PROXY SOLICITATION

                                  [GILAT LOGO]

                          GILAT SATELLITE NETWORKS LTD.

 Solicitation of Proxies for a Meeting of the Holders of our 4.25% Convertible
    Subordinated Notes due 2005 to Approve a Plan of Arrangement with Certain
      Creditors Pursuant to Section 350 of the Israeli Companies Law - 1999

                                     Meeting

      o You are hereby invited to attend and vote at a meeting of the holders of our 4.25% Convertible Subordinated Notes due 2005, also called the existing notes, at 10:00 a.m. on February 5, 2003 to be held at the offices of Gilat Satellite Networks Ltd., 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel.

      o At the meeting, you will be asked to vote on the plan of arrangement between us and certain of our creditors, also called the arrangement, described in this proxy solicitation.

                                     Voting

      o The arrangement will become binding on all of our creditors that are party to the arrangement if 75% or more by value, and at least a majority by number, of those present in person or by proxy and voting at the meetings of each class of creditors party to the plan of arrangement approve the arrangement and it is subsequently approved by the District Court of Tel Aviv-Yafo, Israel, also called the Israeli Court. All of the holders of our existing notes will vote together as a single class.

      o You may vote at the meeting of holders of existing notes in person or by proxy (through a proxy in the manner described in this proxy solicitation).

      o To vote by proxy, you must give your voting instructions and the enclosed proxy must be completed and returned to Georgeson Shareholder Communications, Inc., our information agent, by 11:59 p.m., New York City time, on February 3, also called the expiration date. To receive a proxy to vote in person, you must contact our information agent at the contact information set forth on the back page of this proxy solicitation by no later than 5:00 p.m., New York City time, on January 28, 2003.

      o If you are not a participant in DTC, your voting instructions must be received by your broker, bank or other nominee with sufficient time prior to the expiration date for your instructions to be processed. If you fail to do so, your vote will not be counted.

                                     Results

      o If the arrangement is approved at all meetings of creditors, a petition will be filed with the Israeli Court for the approval of the arrangement. Subsequently, notices will be published and mailed to certain holders of our existing notes specifying that the petition has been filed and that objections to the plan of arrangement may be made by filing an objection and affidavit with the Israeli Court within ten days of the publication of the notice or receipt of the notice, as the case may be. If this ten day period expires after February 27, 2003, you may file an objection and affidavit with the Israeli Court no later than February 27, 2003. The date the Israeli Court has set for a hearing to approve the arrangement is March 6, 2003.

                               -------------------

    Failure to implement the arrangement is likely to have a material adverse effect on our ability to continue to operate as a going concern.
                    See "Risk Factors" beginning on page 21.

                               -------------------

             The date of this proxy solicitation is January 6, 2003.
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                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Forward-Looking Statements.................................................  iii
Market Data................................................................   iv
Certain Documents Incorporated by Reference................................   iv
Available Information......................................................   iv
Proxy Solicitation Summary.................................................    1
The Proposed Plan of Arrangement...........................................    6
Solicitation Procedures....................................................   19
Risk Factors...............................................................   21
Capitalization.............................................................   35
Selected Consolidated Financial Information................................   36
Ratio of Earnings to Fixed Charges.........................................   37
Management's Discussion and Analysis of Results of Operations and
   Financial Condition.....................................................   38
Recent Business Developments...............................................   51
Management.................................................................   52
Description of the New Notes...............................................   55
Description of Share Capital...............................................   68
Resale of Ordinary Shares and New Notes ...................................   72
Price Range of Ordinary Shares.............................................   73
Certain Tax Considerations.................................................   74
Exhibit A - Text of Resolution Regarding Amendment to Articles of
   Association.............................................................  A-1
Exhibit B - Form of Voting Instructions and Appointment of Proxy...........  B-1
Exhibit C-1 - First Order of Court.........................................  C-1
Exhibit C-2 - Second Order of Court........................................  C-3
Exhibit D - Application for Proposed Plan of Arrangement as Submitted to
   Court...................................................................  D-1

                               -------------------

      This document does not constitute a prospectus or an offer to the general public or any person other than to holders of our existing notes to acquire our ordinary shares, par value NIS 0.01 ("ordinary shares") and the 4.00% Convertible Notes due 2012 (the "new notes") described herein. The new notes and the ordinary shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any other jurisdiction. The ordinary shares and the new notes will be freely transferable by the recipients thereof, subject to certain conditions and restrictions as described in "Resale of the Ordinary Shares and the New Notes." We are not soliciting proxies in any state or other jurisdiction where an offer or solicitation is not permitted by law.

      You are hereby offered the opportunity, prior to approving the arrangement and receiving any ordinary shares or new notes, to ask questions and to receive answers concerning us and the terms of the arrangement, the ordinary shares and the new notes. You are also offered the opportunity to obtain from us additional information, to the extent that we possess the information or can acquire it without unreasonable effort or expense, that is necessary to verify the accuracy, truthfulness, and completeness of the information contained or incorporated by reference in this proxy solicitation.

      You should rely only on the information contained or incorporated by reference in this proxy solicitation. We have not authorized any person to provide you with additional, different, or inconsistent information except as contemplated in the preceding paragraph. If anyone provides you with additional, different, or inconsistent information, you should not rely on it. You should assume that the information contained or incorporated by reference in this proxy solicitation is accurate only as of the date on the front cover of this proxy solicitation. Our business, financial condition, results of operations, and prospects may have changed since that date.

      None of the U.S. Securities and Exchange Commission ("SEC"), any state or foreign securities commission, or other regulatory agency has approved or disapproved of the ordinary shares, new notes or determined if this proxy solicitation is truthful or complete. Any representation to the contrary is unlawful.


                                       ii
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                           FORWARD-LOOKING STATEMENTS

      Some of the information included in this proxy solicitation and other materials filed or to be filed by us with the SEC (as well as information included in oral statements or other written statements made or to be made by us or our representatives) contains or may contain forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include the words "may," "could," "should," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan," "project," "continue," "predict," or other words or expressions of similar meaning. The forward-looking statements include statements that reflect our management's beliefs, plans, objectives, goals, expectations, anticipations, and intentions with respect to our financial condition, results of operations, future performance, and business, including statements relating to our business strategy and our current and future development plans. We have based these forward-looking statements on our management's current expectations about future events or results. Actual events or results may differ materially.

      The potential risks and uncertainties that could cause our actual financial condition, results of operations, and future performance to differ materially from those expressed or implied in this proxy solicitation, include the matters discussed under "Risk Factors" and the following:

      o whether we are awarded large-scale contracts in competitive bidding processes;
      o the stability of the telecommunications market and a continued demand for our products;
      o     the success of our subsidiaries and joint ventures;
      o technological developments, particularly relating to satellite technology;
      o     the timing and success of our business development efforts;
      o the level of competition we experience in our business and its effect on the pricing of our goods and services;
      o our future expenditures for capital projects and our available financial resources;
      o     our ability to continue to control costs and maintain quality;
      o     general economic, business and social conditions in Israel in Latin
            America and in other countries in which we do business; and
      o     other uncertainties, all of which are difficult to predict and many of which are beyond our control.

      We urge you to review carefully this proxy solicitation, particularly the "Risk Factors" section, for a more complete discussion of the risks of an investment in the ordinary shares and the new notes.

      From time to time, oral or written forward-looking statements are also included in our reports on Forms 20-F and 6-K, press releases, and other materials released to the public. Although we believe that at the time made, the expectations reflected in all of these forward-looking statements were, are and will be reasonable, any or all of the forward-looking statements in this proxy solicitation, our reports on Forms 20-F and 6-K and any other public statements that are made by us may prove to be incorrect. This may occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this proxy solicitation, certain of which are beyond our control, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this proxy solicitation or other public communications that we might make as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the SEC on Forms 20-F and 6-K.


                                       iii
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                                   MARKET DATA

      Market data and other statistical information contained or incorporated by reference in this proxy solicitation are based on independent industry publications, government publications, reports by market research firms, or other published independent sources. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above.

                   CERTAIN DOCUMENTS INCORPORATED BY REFERENCE

      This proxy solicitation incorporates by reference certain documents we have filed with the SEC. The following Gilat documents are incorporated by reference:

            o Annual report on Form 20-F for the fiscal year ended December 31, 2001, filed on May 31, 2001.

            o Current reports of Foreign Private Issuer on Form 6-K, filed on June 25, 2002, July 3, 2002, July 23, 2002, August 9, 2002,
                  August 28, 2002, September 4, 2002, September 20, 2002, September 26, 2002, October 10, 2002, October 21, 2002,
                  October 22, 2002, October 29, 2002, December 9, 2002, December 16, 2002, December 23, 2002 and January 6, 2003.

      References herein to "this proxy solicitation" are intended to include the documents incorporated by reference, which are an integral part of this proxy solicitation. You should obtain and review carefully copies of the documents incorporated by reference. Any statement contained in the documents incorporated by reference in this proxy solicitation will be deemed to be modified or superseded for purposes of this proxy solicitation to the extent that a statement contained in this proxy solicitation modifies or supersedes the statement. Information that we later file with the SEC before the proposed plan of arrangement becomes effective will automatically modify and supersede the information previously incorporated by reference in this proxy solicitation and the information set forth in this proxy solicitation. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy solicitation. Any person obtaining a copy of this proxy solicitation may obtain without charge, upon written request to us, a copy of the documents incorporated by reference.

                              AVAILABLE INFORMATION

      We are subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with the Exchange Act, we file reports and information statements, and other information with the SEC. The reports and information statements, and other information may be inspected and copied at the public reference facilities of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of these materials from the SEC by mail at prescribed rates. You should direct requests to the SEC's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a website (http://www.sec.gov) that contains the reports, proxy and information statements, and other information filed by us.

      Our ordinary shares are listed on NASDAQ under the symbol "GILTF." You may inspect information filed by us at the offices of NASDAQ by writing to them at the offices of NASDAQ Operations, 1735 K Street N.W., Washington D.C. 20006 or by telephone at (877) 536-2737. You may obtain information, including the documents incorporated by reference, from us by writing to us at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, Attention:
Investor Relations or by telephone at (972) 3-925-2000.


                                       iv
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                           PROXY SOLICITATION SUMMARY

      The following summary highlights selected information contained or incorporated by reference in this proxy solicitation and does not contain all the information that may be important to you. You should carefully read this entire proxy solicitation, including the financial data and the descriptions of the ordinary shares and the new notes and the documents incorporated by reference in this proxy solicitation, before making a decision to approve the arrangement.

      As used in this proxy solicitation, the terms "Gilat," "we," "our," "us" and "the company" refer to Gilat Satellite Networks Ltd. and its subsidiaries as a combined entity, except where it is clear that the terms mean only Gilat Satellite Networks Ltd., an Israeli company.

Our Company............ Gilat Satellite Networks Ltd. is a leading provider of products and services for satellite-based communications networks based on very small aperture terminals, referred to in the network communications industry as VSATs. These small units, which attach to personal computers, enable the transmission of data, voice and images to and from certain satellites. Our principal executive offices are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, and our telephone number is (972) 3-925-2000.

Terms of the
Arrangement............ Below are the material terms of the proposed arrangement:

                        o Holders of existing notes. In exchange for the outstanding existing notes which have a principal amount of $350 million, we will issue (i) 202,083,908 ordinary shares and (ii) $83.254 million in principal amount of 4.00% Convertible Notes due 2012, also called new notes. Therefore, for each $1,000 in principal amount of existing notes that you hold, you will receive 577.38 ordinary shares and $237.87 in new notes. Fractional shares and fractional new notes will be rounded up to the next whole share or dollar , as the case may be, to the extent a holder would otherwise receive a fractional share or new note as a result of the arrangement. For a description of the terms of the new notes, see "Description of the New Notes" and "Description of Share Capital."

                        o Bank Hapoalim B.M. ("Bank Hapoalim"). Of the $102 million in principal amount due from us to Bank Hapoalim, (i) $25.5 million will be converted into 18,488,590 ordinary shares, (ii) $5.1 million will be converted into new notes of the same principal amount and (iii) the remaining debt amount of $71.4 million will remain as a loan on revised terms. The revised terms include equal semiannual installments of principal of $4.463 million beginning on July 2, 2005, with a last installment of $8.925 million on July 2, 2012. The loan will bear interest at the six-month LIBOR rate plus 2.5% and will be payable semiannually together with the installments of principal.

                        o Bank Leumi Le Israel B.M. ("Bank Leumi"). The terms of the loan in the principal amount of $30 million owed by us to Bank Leumi will be revised. The revised terms of the restructured loan will include principal payments in the amount of $1 million annually during each of 2003 and 2004, and principal payments of $4 million annually during each of the years 2005 through 2011. The loan will bear interest at the six-month LIBOR rate plus 2.5%. In addition, as part of the arrangement, Bank Leumi has agreed to maintain its line of credit utilized for performance guarantees for the benefit of Gilat and its direct and indirect subsidiaries ("Gilat Group") in the existing aggregate amount of $15 million for at least one year, subject to the limitation that continued availability of the line of credit may be affected by the overall collateral made available by us in support of credit used by us in the future for the issuance of guarantees.

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                        That amount does not include additional guarantees that
                        have been or may be granted by Bank Leumi and are or will be secured by specific charges on our deposits at Bank Leumi.

                        o Israel Discount Bank Ltd. ("Discount Bank"). Discount Bank has agreed to maintain its performance guarantees for the benefit of Gilat Group in the existing amount of $13.3 million for at least one year. Such amount does not include additional guarantees that have been or may be granted by Discount Bank and are or will be secured by specific charges on our deposits at Discount Bank.

                        o SES Americom Inc. ("SES Americom"). SES Americom has agreed to terminate its transponder agreements with Spacenet Inc., our wholly owned subsidiary ("Spacenet"), which relate to StarBand Communications Inc. ("StarBand"), a company in which we indirectly own approximately 35% of the outstanding shares and to enter into a new transponder capacity agreement directly with StarBand. In addition, SES Americom has agreed to defer payments by Spacenet in connection with other agreements. As part of the arrangement, we have agreed to issue to SES Americom a number of our ordinary shares that is equal to approximately 5.5% of our outstanding ordinary shares immediately following the closing of the arrangement.

                        o Other Financing Creditor. We are currently negotiating the terms of the restructuring of an outstanding loan in the amount of approximately $6.5 million, extended to Spacenet by a financing entity and secured by a pledge on certain assets of Spacenet and by our guarantee. We expect such revised terms to include a conversion of a portion of the outstanding amount into our ordinary shares and a rescheduling of the repayment of the remaining amount.

                        o Collateral. We will grant to the banks referred to above, in addition to existing security interests in favor of the banks described in "The Proposed Plan of Arrangement - Description of the Arrangement," a first priority security interest consisting of a floating charge on all of our assets and we will pledge for their benefit all of the shares that we own in Spacenet. We will grant to holders of the new notes a second priority security interest in the same collateral. We may grant the Israeli Ministry of Finance the collateral set forth under "Management's Discussion and Analysis of Results of Operations and Financial Condition - Research and Development - Product Development."

                        o Conditions. The closing of the arrangement is subject to the execution of a final agreement with SES Americom, the approval of the arrangement by Bank Hapoalim, Bank Leumi and Discount Bank at the other meetings of creditors, and the approval of the arrangement by the Israeli Court.

Timing................. o Record Date. January 2, 2003.

                        o Expiration Date. 11:59 p.m. New York City time, on
                          February 3, 2003.

                        o Meeting Date. 10:00 a.m. Israel time, on February 5,
                          2003.

                        o Last Date for Filing Objections. Ten days of the
                          publication of the notice regarding our filing with the Israeli Court to approve the arrangement or receipt of the notice, as the case may be. If this ten-day period expires after February 27, 2003, you may file an objection and affidavit with the Israeli Court no later than February 27, 2003.

                        o Date of Hearing for Approval of the Arrangement. March
                          6, 2003.

Use of Proceeds........ We will receive no proceeds from the arrangement.

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Risk Factors........... In deciding whether to vote for the arrangement, you should carefully read this proxy solicitation and the documents to which we refer you. You should also carefully consider the risk factors discussed under "Risk Factors."

Resale of Ordinary
Shares and New Notes... We have received confirmation from the SEC that persons who receive ordinary shares and/or new notes as part of the arrangement may resell these ordinary shares and/or new notes without any restriction, subject to restrictions on resale imposed on our affiliates. See "Resale of Ordinary Shares and New Notes."

Material Income Tax
Consequences........... Although not entirely free from doubt, U.S. holders generally should not recognize gain or loss in connection with the arrangement for U.S. federal income tax purposes, except to the extent amounts are attributable to accrued but unpaid interest on the existing notes. For Israeli income tax purposes, it is not clear whether the exchange of existing notes for new notes and ordinary shares under the arrangement will be viewed as a sale of the existing notes, in which case a capital gains tax may apply. Under the treaty between Israel and the United States, a U.S. resident (as defined in the treaty) holding existing notes will be exempt from Israeli capital gains tax in connection with the exchange of existing notes for new notes and ordinary shares under the arrangement unless such holder is an individual residing in Israel for more than 183 days in the aggregate during the year of the arrangement.

                        For more information concerning these and other income tax consequences to holders resulting from the arrangement, see "Certain Tax Considerations."

                        TAX MATTERS ARE VERY COMPLICATED. THE TAX CONSEQUENCES OF THE ARRANGEMENT TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE ARRANGEMENT TO YOU.

Voting................. If you are not a DTC participant, your voting instructions, a form which accompanies this document, must be completed and returned to your broker, bank or other nominee with sufficient time for your instructions to be processed and delivered to the information agent by 11:59 p.m. on February 3, 2003.

                        Your nominee cannot vote without your instructions. If you do not return your instructions in a timely fashion, your vote will not be counted.

Information Agent...... Georgeson Shareholder Communications, Inc.

      For more complete information about the proposed plan of arrangement, see "The Proposed Plan of Arrangement."

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Summary of the New Notes

      The summary below describes the principal terms of the new notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the New Notes" section of this proxy solicitation contains a more detailed description of the terms and conditions of the new notes.

Issuer................. Gilat Satellite Networks Ltd.

New Notes.............. $88.354 million aggregate principal amount of 4.00%
                        Convertible Notes due 2012 to be issued to holders of existing notes. An additional principal amount of up to $1.5 million of new notes may be issued to other entities. Interest accrued prior to January 1, 2005 will be capitalized and added to the principal amount of the new notes.

Maturity............... October 1, 2012.

Interest Payment
Dates.................. We will pay interest on the new notes semiannually in arrears on April 1 and October 1 of each year, beginning on April 1, 2005. The first interest payment shall be payable with respect to the period from January 1, 2005 to April 1, 2005.

Principal Payments..... We will pay $2.5 million of the principal amount of the new notes on each of April 1 and October 1, in both 2010 and 2011, and the remaining principal amount at maturity.

Conversion............. The new notes will be convertible at the option of the holder into our ordinary shares at a conversion price of $0.87 per ordinary share at any time after one year from the date of issuance of the new notes and before close of business on October 1, 2012, unless the new notes have been mandatorily converted previously. The conversion price will be subject to adjustment based on the reverse stock split described under "The Proposed Plan of Arrangement - General Meeting of Shareholders" and other customary recapitalization events.

Condition to
Conversion............. To enable the full exercise of the conversion right, our shareholders must approve an increase of our share capital. We undertake to convene a shareholders meeting for this purpose within 60 days of the issuance of the new notes. Each holder of new notes undertakes, in its capacity as a shareholder of Gilat, among other things, to vote its shares for the increase in our share capital. See "The Proposed Plan of Arrangement - General Meeting of Shareholders."

Mandatory Conversion... Commencing January 1, 2005, we may, at our option, require the conversion right to be exercised if the average closing bid price of our ordinary shares for 60 consecutive calendar days exceeds $1.00 per ordinary share and the average daily trading volume in our ordinary shares during that period is not less than $100,000 or such smaller amount, if any, as may be set forth in the indenture governing the new notes. The above average closing bid price per ordinary share will also be subject to adjustment based on the reverse stock split and other recapitalization events.

Collateral and
Subordination.......... The collateral for the new notes will be a second priority security interest consisting of a floating charge on all of our assets and a pledge of all of the

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                        shares of Spacenet that are owned by us. The interest of
                        the holders of the new notes in the collateral will be subordinated to the security interest granted for the benefit of our bank lenders, as described under "Description of the Notes--Ranking of New Notes and Collateral." In addition, without the consent of either the holders of the new notes or the trustee for the new notes, we may in the future grant additional senior, pari passu or subordinate charges on our assets and on our shares in Spacenet for the benefit of banks or other financial institutions to secure new extensions of credit granted to us or for the benefit of the State of Israel or any governmental authorities thereof in connection with financing or grants provided to us. The collateral is described further under the heading "Description of New Notes--Ranking of New Notes and Collateral."

Repurchase at Option
of Holders............. Each holder may require Gilat to repurchase all or part of that holder's new notes upon the occurrence of a "change of control" at a repurchase price equal to 100% of the outstanding principal amount of the existing notes being redeemed, plus any accrued and unpaid interest. Gilat has the option to pay the repurchase price in cash or, upon the satisfaction of certain conditions, in ordinary shares. If we elect to pay the repurchase price in ordinary shares, the ordinary shares will be valued at 95% of the average of the closing bid prices for the five trading days immediately preceding the third trading day prior to the purchase date. If we elect to pay the repurchase price in cash, the bank lenders will be entitled to declare their loans to us to be immediately due and payable. However, if we do not have sufficient funds to both repay our loans to our bank lenders and repurchase in cash new notes from their holders, then we will not make any such repayment of loans or repurchase of new notes in cash. See "Description of the New Notes--Repurchase at the Option of the Holders."

Currency............... U.S. dollars.

Form and Denomination.. The new notes will be issued in denominations of $1 and any integral multiple of $1. The new notes will be represented by one or more permanent global certificates in fully registered, book-entry form without interest coupons, will be deposited with the trustee as custodian for The Depository Trust Company ("DTC"), and will be registered in the name of Cede & Co. or another nominee designated by DTC, except in limited circumstances.

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                                       5
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                        THE PROPOSED PLAN OF ARRANGEMENT

Background of the Arrangement

      During this past summer, we began discussions with our bank lenders and certain holders of our existing notes to negotiate the restructuring of the existing notes and our bank loans. On August 28, 2002, we entered into a retention agreement with Itzhak Swary Ltd. ("Swary") and the law firm of Zellermayer, Pelossof & Co. ("Zellermayer") pursuant to which Swary and Zellermayer agreed to act as the financial advisor and counsel, respectively for holders of a significant portion of the existing notes.

      In October 2002, certain guidelines for a debt restructuring plan were formulated. On September 15, 2002, we failed to pay interest due on the existing notes in the amount of $7,437,500. On October 16, 2002, to permit completion of a detailed restructuring arrangement and its submission to holders of the existing notes and the bank lenders without the risk of legal proceedings against us, we filed with the Israeli Court a petition under Section 350 of the Israeli Companies Law - 1999 ("Section 350") for a 30-day stay of proceedings only on actions by holders of the existing notes and the bank lenders. In addition, we requested that the Israeli Court appoint three officers of the court: the outside legal counsel to Bank Hapoalim (Dr. Lipa Meir); the legal counsel for holders of a significant portion of the principal amount of the existing notes (Michael Zellermayer); and the outside legal counsel to our company (Gene Kleinhendler) (collectively, the "Officers of the Court"). The role of the Officers of the Court is described below under "Management of our Company during the Section 350 Proceeding." The Israeli Court ordered the appointment of the Officers of the Court and ordered the 30-day stay of proceedings.

      During the 30-day period that the stay of proceedings was in effect, specific guidelines for the proposed plan of arrangement with the bank lenders and holders of a majority of the principal amount of the existing notes were negotiated and agreed upon. On November 14, 2002, the Officers of the Court filed with the Israeli Court a petition that requested the Court to authorize them to convene meetings of certain creditors for the purpose of approving the arrangement and to extend the stay of proceedings. At a hearing that took place on November 17, 2002, the Israeli Court granted the request to convene meetings of creditors. On January 2, 2003, the Israeli Court extended the stay of proceedings until March 6, 2003, at which time a hearing for the approval of the arrangement was scheduled.

      On October 28, 2002, an application was filed on behalf of the Officers of the Court with the U.S. Bankruptcy Court in Delaware to enforce the stay of proceedings order in the United States, pursuant to section 304 of the U.S. Bankruptcy Code ("Section 304"). The U.S. Bankruptcy Court issued a temporary restraining order at an initial hearing held on November 6, 2002, and at a further hearing on the application on November 18, 2002 issued a preliminary injunction order to extend the stay of proceedings until January 27, 2003. We expect to apply to the U.S. Bankruptcy Court for an extension of the stay of proceedings until March 7, 2003, or such later date as the U.S. Bankruptcy Court sets for the hearing for the permanent injunction implementing the arrangement in the United States. If and when the arrangement is approved at the meetings of creditors and by the Israeli Court, the Officers of the Court will apply to the U.S. Bankruptcy Court to implement the terms of the arrangement in the United States under Section 304.

Management of our Company During the Section 350 Proceeding

      In connection with the Section 350 proceeding initiated by us, the Israeli Court vested the Officers of the Court with authority to negotiate and formulate the arrangement and to convene the meetings of creditors required to approve the arrangement. In addition, the Officers of the Court were given certain supervisory roles with respect to the management of our company. Specifically, the Israeli Court defined the role and powers of the Officers of the Court as follows:

            (1) our senior management is to inform the Officers of the Court, at their request, of our actions and our business. In addition, the Officers of the Court are to be briefed weekly on the current status of our business.

            (2) the Officers of the Court are to be invited to attend all meetings of our board of directors . No meeting of our board of directors is to be held without the presence and attendance of at least two of the Officers of the Court, unless otherwise agreed to by the Officers of the Court. The Officers of the Court are authorized to call a meeting of our board of directors.

            (3) the Officers of the Court are entitled to apply to the Israeli Court for directions with respect to any resolution adopted by our board of directors that is opposed by them. In such case, our board of directors resolution will become effective only after the Israeli Court has approved it or determined its terms, as applicable.

            (4) the Officers of the Court have the right to be notified of any transaction or act that is not in the ordinary course of our business in a material manner. The Officers of the Court will be entitled, at their discretion, to submit such transactions or acts to the Israeli Court for approval.

            (5) the Officers of the Court are not to assume or create new liabilities and debts.

The Principles of the Contemplated Recovery Plan

      We have prepared an overall recovery plan, part of which has already been implemented and part of which is intended to be implemented once the arrangement is approved. The contemplated recovery plan includes increased focus on equipment sales; closing of certain offices worldwide; cutting-back on marketing, sales, management and general expenses; consolidation of certain product lines; and the development of ancillary products and services that complement existing products and services as a source of additional revenues.

      In addition, in the past year we have refocused our sales and marketing forces such that sales and marketing of services based on our products are carried out (1) by our joint venture with SES Global, Satlynx S.A., in Europe,
(2) by our wholly-owned subsidiary, Spacenet, in the United States and (3) by rStar Corporation ("rStar") in Peru and Colombia. Sales of our products and of services in the rest of the world are managed from Israel. Given the above changes, we have reduced our work force and cut expenses in the areas of sales and marketing and in research and development. We believe that the above changes may lead to a significant reduction in the cash resources required for financing our activities and will enable us to exert better control over costs and expenses. We cannot, however, assure you that the projections on which this plan is based, will be achieved or that the recovery plan will be successful. In addition, because of the uncertainty regarding the identity of our directors and officers following completion of the arrangement, we cannot assure you whether the recovery plan will be implemented in whole or in part. See "Risk Factors - Risks if Arrangement is Approved."

Description of the Arrangement

      The following is a description of the material terms of the arrangement with respect to each of the relevant creditors groups:

      Holders of existing notes. The principal amount due on the existing notes is $350,000,000. In exchange for the outstanding existing notes, we will issue 202,083,908 ordinary shares of our company and $83,254,000 in principal amount of new notes. Therefore, for each $1,000 principal amount of existing notes, you will receive 577.38 ordinary shares and $237.87 in new notes. Fractional shares and fractional new notes will be rounded up to the next whole share or dollar, as the case may be , to the extent a holder would otherwise receive a fractional share or new note as a result of the arrangement. The issuance of ordinary shares and new notes to holders of the existing notes in the arrangement will be in satisfaction of all of our obligations to the holders of the existing notes under the indenture governing the existing notes, including without limitation any principal of, or interest or other obligations on, the existing notes.

      Our obligation to the holders of the new notes will be secured by a second priority security interest consisting of a floating charge over all our assets and a second priority pledge in all of our shares in Spacenet. Without the consent of the holders of the new notes, we may in the future grant additional senior, pari passu or subordinate charges on its assets and shares of Spacenet for the benefit of banks or other financial institutions to secure the extension of new credit to us or for the benefit of the State of Israel or any governmental authorities thereof in connection with financing or grants provided to us. Other terms of the new notes are described under "Description of the New Notes."

      Bank Hapoalim. As of January 2, 2003, we will owe to Bank Hapoalim $102,000,000 in principal amount under its loan agreement with us, as amended. The existing loan bears interest at an annual rate of LIBOR plus 0.8% (with respect to $90,000,000 of the principal amount) and LIBOR plus 2.5% (with respect to $12,000,000 of the principal amount) and is secured by 75% of the shares in StarBand that are held by Spacenet. The outstanding principal amount on the existing loan is payable in six semiannual payments, and the maturity date is July 2, 2005. In addition, Bank Hapoalim has provided us with a performance guarantee in the principal amount of $10 million to secure Gilat Group's performance of two contracts in Colombia. This performance guarantee is secured by a deposit of $10 million in our account at Bank Hapoalim.

      Of the current outstanding principal amount of its loan to us, Bank Hapoalim will convert $25,500,000, or 25% of the principal amount, into 18,488,590 of our ordinary shares representing the same conversion ratio as the conversion of the existing notes. With respect to $5,100,000 of the amount owed to Bank Hapoalim, we will issue to Bank Hapoalim new notes with an identical principal amount. The remaining principal debt amount of $71,400,000 owed to Bank Hapoalim will remain as a loan with revised terms. A description of the terms of the proposed revised loan is set forth below:

Principal amount:         $71,400,000

Annual interest:          Six-month LIBOR rate plus 2.5% payable semiannually on
                          January 2 and July 2.

Final principal payment   July 2, 2012

Principal payments:       No principal payments due during 2003, 2004, and the
                          first half of 2005. Thereafter, principal payments shall be paid in 14 equal semiannual installments of $4,463,000 on January 2 and July 2 of each year, beginning July 2, 2005. An additional installment of principal of $8,925,000 is payable on July 2, 2012.

Collateral:               To secure repayment of the loan, we will grant a first
                          priority security interest in favor of Bank Hapoalim consisting of a floating charge over all our assets and we will pledge all of the shares of Spacenet held by us. These liens will be pari passu with the charges granted in the framework of the arrangement to Bank
                          Leumi and Discount Bank.

      Immediately following the completion of the arrangement, we expect Bank Hapoalim to own on a non-diluted basis approximately 14% of our outstanding ordinary shares (including in exchange for the existing notes held by Bank Hapoalim).

      Bank Leumi. As of January 2, 2003, we will owe to Bank Leumi $30 million in principal amount. The existing loan matures in April 2003, bears interest at a rate of six-month LIBOR plus 2.5% and is secured by a first priority charge on our real property located in Petach Tikva, Israel. As of the date of this proxy solicitation, Bank Leumi has also outstanding performance guarantees in the principal amount of approximately $15 million to secure Gilat Group's performance of various projects, not including performance guarantees in the principal amount of approximately $500,000 secured by specific charges on our deposits at Bank Leumi. To secure all of our obligations to Bank Leumi, we granted to Bank Leumi a second priority charge on our real property in Petach Tikva, Israel, which is pari passu with a charge granted to Discount Bank. The terms of the restructured loan include an extension of the Bank Leumi loan so that it may be repaid over ten years. A description of the revised terms of the loan is set forth below:

Principal amount:         $30,000,000

Annual interest:          Six-month LIBOR rate plus 2.5% payable semiannually on
                          January 2 and July 2.

Principal payments:       Principal payments in the amount of $1 million
                          annually during each of 2003 and 2004, and principal payments of $4 million annually during each of the years 2005 through 2011.

Collateral:               In addition to the current charges registered in favor
                          of Bank Leumi, we will grant a first priority security interest in favor of Bank Leumi consisting of a floating charge over its assets and we will pledge all the shares of Spacenet held by us to secure repayment of the loan and existing performance guarantees of Bank Leumi. These charges will be pari passu with the charges granted in the framework of the arrangement to Bank Hapoalim and Discount Bank.

      As part of the arrangement, Bank Leumi has agreed to maintain its line of credit utilized for performance guarantees for the benefit of the Gilat Group in the existing aggregate amount of $15 million for a period of at least one year, subject to the limitation that continued availability of the line of credit may be affected by the overall collateral made available by us in support of credit used by us in the future for the issuance of guarantees. Such amount does not include additional guarantees that have been or may be granted by Bank Leumi and are or will be secured by specific charges on our deposits at Bank Leumi.

      Discount Bank. As of the date of this proxy solicitation, Discount Bank has outstanding performance guarantees in the principal amount of approximately $13.3 million to secure Gilat Group's performance of various projects. Our obligations to Discount Bank are secured by a second priority charge on our real property in Petach Tikva, Israel, which is pari passu with the second priority charge granted to Bank Leumi. In addition, Discount Bank has additional outstanding performance guarantees in the principal amount of approximately $1 million, which are secured by specific charges on certain of our deposits with Discount Bank in the aggregate amount of approximately $1 million.

      Discount Bank has agreed to maintain its performance guarantees for the benefit of the Gilat Group in the existing aggregate amount of $13.3 million for a period of at least one year. Such amount does not include additional guarantees that have been or may be granted by Discount Bank and are or will be secured by specific charges on our deposits at Discount Bank. To secure our obligations to Discount Bank under its performance guarantees, we will grant a first priority security interest in favor of Discount Bank consisting of a floating charge over all of our assets and we will pledge all the shares of Spacenet held by us. These charges will be pari passu with the charges granted to Bank Hapoalim and Bank Leumi and are in addition to the existing charge granted to Discount Bank.

      For other relationships between each of the bank lenders and the Gilat Group, see "--Other Interests of Creditors Party to the Arrangement" below.

      SES Americom. As of the date of this proxy statement, the Gilat Group owes SES Americom approximately $3.5 million for the lease of satellite transponder capacity. SES Americom is currently the holder of approximately 18.4% of our issued and outstanding ordinary shares. In addition, SES Americom is a major supplier of satellite transponder capacity for the Gilat Group. In addition to leasing transponder capacity for its own business requirements, Spacenet currently leases satellite transponder capacity on behalf of StarBand, which is partially owned by Spacenet. As part of the arrangement, SES Americom has agreed to terminate its transponder agreements with Spacenet that relate to StarBand and to enter into a new transponder capacity agreement directly with StarBand. In addition, SES Americom has agreed to allow Spacenet to pay the $3.4 million debt referenced above to SES Americom in 2003 and to allow Spacenet to defer payment of certain transponder capacity charges due in 2003 and 2004, with payment of those deferred charges to commence in 2005. As part of the arrangement, we have agreed to issue to SES Americom such number of our ordinary shares as is equal to approximately 5.5% of our outstanding ordinary shares immediately following the closing of the arrangement.

      In the event the arrangement is approved and the negotiated proposal is accepted by SES Americom, we expect the Gilat Group to pay an aggregate amount of $16.5 million (including the payment of approximately $3.5 million deferred from 2002) in 2003, instead of the aggregate amount of $26.9 million that we otherwise would have paid in 2003.

      As of the date of this proxy solicitation, we have not executed a definitive agreement with SES Americom with respect to the negotiated proposal, and there is no guarantee that we will in fact sign a definitive agreement with SES Americom.

      Other Financing Creditor. We are currently negotiating the terms of the restructuring of an outstanding loan in the amount of approximately $6.5 million, extended to the Spacenet by a financing entity. This entity has agreed in principle to restructure the debt owed to it by Spacenet, which is secured by a pledge on certain assets of Spacenet and by our guarantee. The revised terms with this entity are expected to include the conversion of $1,473,465 into 1,068,325 of our ordinary shares and a change to the terms of the remaining loan amount of $5,224,104. The revised terms of the remaining loan will include the reduction of the annual interest rate from 8% to 5%. No principal repayments of the loan will be made until December 31, 2004, but interest will be payable on a monthly basis. Thereafter, principal and interest payments will be made during the period beginning January 1, 2005 and ending December 31, 2007. The existing pledge over assets of Spacenet will be removed and replaced by a pledge on certain accounts receivable and inventory of Spacenet. Our guaranty will remain in place.

      Other Effects of the Arrangement. If the arrangement is implemented, the shareholders' agreement entered into on December 31, 1998 between our founders and SES Americom will no longer have any effect on us since, given the terms of the arrangement, the shareholders who are parties to the agreement will no longer have the ability to control our board of directors.

      We may grant the Israeli Ministry of Finance the collateral set forth under "Management's Discussion and Analysis of Results of Operations and Financial Condition--Research and Development--Product Development."

Support for Proposed Arrangement

      As set forth below under "--Description of Section 350 of the Israeli Companies Law," the arrangement will be binding on us and on all of our creditors of those classes of creditors party to the arrangement, if the arrangement is approved by the court after receiving the consent of a majority of the creditors attending or represented at creditors meetings holding together at least 75% of the value represented at each such meeting. Bank Hapoalim, a holder of outstanding existing notes, has indicated to us that its current intention is to vote in favor of the proposed arrangement as described in this proxy solicitation, subject to any required internal approvals. Advisors to other holders of existing notes have informed us that their clients who, together with Bank Hapoalim, hold a majority in principal amount of the existing notes, have also indicated their current intention to vote in favor of the proposed arrangement, subject to any required internal approvals. Neither Bank Hapoalim nor any other holder of existing notes is contractually obligated to vote in favor of the arrangement, and there is no guarantee that they will in fact vote in favor of the arrangement.

Description of Section 350 of the Israeli Companies Law

      Section 350 addresses a company's arrangement or settlement with specific classes of its creditors and/or shareholders. Section 350 provides that an arrangement with creditors that is approved by the court after receiving the consent of a majority of the creditors attending or represented at a creditors meeting or meetings, as the case may be, holding together at least 75% of the value represented at each such meeting, will be binding on the company and on all of its creditors of those classes of creditors party to the arrangement. To the extent the required approvals are obtained under Section 350 and the arrangement is approved by the court, all creditors party to the arrangement, including dissenting ones, will be bound by the terms of the arrangement.

      The regulations promulgated under Section 350 (the "Regulations") provide the procedural framework for proceedings under Section 350. Obtaining the court's sanction of the arrangement generally involve two applications to the court. As part of the first application to the court, a company applies for permission to convene meeting(s) of its relevant creditors. This first application includes a description of the proposed arrangement. Any person may oppose the application by submitting to the court a written objection with affidavit within 21 days following the submission to the court.

      In the framework of the proceedings under Section 350, the court may order a stay of proceedings against a company's creditors for an aggregate period of up to nine months. Upon the granting of such order, any legal or execution of judgment proceeding against the company may be initiated or continued only with the court's permission.

      Upon receipt of the order of the court to convene the meeting(s), the company will be required to publish information and send notices regarding the convening of the creditors' meeting(s) in accordance with the Regulations. The company will be required under the Regulations to send to its material creditors and shareholders, as applicable, the order of the court to convene the meeting(s), the application for the proposed arrangement submitted to the court, an instrument for the appointment of proxy and a form for voting by written ballot. The Regulations require that the notice and related materials be sent at least 20 days prior to the convening of the meeting(s). This proxy solicitation is intended to meet the requirements of the Regulations.

      The second application to the court is made within 14 days from the date of the meeting(s) at which the arrangement is approved in order to obtain court sanction of the arrangement. A company will be required to publish in newspapers and distribute in accordance with the Regulations a notice announcing the approval of the arrangement at the meeting(s). Any person may object to the arrangement by filing an objection and affidavit during the period of ten days following receipt of notice or, if such person has no right to receive notice pursuant to the Regulations, then ten days following publication, but in any event no later than five days prior to the date set by the court for a hearing to approve the arrangement, if any.

      In our case, we filed our application for the convening of creditors meetings on November 14, 2002 and published the details of the arrangement on November 19, 2002, in two newspapers with wide circulation in Israel as directed by the Israeli Court. In addition, our material creditors and material shareholders received a copy of the notice of the meetings and a copy of the application for the convening of the creditors meetings for approving the arrangement, as directed by the Israeli Court.

      The following creditors meetings have been scheduled for the purpose of approving the arrangement at the places and times set forth below:

      o Meeting of the holders of existing notes: will take place on February 5, 2003 at 10:00 a.m. Israel time at our offices at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva, Israel- voting in person or by proxy. You are entitled to vote at the meeting of holders of existing notes only if you follow the procedures set forth under "Solicitation Procedures" below.
      o     Bank Leumi meeting: will take place on February 5, 2003 at 12:00 noon, Israel time at 4 Itamar Ben Avi Street, Tel Aviv, Israel.
      o     Discount Bank meeting: will take place on February 5, 2003 at 12:30
            p.m., Israel time at 4 Itamar Ben Avi Street, Tel Aviv, Israel.
      o Bank Hapoalim meeting: will take place on February 5, 2003 at 1:00 p.m., Israel time at 4 Itamar Ben Avi Street, Tel Aviv, Israel.

      In our case, the hearing for the approval of the arrangement is scheduled for March 6, 2003 at 9:30 a.m., Israel time, at the Israeli Court before Judge Alsheich at 1 Weizman Street, Tel Aviv, Israel. Therefore, any objection by a holder of existing notes must be filed within ten days of the publication of the notice regarding our filing with the Israeli Court to approve the arrangement or receipt of the notice, as the case may be. If this ten day period expires after February 27, 2003, you may file an objection and affidavit with the Israeli Court no later than February 27, 2003. Any decision of the Israeli Court is subject to appeal. An appeal must be filed within 45 days of the decision.

General Meeting of Shareholders

      As part of our obligations under the arrangement, we have undertaken to convene a general meeting of our shareholders to take place within 60 days of the date of issuance of the ordinary shares under the arrangement for the purposes set forth below. As part of the arrangement, all the parties thereto who vote for the arrangement and receive our ordinary shares under the arrangement, by virtue of giving instructions for their existing notes to be voted in favor of the arrangement, shall agree to vote all of their Gilat ordinary shares in support of our proposals at the general meeting, as more specifically described below. The record date for purposes of determining the shareholders entitled to vote at the general meeting will be immediately following the issuance of our ordinary shares under the arrangement.

      In connection with the general meeting of shareholders, we have undertaken to propose resolutions to (i) increase our authorized capital in an amount of at least NIS 1,500,000, to be divided into 150,000,000 ordinary shares, or such greater amount as our board of directors deems appropriate, (ii) implement an up to 20-for-1 reverse share split, (iii) approve the transaction with SES Americom, as described below, to the extent required by law and (iv) amend our articles of association to provide for certain terms regarding the appointment and election of our directors, each as described below. In addition, at the general meeting we will present for election a slate of directors which will meet the requirements of the proposed NASDAQ rules and the U.S. federal securities laws regarding the appointment of independent directors in publicly traded companies such as ours. The slate (including the number of directors and their names) will be set ahead of the meeting in accordance with the proposed amendment to our articles of association, as described in this proxy solicitation, including the proposed right of beneficial owners of 7% or more of our ordinary shares to appoint directors . The requisite quorum for a general meeting under our articles of association is two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate at least one-third of the voting power of the company. The resolutions that will be presented to the shareholders at the general meeting will require the majority of the voting power of the ordinary shares voting in person or by proxy at the general meeting, except for the resolution regarding the SES Americom transaction, if applicable, which will require a special majority, as described below.

      Increase of our Authorized Share Capital

      Our authorized share capital is currently NIS 3 million, and is comprised of 300,000,000 ordinary shares, par value NIS 0.01 per share, out of which 23,855,922 ordinary shares and options to acquire 7,805,832 ordinary shares are issued and outstanding as of September 30, 2002. Our authorized share capital is sufficient to issue ordinary shares to be issued in the framework of the arrangement to the holders of the existing notes, Bank Hapoalim, other financing entities and SES Americom. However, the full conversion of the new notes into ordinary shares will require an increase in our authorized share capital. Therefore, we expect to propose an increase in our authorized share capital in an amount of at least NIS 1.5 million, to be divided into 150,000,000 ordinary shares, par value NIS 0.01 per share (prior to the reverse split described below), or such greater amount as our board of directors deems appropriate. Israeli law and our articles of association requires a general meeting of the shareholders to increase the authorized share capital.

      Reverse Share Split

      As described under "Risk Factors--Risks regarding our Ordinary Shares and Capital Structure - Our ordinary shares may be delisted from NASDAQ. If they are delisted, your ability to sell the ordinary shares you acquire as part of the arrangement, or the ordinary shares you acquire upon conversion of the new notes, may be limited and the value of the ordinary shares could decline significantly," on September 3, 2002, we received a deficiency notice from the NASDAQ Listing Qualifications stating that our ordinary shares may be delisted because for the previous 30 consecutive trading days the shares had closed below the minimum $1.00 per share requirement for continued listing under the NASDAQ National Marketplace Rules. In accordance with NASDAQ's listing maintenance standards, the notice provided that if the closing bid price for our ordinary shares did not reach at least $1.00 per share for a minimum of ten consecutive trading days during the 90 calendar days following the issuance of the notice ending December 2, 2002, NASDAQ would provide written notification that our securities would be delisted. We received that notification on December 5, 2002. At our request, an oral hearing has been set for January 10, 2003. Our hearing request will stay the delisting of our securities pending a decision by the NASDAQ Qualifications Panel. As part of our effort to avoid the delisting of our ordinary shares, we intend to effect an up to 20-for-1 reverse split of our ordinary shares, in an effort to increase the price of our ordinary shares. Israeli law and our articles of association require the general meeting of our shareholders to effect a reverse split of our ordinary shares.

      Appointment and Election of Directors

      As described under "Description of Share Capital--Election of Directors," our articles of association provide that our directors shall be elected at the annual general meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy. Our articles of association provide that our board of directors shall consist of such number of directors that is not less than two nor more than fourteen, as shall be determined from time to time by the general meeting of our shareholders. As part of the arrangement, we have undertaken to propose certain amendments to our articles of association regarding the composition of our board of directors. The proposed amendment provides that our board of directors shall consist of not less than five and not more than nine directors as shall be determined from time to time by the general meeting of our shareholders. Unless resolved otherwise, we intend our board of directors to be comprised of nine directors, if four directors are appointed by beneficial owners of 7% or more of our issued and outstanding ordinary shares as set forth below, or seven directors, if fewer than four directors are appointed by beneficial owners of 7% or more of our issued and outstanding ordinary shares as set forth below.

      The proposed amendment further provides that each beneficial owner of 7% or more of our issued and outstanding ordinary shares shall be entitled to appoint, at each annual general meeting of our shareholders, one member to our board of directors, provided that a total of not more than four directors are so appointed. In the event more than four such qualifying beneficial owners notify us that they desire to appoint a member to our board of directors, only the four shareholders beneficially owning the greatest number of shares shall each be entitled to appoint a member to our board of directors. So long as our ordinary shares are listed for trading on NASDAQ, we may require that any such appointed director qualify as an "independent director" as provided for in the NASDAQ rules then in effect. Our board of directors would have the right to remove any such appointed director when the beneficial ownership of the shareholder who appointed such director falls below 7% of our ordinary shares.

      Under the proposed amendment, the annual general meeting of our shareholders will elect the remaining members of the board of directors. At any annual general meeting at which directors are appointed pursuant to the preceding paragraph, for the purpose of electing the remaining directors, the calculation of the vote of any beneficial owner who appointed a director pursuant to the preceding paragraph shall not take into consideration the ordinary shares constituting 7% of our issued and outstanding shares held by such appointing beneficial owner.

      We intend to propose to the general meeting of our shareholders an amendment to our articles of association which will reflect the terms described above and which amendment will be substantially in the form attached hereto as Exhibit A.

      SES Americom

      The transaction with SES Americom described above in "--Description of the Arrangement--SES Americom", including the issuance to SES Americom of our ordinary shares in the framework of the arrangement, may be subject to the approval of the general meeting of our shareholders. SES Americom may be considered a controlling shareholder under Israeli law as a result of a shareholders' agreement, which entitles it, among other things, to appoint a member of our board of directors. In addition, SES Americom, together with the other parties to the shareholders agreement currently hold in excess of 25% of our issued and outstanding ordinary shares. Under Israeli law, a transaction between us and a controlling shareholder requires the approval of shareholders holding a special majority, and either (1) the special majority includes at least one-third of the shareholders that have no personal interest in the transaction that are present at the meeting in person or by proxy, or (2) the total holdings of shareholders with no personal interest in the transaction that vote against the transaction do not represent more than 1% of the aggregate voting power in our company.

Conditions to the Arrangement

      The consummation of the arrangement is subject to the execution of a definitive agreement with SES Americom, the approval of the arrangement by Bank Hapoalim, Bank Leumi and Discount Bank at the other meetings of creditors and the approval of the arrangement by the Israeli Court.

Accounting Treatment of the Transaction

      We will account for the troubled debt restructuring included in the arrangement on the basis of Combination of Types of Restructuring and on the basis of Modification of Terms in lieu of troubled debt restructuring pursuant to FAS 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings" and EITF 02-4 "Debtor's Accounting for a Modification or an Exchange of Debt Instruments in Accordance with FASB Statement No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings."

      In accordance with FAS 15, the carrying amount of the troubled debt, including the existing notes, the debt to Bank Hapoalim, and the debt to one of the financing creditors shall be reduced by the total fair value of the equity interest issued and then, since the total future cash payments specified by the terms of the new notes, including both payments designated as interest and those designated as principal amount, are less than the remaining carrying amount of the existing troubled debt, we will reduce the remaining carrying amount to an amount equal to the total future cash payments specified by the new notes and shall recognize an extraordinary gain on restructuring of troubled debt equal to the amount of the reduction net of tax arising from the arrangement.

      Thereafter, all cash payments under the terms of the troubled debt shall be accounted for as reductions of the carrying amount of the troubled debt, and no interest expense shall be recognized on the troubled debt for any period between the restructuring and maturity of the troubled debt.

Other Interests and Rights of Creditors Party to the Arrangement

      Until the consummation of the arrangement, we have agreed to continue making payments of interest and fees to the bank lenders, including the quarterly interest payment on January 1, 2003 to Bank Leumi and the semiannual interest payment on January 2, 2003 to Bank Hapoalim. In addition to their capacities as bank lenders, Bank Hapoalim and Discount Bank are also holders of existing notes. In their capacity as holders of the existing notes, Bank Hapoalim and Discount Bank will, upon completion of the arrangement, be entitled solely to all rights conferred upon the holders of the new notes.

      StarBand owes Bank Leumi USA, an affiliate of Bank Leumi, Discount Bank and First International Bank of Israel an aggregate principal amount of approximately $113 million (approximately $68 million, $22.5 million and $22.5 million, respectively). First International Bank of Israel is a holder of existing notes.

      Our undertakings to our bank lenders include certain prohibitions on our sale or transfer of assets outside of the ordinary course of business or the pledge of assets without receiving the consent of the bank lenders.

Advisors, Fees and Expenses

      We are party to a retention agreement, dated August 28, 2002, with Itzhak Swary Ltd., a financial advisory firm, and Zellermayer, Pelossof & Co., an Israeli law firm, pursuant to which Swary and Zellermayer agreed to act as financial advisors and legal counsel, respectively, to holders of the existing notes in connection with the arrangement.

      As part of their duties, Swary and Zellermayer agreed to organize an ad hoc committee of holders of existing notes holding in the aggregate a majority in principal amount of the existing notes (the "Committee"). Swary and Zellermayer have been involved in structuring the arrangement and have represented the Committee with respect thereto. Michael Zellermayer, a partner of Zellermayer, has been appointed by the Israeli Court as one of the three Officers of the Court.

      As payment for services rendered and to be rendered by Swary and Zellermayer under the retention agreement, we paid an amount of $100,000 to each of Swary and Zellermayer within seven business days of the date of the retention agreement, and an additional amount of $100,000 to each within 30 days following the date of the retention agreement. The latter payment was conditional on the organization of the Committee and the execution of an engagement agreement between Swary and Zellermayer and the Committee with respect to the arrangement. In addition, if the arrangement is consummated within a certain period of time, we will pay or cause to be paid to each of Swary and Zellermayer a success fee consisting of (i) a fee in cash equal to $500,000, and (ii) an in-kind payment in the value of $125,000 payable in securities having the same terms as the securities that will be issued to holders of the existing notes under the arrangement. We have also undertaken to reimburse all reasonable fees, disbursements and out-of-pocket expenses incurred by Swary and Zellermayer in connection with the services rendered under the retention agreement and approved in advance by us.

      If Swary's and Zellermayer's services are terminated by the Committee, and we complete a transaction similar to the arrangement within 6 months of such termination, we have agreed to pay to each of Swary and Zellermayer the success fee described above.

      All amounts specified above are exclusive of VAT (presently at 18%).

      In addition, we have agreed to pay to Miller Buckfire Lewis & Co. an aggregate termination amount of $1 million, $500,000 of which we have already paid and an additional $500,000 will be payable if and when the arrangement is completed. These payments are in consideration for the termination of an agreement pursuant to which we engaged Miller Buckfire Lewis & Co. to act as our financial advisor.

      We have retained Georgeson Shareholder Communications Inc. to assist us in soliciting votes from holders of existing notes in respect of the meeting of the holders of the existing notes to vote on the arrangement. We will pay them $25,000 for their services. Except as set forth above, we will not pay any fees or commissions to brokers, dealers or other persons for soliciting votes pursuant to the arrangement. We will, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the proxy solicitation and related materials to the beneficial owners of existing notes held by them.

      We expect to pay our expenses in connection with the arrangement from our existing working capital.

Regulatory Approvals

      In order to complete the arrangement, we will need to obtain the approval of the Israeli Court, and we will apply to the U.S. Bankruptcy Court in Delaware to enforce the terms of the arrangement in the United States. In addition, as stated below under "Resale of Ordinary Shares and New Notes," we have received confirmation from the Staff of the SEC that it will not recommend any enforcement action to the SEC in connection with the delivery of new notes and ordinary shares in the framework of the arrangement, subject to the facts as presented to the SEC in our "no-action" request. We have also written to NASDAQ to seek their concurrence that no shareholder approval is required in connection with the arrangement. In addition, we have received confirmation from the Israel Securities Authority that no prospectus will be required to be published in connection with the arrangement. Except as set forth above, we are not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the arrangement as described in this proxy solicitation.

      Should any other approval or other action be required, we currently intend to seek that approval or take other action. We do not believe that any approvals under the antitrust laws will be required. We cannot assure you that any approval or other action, if needed, will be obtained or will be obtained without substantial conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our or our subsidiaries' business.

Alternatives to Consummation of the Plan of Arrangement

      We believe that, under the current circumstances, the arrangement is in the best interests of the holders of the existing notes. If, however, the arrangement is not approved, the alternatives include, among other things, (i) formulation of an alternative plan of arrangement; (ii) our liquidation ; or
(iii) sale of all or part of our assets or operations. We believe that the proposed arrangement is more attractive than these alternatives because it could, among other things, minimize disputes which may arise during such other proceedings, significantly shorten the time required to accomplish an arrangement, reduce the expenses of the proceedings, minimize the disruption to our business that would result from a protracted reorganization proceeding and result in a larger distribution to holders of the existing notes than would other arrangements or a liquidation.

      Alternative Plan

      If the arrangement is not approved, a different plan of arrangement may be formulated. Such an alternative arrangement might involve a reorganization and continuation of our business on the basis of a different debt restructuring plan.

      We believe that the arrangement, which is the result of extensive discussions among Gilat, holders of a majority in value of the existing notes, Bank Hapoalim, Bank Leumi, Discount Bank, SES Americom and others, and their professional representatives, enables the holders of the existing notes to realize the greatest possible value under the circumstances as compared to any alternative plan of arrangement and has the greatest chance of approval by all relevant parties.

      Liquidation

      If the arrangement is not approved, and in light of our current debt situation, a liquidator may be appointed to liquidate our assets for distribution in accordance with the priorities prescribed by Israeli law. An application to liquidate our company may be submitted by us or any of our creditors or shareholders, as well as by certain Israeli authorities. It is likely that the proceeds available for distribution under a liquidation process will not be sufficient even to pay the outstanding debts of our secured creditors. The debts of our unsecured creditors, therefore, including the holders of the existing notes, are not likely to be significantly decreased, if at all, in the framework of a liquidation process. Holders of the existing notes should also bear in mind that the existing notes are unsecured and likely subordinated in right of payment to our obligations to our bank lenders and other lenders.

      A major part of the value of our company derives from our operation as a going concern. A liquidation of our company and the resulting cessation of our operations will likely significantly reduce the value of our company and consequently the value of our assets and the amount of proceeds available for distribution are expected to be greatly reduced.

      We believe that a liquidation will entail additional administrative expenses arising from the appointment of a liquidator and attorneys, accountants, and other professionals, which, in the aggregate, would cause a diminution in the value of our estate.

      Our liquidation could be conducted either by way of an immediate sale of all of our assets over an extended period of time. Liquidating assets over a long period of time may result in larger recoveries than a liquidation over a shorter period of time, but the delay in distributions could result in lower present values received and higher administrative costs, and would require management of the assets and operations in the interim period. Any distribution to the holders of the existing notes probably would be delayed substantially under this type of liquidation.

      We believe that the holders of the existing notes have a better chance of recovery if we continue as a going concern rather than if we are liquidated.

      Sale Of Assets And Operations

      We may attempt to sell certain assets, which may include real estate, inventory, shareholdings in direct and indirect subsidiaries, intellectual property rights and tangible assets. However, we believe that piecemeal sale of assets will not yield the highest value of such assets, which depends to a large extent on the operation of our company and our subsidiaries as a going concern. Further, the value of certain assets derives entirely from their function and use by our company and such assets are not viable on a stand-alone basis. In addition, many of our assets may not be disposed of because of regulatory or contractual restrictions or rights of third parties.

      Moreover, if the arrangement is not approved, certain of our creditors, such as Bank Leumi and Discount Bank who have security interests in our real property as described above in "The Proposed Plan of Arrangement ---- Description of the Arrangement" may take the required legal measures for the appointment of a receiver for the purposes of the foreclosure on these assets and the sale thereof.

Comparison of New Notes and Existing Notes

      The following is a brief summary of the terms of the new notes and the existing notes. For a more complete description of the new notes, see "Description of the New Notes."

                                             New Notes                                  Existing Notes
                                             ---------                                  --------------
Securities...............    $88.354 million aggregate principal         $350 million aggregate principal amount of
                             amount of 4% Convertible Notes due 2012     4.25% Convertible Subordinated Notes due
                             to be issued to holders of existing         2005.
                             notes. An additional principal amount of
                             up to $1.5 million of new notes may be
                             issued to other entities ("additional new
                             notes"). In addition, an additional
                             $7.293 million aggregate principal amount
                             will be capitalized and added to the
                             principal amount due to accrued interest
                             prior to January 1, 2005 (not including
                             accrued interest on additional new notes
                             that may be issued).

Issuer...................    Gilat Satellite Networks Ltd.               Gilat Satellite Networks Ltd.

Maturity.................    October 1, 2012.                            March 15, 2005.

Principal Payments.......    We will pay $2.5 million of the principal   None until maturity.
                             amount of the new notes on each of April
                             and October 1, in both 2010 and 2011, and
                             the remaining principal amount at
                             maturity.

Interest.................    Interest will be payable in cash, at a      Interest is payable in cash at a rate of
                             rate of 4% per year, payable semiannually   4.25% per year, payable semiannually on
                             on April 1 and October 1 of each year,      March 15 and September 15 of each year.
                             beginning on April 1, 2005.

Ranking/Security.........    The new notes will be our general secured   The existing notes are unsecured
                             obligations. The collateral for the new     obligations that are subordinated in right
                             notes will be a second priority security    of payment to all of our current and future
                             interest consisting of a floating charge    senior indebtedness and any of our future
                             on all of our assets and a second           senior subordinated indebtedness.
                             priority pledge on the shares of Spacenet
                             that are owned by us. The interest of
                             the holders of the new notes in the
                             collateral will be subordinate to the
                             charges granted for the benefit of our
                             bank lenders, as described under
                             "Description of the New Notes -- Ranking
                             of New Notes and Collateral."  In
                             addition, without the consent of either
                             the holders of the new notes or the
                             trustee for the new notes, we may in the
                             future grant additional senior, pari
                             passu or subordinate charges on our
                             assets and shares of Spacenet for the
                             benefit of banks or other financial
                             institutions to

                             secure new extensions of credit granted
                             to us or for the benefit of the State of Israel or any governmental authorities thereof in connection with financing or grants provided to us.

Conversion by Holders....    The new notes will be convertible into      The existing notes are convertible into our
                             our ordinary shares at any time after one   ordinary shares at any time prior to
                             year from the date of issuance of the new   maturity at a conversion price of $186.18
                             notes and prior to their maturity at a      per ordinary share, subject to adjustments
                             price equal $0.87 per share, subject to     in certain events.
                             adjustments in certain conditions,
                             including the contemplated reverse stock
                             split described in "The Proposed Plan of
                             Arrangement -- General Meeting of
                             Shareholders."

Mandatory Conversion.....    Commencing January 1, 2005, we will have    None.
                             the right to convert the new notes into
                             our ordinary shares at any time on or
                             prior to maturity if the average closing
                             bid price of our ordinary shares for 60
                             consecutive calendar days exceeds $1.00
                             per share and the average daily trading
                             volume in our ordinary shares during that
                             period is not less than $100,000 or such
                             smaller amount, if any, as may be set
                             forth in the indenture governing the new
                             notes. The above average closing bid
                             price per ordinary share will also be
                             subject to adjustment based on the
                             reverse stock split and the
                             recapitalization events.

Optional Redemption
   By Us.................    None.                                       We may not redeem the existing notes prior
                                                                         to March 18, 2003. At any time after that
                                                                         date (which may be more than once), we can
                                                                         choose to redeem some or all of the
                                                                         existing notes at certain specified prices
                                                                         plus accrued interest.

Repurchase at Option
   of Holders............    Each holder may require us to repurchase    Each holder may require us to repurchase
                             all or part of that holder's new notes      all or part of that holder's existing notes
                             upon the occurrence of a "change of         upon the occurrence of a "designated event"
                             control" at a repurchase price equal to     which includes a change of control or
                             100% of the outstanding principal amount    termination of trading, at a repurchase
                             of the existing notes being redeemed,       price equal to 100% of the outstanding
                             plus any accrued and unpaid interest. We    principal amount of the existing notes
                             will have the option to pay the             being redeemed, plus any accrued and unpaid
                             repurchase price in cash or, upon the       interest. We have the option to pay the
                             satisfaction of certain conditions, in      repurchase price in cash, or, in the case
                             ordinary shares.  If we elect to pay the    of a "designated event" that is a change of
                             repurchase price in ordinary shares, the    control, in ordinary shares. If we elect
                             ordinary shares will be valued at 95% of    to pay the repurchase price in ordinary
                             the average of the closing bid prices for   shares, the ordinary shares will be valued
                             the five trading days immediately           at 95% of the average of the closing bid
                             preceding the third trading                 prices for the

                             day prior to the purchase date. If we       five trading days immediately preceding the
                             elect to pay the repurchase price in        third trading day prior to the purchase
                             cash, the bank lenders will be entitled     date.
                             to declare their loans to us to be
                             immediately due and payable. However, if
                             we do not have sufficient funds to both
                             repay our loans to our bank lenders and
                             repurchase in cash new notes from their
                             holders, then we will not make any such
                             repayment of loans or repurchase of new
                             notes in cash. See "Description of the
                             New Notes--Repurchase at the option of
                             the Holders."

                             SOLICITATION PROCEDURES

      The existing notes are represented by one global note in definitive, fully registered form without coupons in a principal amount equal to the outstanding existing notes represented thereby (the "Global Note"). The Global Note is held by The Bank of New York, as depositary (the "Note Depositary"). The Note Depositary issued one certificateless depositary interest for the Global Note representing the existing notes to Cede & Co. as nominee for The Depository Trust Company ("DTC") and recorded DTC as registered owner of the certificateless depositary interest for such Global Note in the register maintained by it.

      DTC is the principal United States system for automated clearance and settlement of securities transactions effected in the United States. Generally, when debt securities are offered and sold by a company to investors, a global note evidencing the entire principal amount of the debt securities issued is deposited with DTC, and DTC records on its books and records electronic book-entry interests in such debt securities in the name of the banks, brokers, custodians, nominees and other financial institutions (the "DTC Participants") that have purchased such debt securities through DTC on behalf of their customers (i.e., the beneficial holders of such securities). All subsequent purchase and sale transactions in such debt securities are then cleared and settled through the facilities of DTC. At the issuance of the existing notes, DTC recorded book-entry interests in the certificateless depositary interests issued by the Note Depositary in respect of the Global Note in the name of DTC Participants. As a result, indirect beneficial interests in each of the Global Notes are shown on, and transfers thereof can be effected only through, records maintained in book-entry form by DTC and the DTC Participants.

      Similarly, the voting rights attached to the certificateless depositary interests in respect of the existing notes rest with DTC as the registered holder of such certificateless depositary interests. Therefore, the right to vote the certificateless depositary interests in respect of the existing notes either for or against the arrangement at the meeting of creditors rests with DTC or any person who has obtained a proxy from DTC. A proxy authorizes the holder to exercise voting rights in relation to the proposed vote.

      If you were a holder of a beneficial interest in the existing notes on the record date, January 2, 2003, and want to participate in the proposed vote, you have the following two choices: you must either (1) arrange with DTC (or, if DTC has granted a proxy to the DTC Participants, the DTC Participant through which you hold your interest) to vote on your behalf or (2) obtain a proxy from DTC authorizing you to vote the book-entry interests held by DTC in the certificateless depositary interests in respect of the existing notes related to your beneficial interest and attend and vote at the meeting.

      If you wish to obtain a proxy from DTC and attend the meeting, please contact our information agent toll-free at 1-866-328-5446 (banks and brokers call 212-440-9800) prior to 5:00 p.m., New York City time on January 28, 2003 for assistance and more information.

      To facilitate beneficial holders arranging for DTC or its proxy holders to vote on behalf of the holders of beneficial interests in the existing notes, we intend to proceed with the solicitation of voting instructions from the beneficial holders in relation to the proposed vote.

      We have set a record date of January 2, 2003 and an expiration date of February 3, 2003 for the voting instructions solicitation and appointment of proxies by DTC and will notify The Bank of New York and DTC of the meeting and the voting instructions solicitation by delivering to each of them a set of the materials it has prepared for the voting instructions and appointment of proxy solicitation (collectively, the "Solicitation Materials"). The Solicitation Materials will consist of the following documents:

      o     this proxy solicitation;

      o a form for holders of beneficial interests to give voting instructions for accepting or rejecting the arrangement (the "Voting Instructions");

      o a master form for voting instructions to be used by DTC Participants for the tabulation of votes of the beneficial holders and appointing a proxy to cast votes in accordance with those instructions at the meeting (the "Master Voting Instructions");

      o     a cover letter from us to DTC Participants;

      o a form of letter which may be sent by the DTC Participants to their clients for whose account they hold book-entry interests in the certificateless depositary interests in respect of the existing notes; and

      o     a return envelope addressed to our information agent.

      At our request, DTC will authorize the respective DTC Participants by way of a so-called omnibus proxy to vote on behalf of DTC as if they were registered holders of certificateless depositary interests in respect of the existing notes.

      We will contact DTC to obtain a "security position listing", or list of the DTC Participants that, through DTC, hold book-entry interests in the certificateless depositary interests issued by the Note Depositary in respect of the Global Note on behalf of beneficial holders, in order to determine the number of sets of Solicitation Materials each such DTC Participant requires for the purpose of delivering those materials to beneficial interest holders. We have also retained the services of Georgeson Shareholder Communications, Inc., a securityholder communications firm, as an information agent to assist us in delivering the Solicitation Materials to the DTC Participants and to their customers. The information agent will, among other things, confirm with the relevant DTC Participants that delivery of the Solicitation Materials to the beneficial holders has occurred and that no other person is required to receive Solicitation Materials. The information agent will also send copies of the Solicitation Materials (except for the Master Voting Instructions and Appointment of Proxy) directly to those beneficial holders whose names and addresses are known to us. Once the delivery of the Solicitation Materials has occurred, it is expected that the information agent will follow up with the DTC Participants to ensure that they understand the voting requirements and proxy appointment procedures and complete the Master Voting Instructions, in accordance with the instructions of their beneficial holders, correctly and in a timely fashion.

      The banks, brokers and other DTC Participants solicit voting instructions from their clients and ultimately the beneficial holders when they deliver the Solicitation Materials to their clients. Each such bank, broker or other DTC Participant may include in the Solicitation Materials a return envelope addressed to itself to facilitate the solicitation of voting instructions from its clients. Based on the incoming voting instructions from their clients, the DTC Participants are expected to complete the Master Voting Instructions and Appointment of Proxy and return them to the information agent. Those forms appoint Gene Kleinhendler, one of the Officers of the Court and/or any person(s) designated by Mr. Kleinhendler, as the proxy for the DTC Participants who are in turn proxies for DTC. Such person will be instructed to exercise DTC's voting rights at the meeting in accordance with the voting instructions contained in the Master Voting Instructions.

      Beneficial holders must return their Voting Instructions to their respective DTC Participant with sufficient time for their voting instructions to be included in the Master Voting Instructions and Appointment of Proxy. If they do not do so, their existing notes will not be voted by proxy at the meeting.

      If the arrangement is approved and the Israeli Court orders that it take effect then we will issue a cancellation order to the trustee, canceling the existing notes, and the new notes and the new shares will be credited to the accounts of the holders of the existing notes.

                                  RISK FACTORS

      You should carefully consider the following factors in addition to the other information set forth in this proxy solicitation and the documents incorporated by reference in this proxy solicitation before making an investment in the new notes.

Risks if Arrangement is Not Approved

      If the arrangement is not approved, we may be forced to formulate an alternative plan of arrangement, liquidate our company or sell all or part of our assets or operations. In each of those events, there may be insufficient cash to pay the amounts due on the existing notes, and we may not continue to operate as a going concern.

      The District Court of Tel Aviv-Yafo and the U.S. Bankruptcy Court of Delaware have each instituted stays of proceedings that prevent our bank lenders and holders of our existing notes from suing us for non-payment of amounts due to them. If the arrangement does not obtain the requisite approval at the creditors' meetings or if the arrangement is not approved by the Israeli Court, unless extended by the courts, the stays of proceedings will lapse and we may be subject to suits of enforcement of our obligations to our bank lenders and holders of our existing notes. If the arrangement does not obtain the requisite approval at the creditors' meetings or if the arrangement is not approved by the Israeli Court, we could attempt to formulate an alternative plan of arrangement, liquidate or sell all or part of our assets or operations. We believe that the arrangement, which is the result of extensive discussions among various parties, has the greatest likelihood of being approved as compared to other alternative arrangements and minimizes the disruption to our business that would result from a protracted reorganization proceeding. We also believe that our liquidation and the resulting cessation of our operations will significantly reduce our value, and as a result the assets and proceeds available for distribution are expected to be greatly reduced. In addition, we believe a piecemeal sale of assets will not yield the highest value of our assets, which depend to a large extent on our operation as a going concern. In the event of either a liquidation or a sale of assets, holders of existing notes will probably only receive payment after we repay all our bank debt, bank guarantees and other indebtedness for borrowed money to our bank lenders, which totaled approximately $160 million in principal amount as of September 30, 2002. See "The Proposed Plan of Arrangement -- Alternatives to Consummation of the Plan of Arrangement."

      If the arrangement is not approved, our customers may cancel orders and/or terminate contracts, which may have a material adverse impact on our business going forward.

      Many of our customers have taken an active interest in our restructuring process. If the arrangement does not obtain the requisite approval at the creditors' meetings or if the arrangement is not approved by the Israeli Court, product sales may be cancelled and contracts amended or terminated. Specifically, in a recent amendment to our Compartel I Colombia bid document, the Colombian government has the right to transfer the network equipment used by us to provide services under the contract to a trustee if an arrangement is not concluded by April 1, 2003. In addition, under the terms of the Compartel II contracts recently signed in Colombia, in the event that we do not complete an arrangement prior to April 1, 2003, the Colombian government can terminate the agreement without penalty. The aggregate amount of these awarded bids is approximately $65 million. This and other of our contracts may be adversely affected if the arrangement is not approved.

Risks if Arrangement is Approved

      The directors that will oversee our management following the completion of the arrangement have not yet been nominated, and no agreements have been reached with our current management to continue in their roles following completion of the arrangement. Therefore, it is unclear who will manage our business following the completion of the arrangement and what our business strategy and business plan will be following completion of the arrangement.

      It is expected that we will nominate new directors for election at our next general meeting of shareholders which is expected to take place within 60 days of the completion of the arrangement. As of the date of this proxy solicitation, it is unclear who will be nominated. In addition, the employment agreements with certain members of our management team provide that upon a change in control, such as the completion of the arrangement, these executive officers are entitled to terminate their employment with us and may receive substantial payments from us. As of the date of this proxy solicitation, although the members of our management team have indicated their interest to continue their employment with us, there are no agreements or understanding with these or other executive officers to continue to serve us following the completion of the arrangement. Therefore, there is no guarantee that our current management will continue in their roles following completion of the arrangement.

      Because of the uncertainty regarding the identity of our directors and officers following completion of the arrangement, we cannot assure you what our business strategy and business plan will be following completion of the arrangement. We also cannot assure you whether the recovery plan described in this proxy solicitation will be implemented in whole or in part, or whether the description of our business as set forth in our public filings will reflect our business following completion of the arrangement. In addition, it is possible that our relationships with our suppliers and customers will be adversely affected by the departure of some or all of our executive officers.

      Our success depends on the continued employment of our key management and technical personnel. If we are unable to retain our key personnel, our business could be materially adversely affected.

      We believe that our success depends on the continued employment of the following senior management team:

      Name              Position                               Employment
      ----              --------                               Agreement
                                                               ---------

      Yoel Gat          Chairman and Chief Executive Officer   Year-to-year

      Amiram Levinberg  President                              Year-to-year

      Erez Antebi       Chief Operating Officer                Year-to-year

      Yoav Leibovitch   Vice President, Finance and            Year-to-year
                        Administration and Chief Financial
                        Officer

      Messrs. Gat and Levinberg have been with us since our founding in 1987 and have played a key role in development of our proprietary VSAT technology. Messrs. Antebi and Leibovitch joined us in 1991 and have both played a key role in our business development. As indicated above, as of the date of this proxy solicitation, there are no agreements or understanding with our executive officers to continue to serve us following the completion of the arrangement. If any of them, or any of our other key personnel is unable or unwilling to continue in his present position, our business, financial condition and operating results could be materially adversely affected.

      We face competition for personnel, particularly for employees with technical expertise. Our business, financial condition and operating results could be materially adversely affected if we cannot hire and retain suitable personnel

      Since the new notes will be secured by a second priority security interest, there may not be sufficient assets to pay amounts owed on the new notes if a default occurs.

      The new notes will be secured by a second priority security interest consisting of a floating charge on all of our assets, and a second priority pledge of all of the shares of Spacenet that are owned by us. The interest of the holders of the new notes in the collateral will be subordinated to the security interest granted for the benefit of our bank lenders. On a pro forma basis after giving effect to the arrangement, we will have approximately $101.4 million of amounts due to our bank lenders. In addition, without the consent of either the holders of the new notes or the trustee for the new notes, we may in the future grant additional senior, pari passu or subordinate charges on our assets and on our shares of Spacenet for the benefit of banks or other financial institutions to secure new extensions of credit granted to us or for the benefit of the State of Israel or any governmental authorities thereof in connection with financing plans or governmental grants.

      Because holders of existing notes will hold a subordinate security interest, in the event of a bankruptcy, liquidation or reorganization, our assets would be available to pay obligations on the new notes only after satisfaction of all amounts owing to the bank lenders and any other secured creditors to the extent of their security. We cannot assure you that there will be sufficient assets remaining after all payments due to secured lenders have been made.

      In the event the arrangement is approved, we cannot assure you that we will be able to enforce the terms of the arrangement in the United States on all holders of the existing notes.

      Even if the arrangement is approved and the Israeli Court sanctions the arrangement, we cannot assure you that the U.S. Bankruptcy Court will issue an order implementing and giving effect to the arrangement in the United States and granting related injunctive relief. The U.S. Bankruptcy Code sets forth guidelines to be considered by the Bankruptcy Court in exercising its discretion to grant relief in a case involving a "foreign proceeding," and requires that the Bankruptcy Court consider whether the relief granted "will best assure an economical and expeditious administration of [the debtor's] estate, consistent with -

      o just treatment of all holders of claims against or interests in such estate;

      o protection of claim holders in the United States against prejudice and inconvenience in the processing of claims in such foreign proceeding;

      o prevention of preferential or fraudulent dispositions of property of such estate;

      o distribution of proceeds of such estate substantially in accordance with the order prescribed by this title; and

      o     comity."

      In the event the U.S. Bankruptcy Court does not issue an order implementing the arrangement and granting injunctive relief, the arrangement may not be binding in the United States on all holders of existing notes. That would enable holders that vote against the arrangement to commence suit against us in the United States for non-payment under the terms of the indenture. While we cannot assure you that the Bankruptcy Court will conclude that all of the requirements listed above are met in this case and that the factors above weigh in favor of granting relief, the Bankruptcy Court has granted injunctive relief in this case on a preliminary basis, and we believe that the Section 350 proceeding and the arrangement satisfy the relevant criteria for the grant of relief under the U.S. Bankruptcy Code.

      If we exercise our option to convert the new notes into our ordinary shares, there is a substantial risk that the price of our ordinary shares could drop from the date we elect to convert to the conversion date.

      Beginning January 1, 2005, we may elect to convert the new notes into our ordinary shares if the average closing bid price of our ordinary shares for 60 consecutive calendar days exceeds $1.00 per share and certain other conditions are met. You should be aware that there is a substantial risk that the price of our ordinary shares could decline during this time period as a result of the expected issuance of a significant number of shares on the mandatory conversion date.

      We may be unable to repurchase the new notes upon a change of control as required by the indenture.

      In the event a change of control in our company occurs, you may require us to repurchase all or a portion of your new notes. In such event, we cannot assure you that we would have sufficient financial resources or that we would be able to arrange financing to pay the repurchase price, although under certain circumstances, we may also elect to make such payment using our ordinary shares. Our ability to repurchase the new notes may be limited by law and by the terms of other agreements. If we elect to pay the repurchase price in cash, our bank lenders will be entitled to declare their outstanding loans to be immediately due and payable. In addition, payment of the repurchase price may cause the acceleration of other indebtedness, and we may be required to refinance other indebtedness in order to make any such payment. See "Description of New Notes--Repurchase at Option of Holders."

      The new notes will be treated as issued with original issue discount for U.S. federal income tax purposes.

      For U.S. federal income tax purposes, assuming the new notes constitute indebtedness, the new notes will be treated as issued with "original issue discount" in an amount equal to the excess of the "stated redemption price at maturity" of the new notes, over the "issue price" of the new notes, determined in accordance with the U.S. Internal Revenue Code of 1986, as amended, and applicable Treasury regulations. The stated redemption price of the new notes generally will equal the sum of all payments to be made on the new notes. A U.S. Holder (as defined herein under "Certain Tax Considerations-- United States") of new notes, regardless of such U.S. Holder's regular method of tax accounting, generally will be required to accrue the original issue discount into gross income over the term of the new notes using a constant yield method. Accordingly, such U.S. Holder of new notes typically will be taxable on amounts representing accrued original issue discount in advance of the receipt of cash attributable to such original issue discount. See "Certain Tax Considerations--United States."

      In the event of our bankruptcy, you will have a lesser claim in the bankruptcy than if the arrangement were not consummated.

      Assuming that the arrangement is consummated, our aggregate principal repayment obligation to the holders of the existing notes will be reduced by virtue of the arrangement from $350 million to approximately $83.3 million. As a result, in the event of a bankruptcy, you will lose a debt claim against us corresponding to the amount of this reduction in proportion to the aggregate principal amount of existing notes that you currently hold.

      There is no guarantee that our projected cash flow will materialize and that we will have sufficient cash to pay amounts due to the bank lenders and to holders of new notes.

      Our projected cash flow assumes the success of our business plan and is contingent on other factors, some of which may be outside our control. See " -- Risks Relating to Our Business -- Our business plan after implementation of the arrangement continues to rely upon certain assumptions that cannot be guaranteed." We cannot assure you that we will generate sufficient cash flow to pay the amounts due to the bank lenders and to holders of the existing notes.

      Future events that could lead to impairment losses would have an adverse impact on our condition and results of operations.

      Our financial statements as of September 30, 2002 include goodwill in the amount of approximately $74 million and "fixed assets- net" in the amount of approximately $213 million. We are assessing the recoverability of such assets on a regular basis. We have determined that part or all of the goodwill in our financial statements as of September 30, 2002 has been impaired. We will complete the measurement of the amount of goodwill that has been impaired by no later than the end of our fiscal year ended December 31, 2002, as required by SFAS 142. Future events could cause us to conclude that further impairment indicators exist and that goodwill and intangible assets associated with our acquired businesses and other long lived assets are impaired. Any resulting additional impairment loss could have a material adverse impact on our financial condition and results of operations.

Risks Relating to Our Business

      Our business plan after the implementation of the arrangement continues to rely upon certain assumptions that cannot be guaranteed.

      Our current business plan contains basic assumptions and risks that include, among others, a continued demand for our product in the telecommunications market and the supply and sale of products to our subsidiaries. Our business plan relies heavily on the sale of products to Spacenet, our wholly-owned subsidiary in the United States, rStar Corporation, our majority owned subsidiary that provides VSAT services in Latin America, Satlynx SA, our joint venture with SES Global for VSAT services in Europe, and StarBand Communications Inc. ("StarBand"). Some of our subsidiaries may need additional financing in the coming year and we cannot guarantee that, given current economic and market conditions, this financing will be raised.

      Specifically on May 31, 2001, StarBand filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Court. Since that time, we have provided to StarBand approximately $7 million of "debtor in possession" financing, the majority of which has been in the form of transponder capacity. StarBand will likely need to obtain additional financing in the near future. There is no guarantee that StarBand will be successful in obtaining the necessary financing or emerge from bankruptcy.

      Economic conditions in the United States and globally, affecting the telecommunications industry, as well other trends and factors affecting the telecommunications industry, are beyond our control and may result in reduced demand and pricing pressure on our products.

      There are trends and factors affecting the telecommunications industry which are beyond our control and may affect our operations. These trends and factors include:

      o adverse changes in the public and private equity and debt markets and our ability, as well as the ability of our customers and suppliers, to obtain financing or to fund working capital and capital expenditures;

      o adverse changes in the credit ratings of our customers and suppliers;

      o adverse changes in the market conditions in our industry and the specific markets for our products;

      o visibility to, and the actual size and timing of, capital expenditures by our customers;

      o inventory practices, including the timing of product and service deployment, of our customers;

      o the amount of network capacity and the network capacity utilization rates of our customers, and the amount of sharing and/or acquisition of new and/or existing network capacity by our customers;

      o the overall trend toward industry consolidation and rationalization among our customers, competitors, and suppliers;

      o conditions in the broader market for communications products, including data networking products and computerized information access equipment and services;

      o governmental regulation or intervention affecting communications or data networking; and

      o the effects of war and acts of terrorism, such as disruptions in general global economic activity, changes in logistics and security arrangements, and reduced customer demand for our products and services.

      Economic conditions affecting the telecommunications industry, which affect market conditions in the telecommunications and networking industry, in the United States and globally, affect our business. Reduced capital spending and/or negative economic conditions in the North America, Europe, Asia, Latin America and/or other areas of the world could result in reduced demand for or pricing pressure on our products.

      Because we depend on being awarded large-scale contracts in competitive bidding processes, losing a relatively small number of bids could have a significant adverse impact on our operating results.

      A significant portion of our sales revenue is derived from our being selected as the supplier of networks based on very small aperture terminals, also known as VSATs, under large-scale contracts that we are awarded from time to time in a competitive bidding process. These large-scale contracts typically involve the installation of between 2,000 and 10,000 VSATs. The number of major bids for these large-scale contracts for VSAT-based networks in any given year is limited and the competition is intense. Losing a relatively small number of bids each year could have a significant adverse impact on our operating results.

      Specifically, in November 2002, we were awarded two big projects by the Colombian government, including the installation and operation of 500 telecenters to provide Internet connectivity and telephony services in cities and towns throughout Colombia and a second 3,000-site fixed rural satellite telephony network. The total value of the contracts is approximately $65 million. Any early unilateral termination by the Colombian government could have a significant adverse impact on our operating results.

      Many of our large-scale contracts are with governments in Latin American countries; any instability in the exchange rates or in the political or economic situation or otherwise, could have a significant adverse impact on our business.

      In recent years, a significant portion of our revenues has been from large-scale contracts, including in Peru, Colombia and most recently, in Brazil. Agreements with the governments in these countries typically include unilateral early termination clauses and other risks such as the imposition of new government regulations and taxations that would pose additional financial burdens on us. In addition, the foreign exchange risks in these countries are often significant due to fluctuations in local currencies relative to the U.S. dollar.

      Any termination of business in any of the aforementioned countries could have a significant adverse impact on our business.

      Failure to manage the change of our operations could harm our business and strain our managerial, operation and financial resources.

      We have recently changed our business model and strategy. We anticipate that future change will be required to successfully implement our business strategy. We may not be able to implement management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations. If we were unable to manage growth effectively, our business would suffer. To manage the expected change of our operations and personnel, we will be required to: (1) improve existing and implement new operational, financial and management controls, and reporting systems and procedures; (2) install new management information systems; and (3) train, motivate and manage our sales and marketing engineering, technical and customer support employees.

      Specifically, we are consolidating business operations, including program management, customer care and sales forces back to our Israel headquarters. Our employees, outsourcing arrangements, systems, procedures and controls may be inadequate to support our future operations in this configuration. We may therefore experience difficulties meeting a high demand for services in the future or encounter problems in dealing with the demands of customers from Israel. In order to meet this demand, we will need to hire, train and retain the appropriate personnel, as well as the third-party service providers we depend on for customer service, to manage our operations. We will also need to adapt our financial and management controls, billing and information systems, reporting systems and operating systems. Our failure to manage growth and expansion effectively, or the failure by one of our service providers to adequately perform its services, could harm our ability to retain or grow our customer base that in turn would harm our business, financial condition and results of operations.

      If we are unable to develop, introduce and market new product applications and services on a cost effective and timely basis, our business could be adversely affected.

      The network communications market, to which our services and products are targeted, is characterized by rapid technological changes, new product announcements and evolving industry standards. If we fail to stay abreast of significant technological changes, our existing products and technology could be rendered obsolete. Historically, we have enhanced the applications of our existing products to meet the technological changes and industry standards. For example, our initial product, the OneWay VSAT, which we introduced in 1989, was used primarily to facilitate one-way transmission of information. In 1992, we began marketing our TwoWay VSAT that enabled two-way communication. In 1999, we began marketing our SkyBlaster that uses advanced technology to provide two-way high speed Internet access and video broadcasting via satellite. To remain competitive in the network communications market, we must continue to be able to anticipate changes in technology and industry standards and to develop and introduce new products and services, as well as enhancements to our existing products and services. If we are unable to respond to technological advances on a cost-effective and timely basis, or if our new products or applications are not accepted by the market, then our business, financial condition and operating results could be adversely affected.

      If we are not able to fill our backlog of orders, our business will be adversely affected.

      At present, we have a substantial backlog of orders, consisting of network service contracts, generally for three to five years, and of new orders for products and services. As of December 31, 2002, our backlog for equipment sales and for services under service contracts for our VSAT products will likely be approximately $250 million. If we are unable to satisfy the entire backlog of orders, we will not be able to fully recognize the revenues expected from this backlog and we could lose the contracts from which these backlog of orders arise, either of which could have a material adverse effect on our business. In addition, an inability to supply equipment and services could lead to our default on contracts and the subsequent exercise of performance guarantees by customers.

      If we lose existing contracts and orders for our products are not renewed, our ability to generate revenues will be harmed.

      Our existing contracts could be terminated due to any of the following reasons:

      o dissatisfaction of our customers with the services we provide or our inability to timely provide or install additional products or requested new applications; or
      o     customers' default on payments due.
      o The loss of existing contracts or a decrease in the number of renewals of orders or of new large orders, would have a material adverse effect on our business, financial condition and operating results.

      We are dependent upon a limited number of suppliers for key components to build our VSATs, and we may be significantly harmed if these suppliers fail to meet our production requirements on a timely basis.

      Several of the components required to build our VSATs are manufactured by a limited number of suppliers. In the past, we have not experienced any difficulties with our suppliers. However, we cannot assure you of the continuous availability of key components or our ability to forecast our component requirements sufficiently in advance.

      We are dependent upon a limited number of suppliers for key components to build our VSATs, and may be significantly harmed if we are unable to obtain the hardware necessary for our VSAT's on favorable terms.

      As indicated above, several of the components we require to build our VSATs are manufactured by a limited number of suppliers. Our research and development and operations groups are continuously working with our vendors and subcontractors to obtain components for our products on favorable terms in order to reduce the overall price of our products. If we are unable to obtain the necessary volumes of components at desired favorable terms or prices, we may be unable to produce our products at desired favorable terms or prices. As a result, sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results.

      The terms on which we are able to obtain components for our products are also affected by our relationship with our suppliers. In connection with the general slowdown in the telecommunications market, we canceled orders for components, or postponed delivery dates for components. Three of our suppliers have initiated legal action against us as a result of our actions, and we may be subject to additional legal actions by other suppliers. One of these actions has been settled. While we do not anticipate that the outcome of any of these legal actions will have a direct material effect on our business income, they will likely have an adverse impact on our reputation and future relationship with these suppliers, which could affect the terms on which we may be able to obtain the necessary components for our products.

      We operate in the highly competitive network communications industry. We may be unsuccessful in competing effectively against many of our competitors who have substantially greater financial resources and experience.

      We operate in a highly competitive industry of network communications, both in the sales of our products and our services. As a result of the rapid technological changes that characterize our industry, we face intense worldwide competition to capitalize on new opportunities, to introduce new products and to obtain proprietary technologies that are perceived by the market as being superior to those of our competitors.

      Some of our competitors have substantially greater financial resources, providing them with greater research and development and marketing capabilities. These competitors are also more experienced in obtaining regulatory approvals for their products and services and in marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances and other initiatives.

      Our principal competitor in the supply of VSAT networks is Hughes Network Systems, Inc. Hughes Network Systems obtains satellite capacity on the satellite system operated by PanAmSat. An additional competitor to our entire product line is ViaSat, Inc. There are other manufacturers of products that compete with one or more of our products such as STM Wireless Inc., which competes with our DialAway VSAT, NSI Communications which competes with our Faraway VSAT system, and Nera Telecommunications Ltd. and EMS Technologies, Inc., which compete with our 360E line of products.

      In addition, there is currently a developing trend for product standardization of satellite communications, known as DVB-RCS (Digital Video Broadcasting, Return Channel Satellite). While at present there are under 1000 of such units installed throughout the world, it is possible that this trend could become a standard for the satellite communication industry, and pose a serious threat to the continued acceptance of our products in the market.

      We also compete with various companies that offer communication network systems based on other non-satellite technologies such as terrestrial lines (including cable, DSL, fixed wireless, ISDN lines and fiber optics), frame relay, radio and microwave transmissions. These technologies can often be cheaper than VSAT technology while still providing a sufficient variety of the features required by customers. Competitors of this type include major established carriers such as AT&T, MCI

WorldCom, Sprint, British Telecom, Deutsche Telekom, France Telecom, a global consortium of postal, telephone and telegraph organizations ("PTTs") and others.

      Our actions to protect our proprietary VSAT technology may be insufficient to prevent others from developing products similar to our products.

      Our business is based on our proprietary VSAT technology and related products and services. We establish and protect proprietary rights and technology used in our products by the use of patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure and intellectual property assignment agreements.

      Because of the rapid technological changes and innovation that characterize the network communications industry, our success will depend in large part on our ability to protect and defend our intellectual property rights. Our actions to protect our proprietary rights in our VSAT technology and related products may be insufficient to prevent others from developing products similar to our products. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. If we are unable to protect our intellectual property, our ability to operate our business and generate revenues as expected may be harmed.

      We depend on a single facility in Israel and are susceptible to any event that would adversely affect its condition.

      Most of our manufacturing capacity, our principal offices and principal research and development facilities are concentrated in a single location in Israel.

      Fire, natural disaster or any other cause of material disruption in our operation in this location could have a material adverse effect on our business, financial condition and operating results. As discussed above, to remain competitive in the network communications industry, we must respond quickly to technological developments. Damage to our facility in Israel could cause serious delays in the development of new products and services and, therefore, could adversely affect our business. In addition, the particular risks relating to our location in Israel are described below.

      Our international sales expose us to changes in foreign regulations and tariffs, political instability and other risks inherent to international business, any of which could adversely affect our operations.

      We sell and distribute our products and also provide our services internationally, particularly in the United States, Asia, Europe and Latin America. A component of our strategy is to continue to expand into new international markets. Our operations can be limited or disrupted by various factors known to affect international trade. These factors include the following:

      o imposition of governmental controls, regulations and taxation which might include a government's decision to raise import tariffs or license fees in countries in which we do business;
      o government regulations that may prevent us from choosing our business partners or restrict our activities. For example, a particular Latin American country may decide that high-speed data networks used to provide access to the Internet should be made available generally to Internet service providers and may require us to provide our wholesale service to any Internet service providers that request it, including entities that compete with us. If we become subject to any additional obligations such as these, we would be forced to comply with potentially costly requirements and limitations on our business activities. This could result in a substantial reduction in our revenue;
      o political instability in countries in which we do or desire to do business. For example, economic instability in Indonesia has led to a decrease in the value of the Indonesian Rupiah. If such decrease continues, this could adversely affect the ability of the Indonesian market to finance VSAT projects. We also face similar risks from potential or current political and economic instability in countries such as Russia, Angola, Kenya and Argentina;
      o trade restrictions and changes in tariffs which could lead to an increase in costs associated with doing business in foreign countries;
      o difficulties in staffing and managing foreign operations that might mandate employing staff in the United States and Israel to manage foreign operations. This change could have an adverse effect on the profitability of certain projects;
      o longer payment cycles and difficulties in collecting accounts receivable;
      o     seasonal reductions in business activities;

      o foreign exchange risks due to fluctuations in local currencies relative to the U.S. dollar; and
      o relevant zoning ordinances that may restrict the installation of satellite antennas that might also reduce market demand for our service. Additionally, authorities may increase regulation regarding the potential radiation hazard posed by transmitting earth station satellite antennas' emissions of radio frequency energy that may negatively impact our business plan and revenues.

      Any declines in commercial business in any country can have an adverse effect on our business as these trends often lead to a decline in technology purchases or upgrades by private companies. We expect that in difficult economic periods, countries in which we do business will find it more difficult to raise financing from investors for the further development of the telecommunications industry. Any such changes, could adversely affect our business in these and other countries.

      We may face difficulties in obtaining regulatory approvals for our telecommunication services, which could adversely affect our operations.

      Our telecommunication services require licenses and approvals by the Federal Communications Commission, or FCC, in the United States, and by regulatory bodies in other countries. In the United States, the operation of satellite earth station facilities and VSAT systems such as ours are prohibited except under licenses issued by the FCC. We must also obtain approval of the regulatory authority in each country in which we propose to provide network services or operate VSATs.

      The approval process can often take a substantial amount of time and require substantial resources. For instance, Spacenet Services License Sub, Inc., our indirect wholly owned subsidiary, obtained authorization from the FCC to provide two-way data communications services on a specific frequency band six months after Spacenet Services License Sub filed the required regulatory application. Moreover, the license for Spacenet Services License Sub required approximately four months of technical and legal preparation to complete the application.

      In addition, any approvals that are granted may be subject to conditions that may restrict our activities or otherwise adversely affect our operations. Also, after obtaining the required approvals, the regulating agencies may, at any time, impose additional requirements on our operations. We cannot assure you that we will be able to comply with any new requirements or conditions imposed by such regulating agencies on a timely or economic basis.

      Our varied sales cycles could harm our results of operations if forecasted sales are delayed or do not occur.

      The length of time between the date of initial contact with a potential customer or sponsor and the execution of a contract with the potential customer or sponsor may vary significantly and may depend on the nature of the arrangement. During any given sales cycle, we may expend substantial funds and management resources and yet not obtain significant revenue, resulting in harm to our operations.

      Our operating results may vary significantly from quarter to quarter and these quarterly variations in operating results, as well as other factors, may contribute to the volatility of the market price of our ordinary shares.

      Our operating results may vary significantly from quarter to quarter. The causes of fluctuations include, among other things:

      o     the timing, size and composition of orders from customers;
      o our timing of introducing new products and product enhancements and the level of their market acceptance;
      o     the mix of products and services we offer; and
      o     the changes in the competitive environment in which we operate.

      The quarterly variation of our operating results, may, in turn, create volatility in the market price for our ordinary shares. Other factors that may contribute to wide fluctuations in our market price, many of which are beyond our control, include:

      o     announcements of technological innovations;
      o     customer orders or new products or contracts;
      o     competitors' positions in the market;

      o     changes in financial estimates by securities analysts;
      o     conditions and trends in the VSAT and other technology industries;
      o     our earnings releases and the earnings releases of our competitors;
            and
      o the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof).

      In addition to the volatility of the market price of our ordinary shares, the stock market in general and the market for technology companies in particular have been highly volatile. Investors may not be able to resell their shares following periods of volatility.

      We may at times be subject to claims by third parties alleging that we are infringing their intellectual property rights. It may also be necessary for us to commence litigation to protect our intellectual property rights. Any intellectual property litigation may continue for an extended period and may materially adversely affect our business, financial condition and operating results.

      There are numerous patents, both pending and issued, in the network communications industry. We may unknowingly infringe a patent. We may from time to time be notified of claims that we are infringing on the patents, copyrights or other intellectual property rights owned by third parties. While we do not believe we are currently infringing any intellectual property rights of third parties, we cannot assure you that we will not, in the future, be subject to such claims.

      In addition, it may be necessary to commence litigation to protect our intellectual property rights and trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against third-party claims of invalidity. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and operating results.

      Potential product liability claims relating to our products could have a material adverse effect on our business.

      We may be subject to product liability claims relating to the products we sell. Potential product liability claims could include those for exposure to electromagnetic radiation from the antennas we provide. Our agreements with our business customers generally contain provisions designed to limit our exposure to potential product liability claims. We also maintain a product liability insurance policy. However, our insurance may not cover all relevant claims or may not provide sufficient coverage. To date, we have not experienced any material product liability claims. Our business, financial condition and operating results could be materially adversely affected if costs resulting from future claims are not covered by our insurance or exceed our coverage.

      If GVT (Holding) N.V. is not successful, we may be unable to see a return on our $40 million convertible note, which could have a material adverse effect on our financial condition.

      In April 2000, we loaned GVT (Holding) N.V. $40 million in exchange for a note convertible into common shares of GVT. The loan bears interest at a rate of 5% per annum and was originally set to mature in April 2002 (with a 30-day grace period thereafter). On May 14, 2002, the parties amended the terms of the convertible note to provide that the loan will mature on December 27, 2002 (with a 30-day grace period thereafter) and a portion of the interest ($3 million) is due in three installments, the last of which was paid on September 30, 2002. The auditors of GVT have warned in connection with their review of the financial statements of GVT for the quarter ended September 30, 2002 that GVT may not be able to retain its existence as a going concern. As such, as of September 30, 2002, we have recognized an impairment in our investment in GVT in the amount of $20 million. If GVT is unable to raise additional funding or otherwise generate sufficient revenues, we may not be able to see a return on our $40 million investment, which could have a material adverse effect on our financial condition.

      Gilat is involved in litigation alleging violations of the federal securities laws that may have an adverse effect on its business.

      A number of securities class action lawsuits were announced against Gilat and certain of its officers and directors. The litigation includes actions filed in the United States District Court for the Eastern District of New York and in the United States District Court for the Eastern District of Virginia as well as a request to file a class action lawsuit in the Tel Aviv, Israel, District Court. These complaints are brought on behalf of purchasers of Gilat's securities between May 16, 2000 and October 2, 2001 inclusive, and allege violations of the federal securities laws and claim that we issued material misrepresentations to the market. The plaintiffs in the U.S. actions have brought a motion with the U.S. District Court for the Eastern District of New

York to consolidate the proceedings with that court, and the court has yet to rule on such motion. Pursuant to a motion brought by Gilat with the Israeli Court, the action brought in Israel has been stayed pending the outcome of the class action proceedings in the United States. Gilat believes the allegations against it and its officers and directors are without merit and intends to contest them vigorously. However, these legal proceedings are in the preliminary stages and Gilat cannot predict their outcome. The litigation process is inherently uncertain. If Gilat is not successful in defending these legal proceedings, it could incur substantial monetary judgments or penalties in excess of available insurance coverage or result in damage to our reputation, and whether or not Gilat is successful, the proceedings could result in substantial costs and may occupy a significant amount of time and attention of Gilat's senior management.

Risks regarding our Ordinary Shares and Capital Structure

      Our ordinary shares may be delisted from NASDAQ. If they are delisted, your ability to sell the ordinary shares you acquire as part of the arrangement, or the ordinary shares you acquire upon conversion of the new notes, may be limited and the value of the ordinary shares could decline significantly.

      Our ordinary shares are currently traded on the NASDAQ National Market. On September 3, 2002, we received a deficiency notice from the NASDAQ Listing Qualifications stating that our ordinary shares may be delisted because for the previous 30 consecutive trading days our ordinary shares had closed below the minimum $1.00 per share requirement for continued listing under the NASDAQ National Marketplace Rules. In accordance with NASDAQ's listing maintenance standards, the notice provided that if the closing bid price of our ordinary shares did not reach at least $1.00 per share for a minimum of ten consecutive trading days during the 90 calendar days following the issuance of the notice ending December 2, 2002, NASDAQ would provide written notification that our securities would be delisted. We received that notification on December 5, 2002. At our request, an oral hearing has been scheduled for January 10, 2003. Our hearing request will stay the delisting of our securities pending a decision by the NASDAQ Qualifications Panel.

      In addition, on October 1, 2002, we received notice from NASDAQ Listing Qualifications that if we do not solicit proxies and hold our annual meeting of shareholders on or before December 31, 2002, our securities will immediately be subject to delisting. We expect to receive notice from NASDAQ on or about January 2, 2003, stating that due to our failure to hold an annual meeting in 2002, our ordinary shares may be delisted. We intend to appeal any such delisting decision based upon our intention to hold our annual meeting of shareholders within 60 days of the consummation of the arrangement.

      As part of our effort to avoid a delisting of our ordinary shares, we intend to effect an up to a 20-for-1 reverse split of our ordinary shares. We cannot predict that a reverse stock split will increase the market price for our ordinary shares. The history of similar reverse stock splits in like circumstances is varied. We cannot assure you that the market price per ordinary share following a reverse stock split will either exceed or remain in excess of the $1.00 minimum bid price as required by NASDAQ or that our ordinary shares will otherwise remain eligible for trading on the NASDAQ National Market. If our ordinary shares are delisted, your ability to sell the ordinary shares you acquire as part of the arrangement, or the ordinary shares you acquire upon conversion of the new notes, could be limited. Furthermore, our ability to raise additional capital may be severely impaired. As a result of these factors, the value of the ordinary shares may decline significantly.

      If delisted, our ordinary shares may be characterized as penny stock, which may severely harm their liquidity.

      The SEC has adopted regulations that define a penny stock to be any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, these rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule relating to the penny stock market. Disclosure is also required to be made about current quotations for the securities and about commissions payable to both the broker-dealer and the registered representative. Finally, broker-dealers must send monthly statements to purchasers of penny stocks disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Although we are not currently considered a penny stock, the foregoing penny stock restrictions will apply to our ordinary shares if our ordinary shares are deemed to be "penny stock." Our ordinary shares may not qualify for an exemption from the penny stock restrictions. If our ordinary shares were subject to the rules on penny stocks, the liquidity of our ordinary shares would be severely harmed.

      Our stock price has been highly volatile, has experienced a significant decline, and may continue to be volatile and decline.

      The trading price of our ordinary shares has fluctuated widely in the past and is expected to continue to do so in the future as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and Internet-related companies, and that have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our ordinary shares. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Securities class action litigation could result in substantial costs and a diversion of our management's attention and resources.

      We have never paid cash dividends and have no intention to pay dividends in the foreseeable future.

      We have never paid cash dividends on our ordinary shares and do not anticipate paying any cash dividends in the foreseeable future. We intend to continue retaining earnings for use in our business, in particular to fund our research and development, which are important to capitalize on technological changes and develop new products and applications. In addition, the terms of some of our financing arrangements restrict us from paying dividends to our noteholders.

Risks Related to Regulatory Matters

      We have historically relied and in the future, intend to rely, upon tax benefits from the State of Israel on our taxable income. The termination or reduction of these tax benefits would significantly increase our costs and could have a material adverse effect on our financial condition.

      Under the Israeli Law for Encouragement of Capital Investments, 1959, some of our Israeli facilities qualify as "Approved Enterprises." As a result, we have been eligible for tax benefits for the first several years in which we generated taxable income. Our historical operating results reflect substantial tax benefits, which amounted to approximately $11.4 million for the year 1999 and approximately $27.4 million for the year 2000. The Israeli government has shortened the period for which this tax benefit is applicable to Approved Enterprises from four years to two years. This change only applies to our last five Approved Enterprises and to any future Approved Enterprises, if any. Our financial condition could suffer if the Israeli government terminated or reduced the current tax benefits available to us.

      In addition, in order to receive these tax benefits, we must comply with two material conditions. We must (1) invest specified amount in fixed assets in Israel and (2) finance a portion of these investments with the proceeds of equity capital we raise. We believe we have complied with these conditions, but we have not received confirmation of our compliance from the government. If we have failed or fail in the future to comply in whole or in part with these conditions, we may be required to pay additional taxes and would likely be denied these tax benefits in the future, which could harm our financial condition.

      We benefit from Israeli government grants. The termination or reduction of these grants could have a material adverse effect on our ability to develop new products and applications.

      During 1999, 2000 and 2001 we accrued $2,300,000, $1,990,000 and
$4,393,000, respectively, in grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Commerce. These grants enable us to develop new products and applications. However they also impose certain restrictions on us, as discussed below. Israeli authorities have indicated that the grant program may be reduced in the future. The termination or reduction of these grants to us could have a material adverse effect on our ability to develop new products and applications, which could harm our business.

      The transfer and use of some of our technology are limited because of the research and development grants we received from the Israeli government to develop such technology. Such limitations may restrict our business growth and profitability.

      Our research and development efforts associated with the development of our OneWay VSAT product and our DialAw@y IP product have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Commerce. Under the terms of these Chief Scientist grants, we are required to repay these grants from the revenue we generate from the sale of the products we developed with the financing provided by the grants.

      Moreover, we are subject to certain restrictions under the terms of the Chief Scientist grants. More specifically, the products developed with the funding provided by these grants may not be manufactured, nor may the technology, which is embodied in our products, be transferred, outside of Israel without appropriate governmental approvals. These restrictions do not apply to the sale or export from Israel of our products developed with this technology. These restrictions will continue to apply after we pay the full amount of royalties payable to the Israeli government in respect of these grants. Further, if the Chief Scientist consents to the manufacture of our products outside Israel, we will be required to pay a higher royalty rate on the sale of these products and we will also be required to pay a higher overall amount, ranging from 120% to 300% of the amount of the Chief Scientist grant, depending on the percentage of foreign manufacture.

      These royalty payment obligations and restrictions could limit or prevent our growth and profitability.

Risks Related to Doing Business in Israel

      Conditions in Israel may limit our ability to produce and sell our products. This could result in a material adverse effect on our operations and business.

      We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and most of our manufacturing facilities. Political, economic and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel's international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business.

      Since October 2000, there has been substantial deterioration in the relationship between Israel and the Palestinian Authority that has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Ongoing violence between Israel and the Palestinians may have a material adverse effect on our business, financial conditions or results of operations.

      Generally, male adult citizens and permanent residents of Israel under the age of 54 are obligated to perform up to 36 days of military reserve duty annually. Additionally, these residents may be called to active duty at any time under emergency circumstances. The full impact on our workforce or business if some of our officers and employees are called upon to perform military service is difficult to predict.

      You may not be able to enforce civil liabilities in the United States against most of our officers and directors.

      Most of our directors and executive officers are non-residents of the United States. A significant portion of our assets and the personal assets of most of our directors and executive officers are located outside the United States. Therefore, it may be difficult to effect service of process upon any of these persons within the United States. In addition, a judgment obtained in the United States against us, most of our directors or executive officers, including but not limited to judgments based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States.

      Generally, it may also be difficult to bring an original action in an Israeli court to enforce liabilities based upon the U.S. federal securities laws against us, most of our officers and directors. Subject to particular time limitations, executory judgments of a United States court for liquidated damages in civil matters may be enforced by an Israeli court, provided that:

      o the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts, and according to the rules of private international law currently prevailing in Israel;
      o adequate service of process was effected and the defendant had a reasonable opportunity to be heard;
      o the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;
      o the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;
      o     the judgment is no longer appealable; and
      o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

      Furthermore, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

      Current terrorist attacks may have a material adverse effect on our operating results.

      Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect the markets on which our ordinary shares trade, the markets in which we operate, our operations and profitability and your investment. We cannot assure you that there will not be further terrorist attacks against the United States or Israel, or against American or Israeli businesses. These attacks or subsequent armed conflicts resulting from or connected to them may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these terrorist attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the United States and overseas. Also, as a result of terrorism, the United States and other countries may enter into an armed conflict that could have a further impact on our sales, our profitability, our supply chain, our production capability and our ability to deliver product and services to our customers.

      Our operating results would be adversely affected if inflation in Israel is not offset on a timely basis by a devaluation of the NIS (New Israeli Shekel) against the U.S. dollar.

      Our international sales expose us to fluctuations in foreign currencies. Substantially all of our sales are denominated in U.S. dollars. Conversely, a portion of our expenses in Israel, mainly salaries, is incurred in NIS and is linked to the Israeli Consumer Price Index. When the Israeli inflation rate exceeds the rate of the NIS devaluation against the foreign currencies, then our NIS expenses increase to the extent of the difference between the rates. A significant disparity of this kind may have a material adverse effect on our operating results.

                                 CAPITALIZATION

      The following table sets forth:

      o     our actual consolidated capitalization as of September 30, 2002; and
      o our consolidated capitalization as of September 30, 2002, as adjusted to give effect to the arrangement (assuming share price of $0.5 as of September 30, 2002).

      You should read this information together with "Management's Discussion and Analysis of Results of Operation and Financial Condition," the selected consolidated financial information included elsewhere in this proxy solicitation, the consolidated financial information incorporated by reference herein and "The Proposed Plan of Arrangement-Accounting Treatment of the Transaction."

                                                          September 30, 2002
                                                      --------------------------
                                                        Actual       As Adjusted
                                                      ---------      -----------
                                                             (Unaudited)
                                                           (In thousands)
Current maturities of long-term loans(1) .......      $  87,989       $  10,018
                                                      =========       =========
Long-term loans, net of current maturities(1) ..         64,253         132,901
                                                      ---------       ---------
Existing notes(2) ..............................        358,062
New notes(1) ...................................                        124,918
Shareholders' equity:
      Share Capital(3) .........................             70             554
      Additional paid-in capital ...............        623,497         730,502
      Accumulated other comprehensive loss .....         (5,850)         (5,850)
      Retained earnings (accumulated deficit) ..       (591,499)       (468,125)
                                                      ---------       ---------
Total shareholders' equity .....................         26,218         257,081
                                                      =========       =========
Total capitalization ...........................      $ 536,522       $ 524,918
                                                      =========       =========

----------------
(1) Includes future accrued interest for restructured debts as follows: $3.296 million, $19.062 million and $37.464 million for current maturities, long-term loans and new notes respectively. For more detail, see "The Proposed Plan of Arrangement--Accounting Treatment of the Transaction."
(2) Includes accrued interest as of September 30, 2002 in an amount of $8.062 million.
(3) Consisting of ordinary shares par value NIS 0.01 per share, 300,000,000 authorized and 23,855,922 issued and outstanding as of September 30, 2002 and 259,757,793 issued and outstanding as adjusted to give effect to the arrangement.

                 SELECTED CONSOLIDATED FINANCIAL INFORMATION

      The selected consolidated balance sheet data set forth below as of December 31, 2001 is derived from our audited consolidated financial statements that are incorporated by reference to this proxy solicitation and have been prepared by Gilat in accordance with U.S. GAAP pursuant to the rules and regulations of the SEC and include our accounts and those of our subsidiaries collectively. The selected consolidated statement of operations data set forth below with respect to the nine month periods ended September 30, 2001 and 2002 and the consolidated balance sheet data as of September 30, 2002 are derived from the unaudited condensed consolidated financial statements which in the opinion of our management, have been prepared on the same basis as the audited financial statements and reflects all adjustments consisting only of normal recurring adjustments at September 30, 2002 and the operating results for the nine months ended September 30, 2001 and 2002. The condensed consolidated financial statements for the nine month period ended September 30, 2001 have been prepared to reflect the consolidation of rStar Corporation commencing January 1, 2001 in accordance with U.S. GAAP.

      The selected consolidated financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" herein and with the consolidated financial statements as of and for the year ended December 31, 2001 as attached to our annual report filed on Form 20-F incorporated herein by reference and should be read with the assumption that we will continue to operate as a going concern. Please note that the interim results are not necessarily indicative of results that may be expected for any other period of the year.

                                                                                         Nine Months Ended
                                                                                           September 30,
                                                                                        2001            2002
                                                                                     ---------       ---------
Revenues:
  Products ....................................................................      $ 216,001       $ 101,004
  Services ....................................................................         84,000          65,980
                                                                                     ---------       ---------
                                                                                       300,001         166,984
                                                                                     ---------       ---------
Cost of revenues:
  Products ....................................................................        148,270          71,199
  Services ....................................................................         77,954          53,784
  Write-off of inventories ....................................................         62,224          17,808
                                                                                     ---------       ---------
                                                                                       288,448         142,791
                                                                                     ---------       ---------
Gross profit ..................................................................         11,553          24,193
                                                                                     ---------       ---------
Research and development costs, net ...........................................         30,437          19,755
Selling and marketing, general and administrative expenses ....................         96,004          61,088
Provision and write-off for doubtful accounts and capital lease receivables ...         58,537          32,082
Impairment of tangible and intangible assets ..................................         93,561           6,862
Restructuring charges .........................................................         30,284
                                                                                     ---------       ---------
Operating loss ................................................................       (297,270)        (95,594)
Financial expenses, net .......................................................        (18,164)        (15,331)
Impairment of investments and other non operating charges .....................        (27,521)        (20,271)
                                                                                     ---------       ---------
Loss before taxes on income ...................................................       (342,955)       (131,196)
Taxes on income ...............................................................           (974)           (367)
                                                                                     ---------       ---------
Loss after taxes on income ....................................................       (343,929)       (131,563)
Equity in losses of affiliated companies ......................................           (252)        (28,382)

Minority interest in losses of a subsidiary ...................................          3,984           2,859
                                                                                     ---------       ---------

Net loss ......................................................................      $(340,197)      $(157,086)
                                                                                     =========       =========

Loss per share (Basic and Diluted): ...........................................      $  (14.55)      $   (6.69)

Weighted average number of shares used in computing loss per share (in
thousands): ...................................................................         23,360          23,491
                                                                                     =========       =========

                                                 December 31,      September 30,
Balance Sheet Data:                                  2001              2002
                                                --------------    --------------
                                                (In thousands)    (In thousands)

Working capital ............................       $249,573          $ 86,399
Total assets ...............................        858,623           653,094
Short-term bank credit and current
   Maturities of long-term debt ............         29,888            89,847
Convertible subordinated notes .............        350,000           350,000
Other long-term Liabilities ................        161,970            86,769
Shareholders' equity .......................       $177,320          $ 26,218

                       RATIO OF EARNINGS TO FIXED CHARGES

      Our consolidated ratio of earnings to fixed charges is as follows:

                                                                                      For the Nine
                                                                                      Months Ended
                                             For the Year Ended December 31,          September 30,
                                               2000                  2001                  2002
                                           -------------         -------------        -------------
Ratio of Earnings to Fixed Charges (1)         2.94                   N/A                  N/A

      (1) For purposes of this ratio, "earnings" consists of earnings before income taxes, minority interest and fixed charges, and "fixed charges" consists of interest on indebtedness and capital lease obligations, the interest component of rental expenses, amortization of debt discount and issuance expenses. Earnings were insufficient to cover fixed charges by $433.8 million and $131.2 million for the year ended December 31, 2001 and the nine-month period ended September 30, 2002, respectively. On a pro forma basis, assuming restructuring of the troubled debt as of the beginning of the periods and using the estimated net change in interest expense from the restructuring, the ratio of earnings to fixed charges would have been 5.27 for the year ended December 31, 2000, and earnings would have been insufficient to cover fixed charges by $417.1 million and $120.3 million for the year ended December 31, 2001 and the nine-month period ended September 30, 2002, respectively.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                RESULTS OF OPERATIONS AND FINANCIAL CONDITION

      General

      We commenced operations in 1987 and shipped our initial product, a first generation OneWay VSAT, in 1989. Since that time, we have devoted significant resources to developing and enhancing our VSATs and establishing strategic alliances primarily with major telecommunications companies and equipment suppliers. We have also broadened our marketing strategy to emphasize sales to customers directly and through new distribution channels.

      We generate revenue from sales of our satellite-based networking applications and services to our customers worldwide. The charges to customers for satellite networking products and services vary with the number of sites, the length of the contract, the amount of satellite capacity and the types of technologies and protocols employed.

      Gilat's discussion and analysis of its financial condition and results of operations are based upon our unaudited consolidated financial information included in this proxy solicitation, which assumes that we will continue as a going concern and which has been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the financial information requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, account receivables, inventories, intangible assets, restructuring, revenues, and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      The currency of the primary economic environment in which most of our operations are conducted is the U.S. dollar and, therefore, we use the U.S. dollar as our functional and reporting currency. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Gains and losses arising from non-U.S. dollar transactions and balances are included in the determination of net income.

      We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our unaudited consolidated financial information included in this proxy solicitation.

      Revenue Recognition

      We recognize revenues from product sales when shipment has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no future obligations exist and collection is probable. We do not grant rights of return. Determination of the probability of collection is based on management's judgments regarding the payment of fees for services rendered and products delivered. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

      We recognize revenues from long-term contracts on the percentage-of-completion method based upon the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage our projects properly within the planned periods of time or satisfy our obligations under contracts, then our future margins may be significantly and negatively affected or losses on existing contracts may need to be recognized. Any such resulting reductions in margins or contract losses could be material to our results of operations.

      We generally have two ways of recognizing leasing revenue, depending on whether the customer takes ownership of the network equipment or not. In one type of network services sale, the customer leases the hardware, software, satellite capacity and maintenance services, and we record revenue for the hardware and the software in cases where such leases qualify as capital leases in accordance with the provision of SFAS 13 "Accounting for Leases" in an amount equal to the present values of payments due under these contracts only when the network is installed and operational (or, in cases where the customer obtains its own installation services, when the equipment is shipped). Future interest income is deferred and recognized over the related lease term. Our revenue in respect of satellite capacity, maintenance and other recurring network management services is recognized over the period of the related maintenance/service contract or over the period in which the services are provided.

      In the other type of network services sale, we procure and install the equipment and software, obtain the satellite capacity and provide network operations and monitoring for the customer over the contract term. Under this type of network services sale, we retain ownership and operation of the network and receive a monthly service fee (and recognizes revenue) over the term of the contract in accordance with the provision for operating leases of SFAS 13. In this instance, we depreciate the cost of the equipment used in our network service offerings over the life of the asset.

      We recognize service revenues ratably over the contractual period or as services are performed. Where arrangements involve multiple elements, revenue is allocated to each element based on the relative fair value of the element when sold separately.

      Cost of Revenues

      Cost of revenues, for both products and services, includes the cost of system design, equipment, satellite capacity, and third party maintenance and installation. For equipment contracts, cost of revenues is expensed as revenues are recognized. For network service contracts, cost of revenues is expensed as revenues are recognized over the term of the contract. For maintenance contracts, cost of revenues is expensed as the maintenance cost is incurred or over the term of the contract.

      Accounts Receivable

      We are required to estimate our ability to collect our trade receivables. A considerable amount of judgment is required in assessing their ultimate realization. In the nine month periods ended September 2001 and 2002, we provided allowance for our receivables relating to customers that were specifically identified by our management as having difficulties paying their respective receivables. As a result, management created a reserve for capital lease receivables, increased its bad debt provision and wrote off an amount of approximately $58.5 million in the nine month period ended September 2001, and $32.1 million in the nine month period ended September 2002. For more details please refer to "Restructuring Charges, Write-Offs and Other Significant Charges" below.

      Inventory

      We are required to state our inventories at the lower of cost or market price. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels. We have recorded significant changes in required reserves in recent periods due to changes in strategic direction, such as discontinuation of product lines and due to changes in market conditions such as altered demands for product specifications. For the nine month period ended September 2001 and 2002 we wrote-off and marked down inventory in the amount of approximately $62.2 million and $17.8 million, respectively. It is possible that changes in required inventory reserves may continue to occur in the future due to the current market conditions.

      Impairment of Goodwill and Long Lived Assets

      Our business acquisitions typically result in goodwill and other intangible assets. We periodically evaluate acquired businesses for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses. For the nine month period ended September 2001 and 2002 we recorded an impairment of goodwill, intangible assets and long-lived assets in the amount of approximately $93.6 million and $6.9 million, respectively. Under Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (SFAS No. 142), effective January 1, 2002, indefinite life intangible assets and goodwill are subject to annual impairment testing. As of September 30, 2002, the goodwill set forth in our financial information was in the amount of $74.5 million. We have determined that part or all of this goodwill has been impaired. The measurement of the goodwill impairment will be completed no later than the end of our fiscal year ended December 31, 2002, as required by SFAS 142. Furthermore, future events could cause us to conclude that impairment indicators exist and that goodwill and intangible assets associated with our acquired businesses and our long-lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

      Restructuring Charges, Write-Offs and Other Significant Charges

      During the nine month period ended September 30, 2001, we did not meet our projected sales, primarily because of the negative impact on the communications industry. As such, we began to experience a slowdown in orders and sales in virtually all of our markets - vertical, consumer and enterprise. As a result, Gilat management adjusted the forecast of revenues for the years 2001 and 2002 and decided to discontinue selling certain products, to reduce our costs and to improve profitability.

      Furthermore, certain circumstances such as the global decrease in investments in telecommunications companies and depressed market conditions indicated that the carrying amount of our investments would not be recoverable.

      As a result, our management recorded the following charges:

      o In March and September 2001, we recorded restructuring charges of approximately $10 million and $20.3 million, respectively. The restructuring costs consisted of employee termination benefits associated with involuntary termination of approximately 650 employees including potential claims, compensation to certain suppliers and customers, costs associated with termination of lease commitments in respect of premises occupied by the Gilat Group and other costs. The employee terminations resulted from our strategy to reduce costs and improve profitability.

      o In September 2001, as a result of adjusted forecast of revenues for the years 2001 and 2002, and the decision to discontinue selling certain products, we (i) wrote off excess inventories in order to adjust the inventory level to the new revenue expectations, in the amount of approximately $14 million; (ii) wrote off the products that were discontinued in accordance with the restructuring plan, in the amount of approximately $37 million; and (iii) marked down inventory that is expected to be sold at a price lower than the carrying value, in an amount of approximately $9 million.

      o In 2001, we provided allowance for our capital lease receivables relating to vertical market customers that were specifically identified by our management as having difficulties paying their respective receivables. In the third quarter of 2001, it became clear that these customers had been significantly adversely affected by the recession, evidenced in an abrupt drop in consumer spending, intensifying business lay-offs and an acceleration of the downsizing of businesses. Furthermore, we increased our allowance for bad debt provision since certain circumstances such as the global decrease in the valuation of telecommunication companies, depressed market conditions and difficulties in collections from certain customers indicated that the carrying amount of the receivables may not be recoverable. As a result, our management created a reserve for capital lease receivables, increased our bad debt provision and wrote off an amount of approximately $58.6 million.

      o In the nine months period ended September 30, 2001, we recorded an impairment of goodwill, and other intangible assets relating to rStar in an amount of $78.8 million as a result of the following factors: (i) the continued deterioration in market conditions in general and in the communication markets in particular; (ii) the permanent decrease in the expected income from rStar's target markets (primarily Latin America); (iii) the significant decrease of rStar's share price; and (iv) rStar's continued low share price for two fiscal quarters since the $45 million investment in May 2001, which indicated other than temporary impairment. At this time, we also recorded impairment of property, equipment and current assets in an amount of $14.8 million.

      o During the nine month period ended September 30, 2001, our management identified the following factors pertaining to companies in which we had invested: (i) some of the negotiations for additional funding were not successful or, subsequent investments were at very low valuations; (ii) a planned merger for one of the companies did not occur; (iii) weakness in the capital markets continued and intensified after the September 11, 2001 terrorist events; (iv) decreased levels of cash curtailed future financing prospects which are needed in order to finance our business; and (v) a growing weakness in the target markets of these companies was confirmed. The indicators specified above led us to conclude that these depressed market conditions were not temporary and needed to be considered in our financial statements.

      As a result, management decided to record a write off of the investment in KSAT in an amount of approximately $8.4 million and of other investments in an amount of $19.6 million in the year ended December 31, 2001.

      During the nine month period ended September 30, 2002, we experienced an additional slowdown in orders and sales to our customers, resulting from the continued negative impact of the global telecommunication market, depressed market conditions and our financial position. As a result, we recorded the following charges: Inventory write offs in the amount of approximately $17.8 million, bad debt provision in an amount of approximately $32.1 million and impairment of goodwill relating to the closing of the rStar acquisition on August 2, 2002 in an amount of approximately $6.9 million.

      In addition our management periodically reviews the carrying value of the investments in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." If this review indicates that the cost is not recoverable, the carrying value is reduced to its estimated fair value. During the nine month period ended September 30, 2002, our management reviewed the carrying amount of our investment in GVT (Holding) N.V in which we had invested $40 million. In light of our review of GVT's auditors' report in connection with the financial statements of GVT as of September 30, 2002 which noted that GVT may not be able to retain its existence as a going concern if they are unable to raise additional funding or otherwise generate sufficient revenues and other factors, we have concluded that these conditions were not temporary and need to be considered in our financial statements. As a result, our management has decided to record an impairment of investment in GVT in an amount of approximately $20 million in the nine months ended September 30, 2002. Future events relating to the financial condition of GVT may adversely affect our ability to collect any or part of the $20 million for which we have not yet recorded an impairment of investment. In such case, we will record an additional impairment to our investment in GVT.

Commitments and Contingencies

      We have undertaken new commitments since the filing of our Annual Report on Form 20-F for the year ended December 31, 2001. Specifically, we have been awarded two substantial contracts for the provision of equipment and services in Colombia. In order to secure these contracts, we provided a bank guarantee from Bank Hapoalim in the amount of $10 million.

      In addition, in August 2002, we concluded the acquisition of rStar, increasing our ownership in this entity to approximately 85%. Under the terms of the acquisition, we may be required to pay rStar shareholders a special consideration of up to $10 million, $5 million of which may become due in June 2003 and $5 million of which may become due in June 2004.

      We are subject to proceedings, lawsuits and other claims related to labor, products, intellectual property, security fraud and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as the potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Employee Collective Severance Fund

      Our intention in the upcoming calendar year is to continue our current policy of depositing cash amounts in the collective severance pay fund of our employees. The amounts that we plan to deposit are intended to cover the difference between the severance pay amounts required to be paid to employees by Israeli law in case of termination of their employment and the current balance of the personal severance funds of our employees. We will deposit an amount of $350,000 in the collective severance pay fund during each of the first three quarters of 2003. In the fourth quarter, we will deposit an additional amount, if and to the extent necessary to satisfy any shortfall, provided that in no event will such amount exceed $350,000.

      Results of Operations of Gilat

      The following table sets forth, for the periods indicated, the percentage of revenues represented by certain line items from our unaudited consolidated statements of income.

      Percentage of Revenues

                                                            Nine Months Ended
                                                              September 30,
                                                           2001          2002
                                                          ------        ------
Revenues:
  Products                                                  72.0%         60.5%
  Services                                                  28.0          39.5
                                                          ------        ------
                                                           100.0%        100.0%
                                                          ------        ------
Cost of revenues:
  Products                                                  49.4          42.6
  Services                                                  26.0          32.2
  Write-off of inventories                                  20.7          10.7
                                                          ------        ------
                                                            96.1          85.5
                                                          ------        ------
Gross profit                                                 3.9          14.5
                                                          ------        ------
Research and development costs, net                         10.1          11.9
Selling and marketing, general and
  administrative expenses                                   32.0          36.6
Provision and write-off for doubtful
  accounts and capital lease receivables                    19.5          19.2
Impairment of tangible and intangible assets                31.2           4.1
Restructuring charges                                       10.1
                                                          ------        ------
Operating loss                                             (99.0)        (57.3)
Financial expenses, net                                     (6.1)         (9.2)
Impairment of investments and other non
  operating charges                                         (9.2)        (12.1)
                                                          ------        ------
Loss) before taxes on income                              (114.3)        (78.6)
Taxes on income                                             (0.3)         (0.2)
                                                          ------        ------
Loss after taxes on income                                (114.6)        (78.8)
Equity in losses of affiliated companies                    (0.1)        (17.0)

Minority interest in losses of a subsidiary                  1.3           1.7
                                                          ------        ------

Net loss                                                  (113.4)%       (94.1)%
                                                          ======        ======

Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001.

      Revenues. Our product revenues decreased by 53.2% to approximately $101.0 million for the nine month period ended September 30, 2002, from approximately $216.0 million in the comparable period of 2001. Our service revenues decreased by 21.5% to approximately $66.0 million for the nine month period ended September 30, 2002, from approximately $84.0 million in the comparable period in 2001. The decline in revenues was primarily because we did not win any bids in Latin America in the nine month period ended September 30, 2002 and also due to our sale of six European entities to our joint venture, Satlynx S.A., which caused a decline in service-related revenues. In addition, we have also experienced a slowdown in orders and sales in all of our markets and are affected, like all others in our industry, by economic conditions in the United States which are globally affecting the telecommunications industry. For more information regarding bids won in Latin America following September 30, 2002, please see "Recent Business Developments."

      Gross Profit. Gross profit increased by 108.6 % to approximately $24.2 million in the nine month period ended September 30, 2002 from approximately $11.6 million in the comparable period of 2001. The gross profit margin increased to 14.5 % in the nine month period ended September 30, 2002 from 3.9% in the comparable period of 2001. The increase in our gross profit margin was due to the fact that during the nine month period ended September 30, 2002 we wrote off excess inventory and discontinued products in an amount of approximately $17.8 million compared with $62.2 million during 2002. The increase was offset by a decrease in revenues, a limited ability to decrease fixed costs and a downward pressure on prices in the industry.

      Research and Development Costs. Net research and development costs, decreased to approximately $19.8 million in the nine month period ended September 30, 2002 from approximately $30.4 million in the comparable period of 2001, and increased as a percentage of sales to 11. 9% from 10.1% respectively, mainly due to the decrease in revenues. The dollar decrease in such costs in the nine month period ended September 30, 2002 was primarily due to implementation of restructuring plans which led to a decrease in research and development personnel and management's decision to stop further development of the rStar browser technology.

      Selling and Marketing, General and Administrative Expenses. Selling and marketing, general and administrative expenses decreased by 36.4% in the nine month period ended September 30, 2002 to approximately $61.1 million from approximately $96.0 million in the comparable period of 2001. The dollar decrease in such expenses was attributed mainly to the sale of six European entities to our joint venture, Satlynx S.A., enabling a significant reduction in headcount and payroll. Furthermore, according to SFAS 142 we no longer amortize goodwill, in contrast to our amortization of goodwill in the nine months ended September 30, 2001 in the amount of $15.2 million. As a percentage of revenues, selling and marketing, general and administrative expenses increased to 36.6% in the nine-month period ended September 30, 2002 from 32.0% in the comparable period of 2001 mainly due to the decrease in revenues.

      Provision and write-off of doubtful debts and capital lease receivables. Provision and write-off of doubtful debts and capital lease receivables decreased to $32.1 million in the nine month period ended September 30, 2002 from approximately $58.5 million in the comparable period of 2001. For more information please see "Restructuring Charges, Write-Offs and Other Significant Charges" above.

      Impairment of Tangible and Intangible Assets. In the nine month periods ended September 30, 2001 and 2002, we did not meet our projected sales and came to realize the adverse effects that the economic recession was having on the communications industry. For more detail, please see "Restructuring Charges, Write-Offs and Other Significant Charges" above.

      Restructuring charges. During the nine month period ended September 30, 2001, we recorded restructuring charges of approximately $30.3 million. The restructuring cost consists of employee termination benefits associated with involuntary terminations of employees, compensation to certain suppliers and customers, and other costs associated with termination of lease commitments in respect of premises occupied by the Gilat Group. The terminations resulted our decision to further reduce costs and improve profitability.

      Operating Loss. In the nine month period ended September 30, 2002 we had an operating loss of approximately $95.6 million compared to an operating loss of approximately $297.3 million in the comparable period of 2001.

      Financial Expenses, Net. Financial expenses, net amounted to approximately $15.3 million in the nine month period ended September 30, 2002, compared to approximately $18.2 million in the comparable period of 2001. Fiscal expenses are comprised of, interest expenses on our convertible subordinated notes and the long term loans.

      Write-off of investments in other companies and other non operating charges. Our management periodically reviews the carrying value of its investments. As a result of assessing the recoverability of the carrying amount of investments in companies in the nine month period ended September 30, 2002 an amount of $20.3 million was impaired from an investment and other non-operating charges ($20 million of which was impaired from the GVT investment). We wrote-off $27.5 million of investments in other companies in the comparable period for 2001. For more information please see "Restructuring Charges, Write-offs, and Other Significant Charges" above.

      Taxes on Income. Taxes on income were approximately $0.4 million in the nine month period ended September 30, 2002 compared to approximately $1.0 million in the comparable period of 2001.

      Equity in Losses of Affiliated Companies. Equity in losses of affiliated companies was approximately $28.4 million in the nine month period ended September 30, 2002, compared to approximately $0.3 million in the comparable period of 2001. The increase is attributed mainly to the estimated cost of the settlement with SES Americom relating to transponders used by StarBand, losses associated with the "debtor in possession" financing provided to StarBand, and losses recorded by Satlynx S.A.

      Minority Interest in Losses of a Subsidiary. Minority interest in losses of a subsidiary was approximately $2.9 million in the nine month period ended September 30, 2002, compared to approximately $4.0 million in the comparable period of 2001. The decrease was mainly due to the decrease in the minority holdings in rStar and the decrease in rStar's losses.

      Net Loss. As a result of all of the above mentioned factors, we had losses of approximately $157.1 million in the nine month period ended September 30, 2002, compared to a loss of approximately $340.2 million in the comparable period of 2001.

      Loss Per Share. Basic and diluted loss per share for the nine month period ended September 30, 2002 was $6.69 as compared to basic and diluted loss of $14.56 per share in the comparable period of 2001.

Variability of Quarterly Operating Results

      Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products (i.e., the volume of sales of remote terminals versus hub equipment and software and add-on enhancements), sale prices, and production costs, as well as entry into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous remote terminals and related hub equipment and software, which carry different sales prices and margins.

      Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers. Our future results also may be affected by a number of factors, including our ability to continue to develop, introduce and deliver enhanced products on a timely basis and expand into new product offerings at competitive prices, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. These results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be sure that revenues, gross profit and net income in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses is fixed (i.e. space segment, lease payments) and adjusting the expenses in cases where revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our ordinary shares would likely be materially adversely affected.

Liquidity and Capital Resources

      Since inception, our financing requirements have been met primarily through cash generated by operations, funds generated by private equity investments, public offerings, issuances of convertible notes as well as funding from research and development grants. In addition, we also financed our operations through borrowings under available credit facilities as discussed below. We have used available funds primarily for working capital, capital expenditures and strategic investments.

      Since March 2000, we have not raised additional financing other than through limited credit facilities and loans. As of September 30, 2002, we had cash and cash equivalents of $64.3 million, short term bank deposits of $3.4 million, restricted cash of $12.6 million and short term bank credit of $1.9 million. As of December 31, 2001, we had cash and cash equivalents of $97.3 million, short term bank deposit of $12.9 million, restricted cash of $13.0 million and short term bank credit of $4.7 million. Our cash balances, as described above, decreased by $40.1 million, reflecting payment of approximately $12 million relating to the rStar acquisition (mainly payment to the minority shareholders), principal payments on loans of approximately $8.2 million (primarily to Bank Hapoalim in the amount of $6.0 million), interest payment on loans of approximately $13.6 million, financing of StarBand of approximately $10.6 million (mainly the payment of space segment obligations and cash contribution as part of the "debtor in possession" financing) and expenses relating to the arrangement in the amount of approximately $1.3 million, all of which was offset by an increase in cash that resulted from the sale of six European entities to our joint venture, Satlynx S.A in a net amount of approximately $11.1 million (net of expenses associated with the transaction) and receipt of interest payment for the convertible note in GVT in the amount of $3 million . The additional decrease in an amount of $7.6 million reflects continuing negative cash flow from on going activities.

      Although we can meet our cash needs through the end of 2002, we have sought to restructure our liabilities pursuant to the arrangement because we do not expect to be able to finance our liabilities in 2003 and beyond given the unavailability of any additional financing. In addition, our failure to pay interest on the existing notes constitutes an event of default and makes the existing notes subject to immediate acceleration. In the event that the arrangement is not approved, it is expected that the stay of proceedings, unless extended, will lapse and all amounts owed by us will be due immediately or subject to acceleration. In that event, we do not expect to be able to pay our debts and the creditors could seek to liquidate us.

      As of September 30 2002, we had long term contractual obligations and current maturities totaling approximately $744 million.

      The principal of the loan made to us by Bank Leumi is scheduled to be repaid in full on April 5, 2003. The deed of pledge securing the loan sets forth events which entitle Bank Leumi to declare the outstanding balance of the loan due and payable before that date. One such event is the convening of a creditors' meeting. In addition, we have undertaken to Bank Leumi to keep at all times, commencing from June 30, 2002, certain amounts of unrestricted cash and cash equivalents. The undertaking provides that should Bank Leumi notify us that any of our undertakings have been breached, Bank Leumi would be entitled to accelerate all or any of our debts to the Bank. We have not deposited the required amount in our account with Bank Leumi. As of the date of this proxy solicitation, no notice has been received from Bank Leumi that the above undertaking has been breached.

      According to the terms of the original loan extended to us by Bank Hapoalim, on July 2, 2002, we were to have paid Bank Hapoalim approximately $18 million on account of principal payments, together with an amount of approximately $1.5 million on account of interest. We and Bank Hapoalim entered into an agreement on July 9, 2002, whereby we paid Bank Hapoalim all these amounts and received a short-term loan in the amount of $12 million, bearing interest at a rate of LIBOR plus 2.5%, which loan matures on January 2, 2003. Our agreement with Bank Hapoalim provides that until the maturity date Bank Hapoalim will not be entitled to accelerate the loan upon the occurrence of certain events of default set forth in the loan agreement.

      The deed of pledge securing our obligations to Bank Leumi and Discount Bank sets forth events which entitle Bank Leumi and Discount Bank to declare their respective outstanding amounts due and payable. One such event is the convening of a creditors' meeting.

      As of September 30, 2002, our short and long term obligations were as follows:

---------------------------------------------------------------------------------------------------------------------

                                                            Payments due by period (in thousands)
Contractual Obligations
---------------------------------------------------------------------------------------------------------------------

                                                   Total      Sep. 30, 2002 -     Sep. 30, 2003 -     Sep. 30, 2006-
                                                               Sep. 30, 2003       Sep. 30, 2006        and beyond
---------------------------------------------------------------------------------------------------------------------
Long-term debt                                   $152,242             $87,989             $59,199             $5,054
---------------------------------------------------------------------------------------------------------------------
Convertible subordinated notes                    358,062               8,062             350,000
---------------------------------------------------------------------------------------------------------------------
Capital Lease Obligations                           6,554               3,448               3,106
---------------------------------------------------------------------------------------------------------------------
Operating lease                                   221,534              41,985              77,374            102,175
---------------------------------------------------------------------------------------------------------------------
Other long-term debt                                5,691               1,244               4,447
---------------------------------------------------------------------------------------------------------------------
Total Contractual Cash Obligations               $744,083            $142,728            $494,126            107,229
---------------------------------------------------------------------------------------------------------------------

      After giving effect to the arrangement, we expect our short and long term contractual obligations to be as follows:

---------------------------------------------------------------------------------------------------------------------

                                                             Payments due by period (in thousands)
Contractual Obligations
---------------------------------------------------------------------------------------------------------------------

                                                   Total      Sep. 30, 2002 -      Sep. 30, 2003-     Sep. 30, 2006-
                                                               Sep. 30, 2003       Sep. 30, 2006        and beyond
---------------------------------------------------------------------------------------------------------------------
Long-term debt                                   $120,561              $6,722             $28,591            $85,248
---------------------------------------------------------------------------------------------------------------------
Convertible notes                                  87,454                                                     87,454
---------------------------------------------------------------------------------------------------------------------
Capital Lease Obligations                           6,554               3,448               3,106
---------------------------------------------------------------------------------------------------------------------
Operating lease                                   192,659              30,709              58,109            103,841
---------------------------------------------------------------------------------------------------------------------
Other long-term debt                                5,691               1,244               4,447
---------------------------------------------------------------------------------------------------------------------
Total Contractual Cash Obligations               $412,919             $42,123             $94,253           $276,543
---------------------------------------------------------------------------------------------------------------------

      The arrangement is likely to enhance our liquidity resources as amounts owing will be reduced from approximately $744 million to approximately $413 million . In addition, interest accrued on the new notes will be capitalized through July 2005.

      Legal Proceedings

      We are a party to various legal proceedings incident to our business. Except as noted below, there are no material legal proceedings pending or, to our knowledge, threatened against us or our subsidiaries, and we are not involved in any legal proceedings that our management believes, individually or in the aggregate would have a material adverse effect on our business, financial condition or operating results.

      As of May 2002, a number of securities class action lawsuits were filed against us and certain of our officers and directors. The litigation includes actions filed in the United States District Court for the Eastern District of New York and in the United States District Court for the Eastern District of Virginia ("class actions suits") and a request to file a class action lawsuit in the Tel-Aviv, Israel District Court. The class action suits, alleging violations of the federal securities laws and claim that we issued material misrepresentations to the market, were brought on behalf of parties who purchased our securities between May 16, 2000 and October 2, 2001 inclusive. The class actions suits in the US are in the process of being consolidated into a single action in the United States District Court for the Eastern District of New York. The court in Israel has granted a motion to stay the proceedings in the Israeli action pending the outcome of the class action suits. We believe the allegations against us and our officers and directors in the class action suits are without merit and intend to contest them vigorously. We maintain insurance that may cover some of the damages, if any, that may be incurred by us in connection with such claims. However, we cannot assure you that this insurance will be applicable to, or cover, any or all of such damages.

      An arbitration proceeding was commenced in July 2002 in England by Global Manufacturers' Services Valencia S.A. ("GMS") pursuant to an arbitration clause in a supply agreement between us and GMS. GMS claims that approximately $13.2 million is owed by us for certain inventory allegedly purchased on our behalf under the agreement. The parties have chosen arbitrators and the matter is proceeding under English law and procedure. We deny the allegations and intend to vigorously defend ourselves against these claims.

      On June 11, 2001, we were named as a defendant in an action filed in the District Court of Tel Aviv, Israel by Terayon Ltd. (formerly Combox Ltd.) ("Terayon") alleging our breach of contract in connection with purchase orders issued by Gilat. Terayon is claiming it is owed approximately $2.4 million. The dispute is in arbitration. We do not believe that we are in breach of this contract and intend to vigorously defend against these claims.

      On June 12, 2001, we received a letter from a supplier, Celeritek, Inc., demanding payment of approximately $6.1 million, in response to our termination of certain purchase orders. We do not believe that this claim has merit and intend to vigorously defend against it.

      On October 2, 2001, we, Gilat to Home Latin America N.V., rStar Corporation, Giora Oron and 100 John Does were named as defendants in an action filed in the Orange County Superior Court in California by plaintiff, STM Wireless Inc. The complaint alleges unfair competition and slander in connection with the award of a tender to perform work for OSIPTEL/FITEL, a governmental telecommunications entity in Peru. An answer to the complaint on behalf of us was filed on December 17, 2001. We do not believe any of these claims have any merit and intend to vigorously defend against them.

      The Israeli customs authority is examining certain imports to determine whether we have paid the appropriate duty for certain equipment. The investigation may result in administrative proceedings to recover approximately $1 million from us, which we will have the right to challenge. We maintain that we have made all required payments.

      On November 13, 2001 we were named as a defendant in a complaint for patent infringement that was filed by the Lemelson Foundation in the U.S. The lawsuit alleges that our integration and sale of certain components in our products violates one or more of the Lemelson patents. The complaint has not yet been served on us. We intend to vigorously defend ourselves in this action.

      In addition, from time to time, we may be notified of claims that we may be infringing patents, copyrights or other intellectual property rights owned by third parties. While we do not believe we are currently infringing any intellectual property rights of third parties, we cannot assure that other companies will not, in the future, pursue claims against us with respect to the alleged infringement of patents, copyrights or other intellectual property rights owned by third parties. In addition, litigation may be necessary to protect our intellectual property rights and trade secrets, to determine the validity of and scope of the propriety rights of others or to defend against third-party claims of invalidity. Any litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and operating results.

      If any claims or actions are asserted against us, we may seek to obtain a license under a third party's intellectual property rights. We cannot assure, however, that a license will be available under terms that are acceptable to us, if at all. The failure to obtain a license under a patent or intellectual property right from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture of the product covered by the patent or intellectual property right. In addition, we may be required to redesign our products to eliminate infringement if a license is not available. Such redesign, if possible, could result in substantial delays in marketing of products and in significant costs. In addition, should we decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect our business, financial condition and operating results, regardless of the outcome of the litigation.

      We are also a party to various regulatory proceedings incident to our business. To the knowledge of our management, none of such proceedings is material to us or to our subsidiaries.

      Impact of Inflation and Currency Fluctuations

      Almost all of our sales and service contracts are in U.S. dollars and most of our expenses are in U.S. dollars and NIS. The U.S. dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In the nine months period ended September 30, 2002, the rate of inflation in Israel was 6.9% while the NIS depreciated in relation to the U.S. dollar, from NIS 4.416 per $1 on December 31, 2001 to NIS 4.871 per $1 on September 30, 2002. In 2000 the inflation in Israel was 0% while the NIS appreciated in relation to the U.S. dollar at a rate of 9.28%. In 1999, inflation in Israel exceeded devaluation of the NIS in relation to the U.S. dollar. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected.

      Regarding the changes in the value of other foreign currencies in relation to the U.S. dollar, our monetary balances which are not linked to the U.S. dollar, adversely impacted our financial expenses during the nine month period ended 2002 and 2001. This is due to heavy fluctuations in currencies in certain regions of Latin America in which we do business. There can be no assurance that in the future our results of operations may not be materially adversely affected by other currency fluctuations.

      In addition, we pay for the purchase of certain components of our products in Japanese yen. As a result, an increase in the value of the Japanese yen in comparison to the U.S. dollar could increase the cost of revenues. We have entered into an agreement with our principal Japanese supplier in an effort to reduce the effects of fluctuations in the exchange rate. There can be no assurance that such agreement will effectively eliminate our Japanese yen exposure.

      Effective Corporate Tax Rate

      Israeli companies are generally subject to income tax at the rate of 36% of taxable income. However, substantially all of our production facilities in Israel have been granted Approved Enterprise status under Israeli law for Encouragement of Capital Investments, 1959, and consequently are eligible for certain tax benefits for the first several years in which they generate taxable income. We currently have nine Approved Enterprises, and have applied for approval for a tenth enterprise. Income derived from the nine Approved Enterprises is entitled to tax benefits for periods of seven years (in the case of two of the enterprises) or ten years (for the remaining seven enterprises), from the first year in which we generate income from the respective Approved Enterprise, on the basis of the nature of the incentives selected by us. The period of reduced tax for the tenth enterprise, if approved, is expected to be ten years, although the terms of the approval may provide for a different period. The main tax benefits are a tax exemption for two or four years and a reduced tax rate of 10% to 25% for the remainder of the benefits period depending upon the level of foreign ownership of us.

      As a result of these programs, our effective corporate tax rate was 10.9% in 1999 and 6.2% in 2000. In 2001, we had a loss mainly due to restructuring expenses and write offs associated with restructuring. We anticipate that we will not have to pay taxes in 2002 and 2003 due to current and carry forward tax losses.

      Tax Consequences of the Arrangement to the Company

      The Israeli Tax Authorities may view the difference between (a) the outstanding amount due under the existing notes and (b) the total of the amount due under the new notes issued and the value of the shares issued in exchange for the part of the existing notes not converted into new notes (the difference between (a) and (b) will be referred below as the "Benefit") as our taxable income subject to a 36% tax rate.

      In February 2002, we obtained a ruling from the Israeli Tax Authorities regarding the tax treatment of a previous planned structure of the exchange of the existing notes for new notes. The ruling addresses our potential tax liability upon the exchange of the existing notes for new notes (such planned offer did not include conversion to shares). According to the tax ruling, we agreed to pay $1.1 million in cash within thirty days following the completion of the exchange offer and to reduce the tax basis for some of our assets (mainly investments, inventory, accounts receivables and fixed assets) as of January 1, 2001, in an amount equal to the difference between the carrying value of the existing notes and the carrying value of new notes, as specified in the ruling. The ruling described above was for a limited period of time and is no longer valid.

      We are currently negotiating with the Israeli Tax Authorities in order to obtain a new ruling that will apply to the arrangement, that will be based on the same principles of the ruling described above. If such ruling is received, it is expected that (i) a payment of approximately $1.1 million will be due after the completion of the arrangement; (ii) the Benefit will be decreased from the tax basis of our assets as of January 1, 2001 or as of January 1, 2002;
(iii) an amount equal to the difference between the part of our debt to Bank Hapoalim that will be converted into our ordinary shares under the arrangement and the value of our ordinary shares that will be issued in consideration for that part will be considered as taxable income in tax year 2003; (iv) the value of our ordinary shares for the purposes of the ruling is expected to be approximately $0.5 per share; (v) our tax returns beginning with the 2001 or 2002 tax year will be submitted according to the ruling; (vi) the ruling can not be used by the holders of the existing notes as approval of their losses by the Israel Tax Authorities and the ruling shall not otherwise apply to the holders of the existing notes; and (vii) we will commit not to transfer our activities abroad or, for tax purposes, cease to be considered an Israeli resident. We expect that such ruling will be received. If the ruling is not obtained, we will need to get legal advice on our tax liability and accordingly decide how to disclose such liability in our financial statements. In addition, if the ruling is not obtained, the Israeli Tax Authorities might demand a 36% tax on the amount of the Benefit in the assessment for the tax year in which the arrangement becomes effective.

      In addition, we may be subject to payment of Israeli stamp tax if and to the extent required by law.

      Research and Development

      In 2001, we entered into an agreement with the Office of the Chief Scientist for the early payment of all royalties arising from future sales with respect to previous Office of the Chief Scientist grants we received. We recorded a one-time operating charge of $3.4 million. This amount is payable over a period of up to five years and bears an interest rate to be agreed upon between the Office of the Chief Scientist and us. This agreement will enable us to participate in a new program under which we will be eligible to receive future research and development grants for generic research and development projects without any royalty repayment obligations. In order to secure our payment obligation to the Office of the Chief Scientist as described above, and in the framework of the arrangement described in this Proxy Solicitation, we will assign our rights to, and/or grant a security interest on, Value Added Tax returns due to us in the aggregate amount of up to $3.4 million, to the Israeli Ministry of Finance.

      Recently Issued Accounting Standards

      In June 2001, the FASB issued SFAS No. 141, Business Combinations, (SFAS No. 141) and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). We adopted the provisions of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 is effective January 1, 2002. As of the date of adoption of SFAS No. 141, we had not entered into any business combinations subject to the transition provisions of SFAS No. 141. As of the date of adoption of SFAS No. 142, we expect to have no unamortized good will or unamortized identifiable intangible assets subject to the transition provisions of SFAS No. 142. As of September 30, 2002, the goodwill set forth in our financial information was in the amount of $74.5 million. We have determined that part or all of this goodwill has been impaired. The measurement of the goodwill impairment will be completed no later than the end of its fiscal year ended December 31, 2002, as required by SFAS 142. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

      In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. We also record a corresponding asset, which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We are required to adopt SFAS No. 143 on January 1, 2003. We have not yet evaluated the impact of adopting SFAS No. 143; however, does not anticipate any significant impact on our financial statements.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. We are required to adopt SFAS No. 144 on January 1, 2002. We have not yet evaluated the impact of adopting SFAS No.144; however, we do not anticipate any significant impact on our financial statements.

      In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections to existing pronouncements that are not substantive in nature. SFAS No. 145 will be adopted on January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13 "Accounting for Leases," which will be adopted for transactions occurring subsequent to May 15, 2002. We believe that the adoption of SFAS No. 145 will not have a material impact on our financial statements.

      In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in the EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of SFAS No. 146 also includes (1) costs related to terminating a contract that is not a capital lease, and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred compensation contract. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We believe that the adoption of SFAS No. 146 will not have a material impact on our financial statements.

                          RECENT BUSINESS DEVELOPMENTS

      The following disclosure details material business developments, since the filing of our annual report on Form 20-F for our fiscal year ended December 31, 2001 that is incorporated herein by reference.

      rStar Corporation

      In August 2002, we completed an exchange offer by Gilat and rStar Corporation to exchange shares of rStar common stock for Gilat ordinary shares and cash consideration. After completion of this exchange offer, we own approximately 85% of the common stock of rStar Corporation. In addition to the cash consideration and the ordinary shares of Gilat issued in exchange for rStar shares, rStar shareholders may be entitled to a special distribution to be paid in each of June 2003 and June 2004 of up to $5 million each year. This special distribution will be payable if rStar's income in each 12-month period preceding such payment, which is generated by the Latin America assets and business acquired by rStar as described below, falls below certain thresholds. Also upon completion of the exchange offer, rStar acquired part of the assets and business of the Gilat Group in Latin America. Under this acquisition, we granted to StarBand Latin America, a wholly owned subsidiary of rStar, exclusive rights in Latin America to (1) implement, operate and market our broadband Internet access services and voice services to consumers and small office/home office subscribers; (2) provide a bundled product with direct-to-home television services using our single satellite disk technology; and (3) provide such new technologies and products related to the foregoing as we may in the future develop.

      In November 2002, rStar announced the appointment of Samer Salameh to serve as Chief Executive Officer and Chairman of the board of directors of rStar. With this appointment, our management determined to engage rStar to oversee its operation in Latin America.

      Satlynx S.A.

      On May 24, 2002, we and SES Global, an affiliate of SES Americom completed the formation of our joint venture, Satlynx S.A. Satlynx has since begun its operations providing two-way satellite broadband communications services to enterprises, consumers and small/home office users throughout Europe. While Satlynx is currently negotiating an investment by a third party, the financing has not yet been completed and there are no guarantees if and when it will be completed.

      In addition, we and Alcatel Space reached an agreement in principle to provide Gilat with funding for research and development. While negotiations continue, a definitive agreement has not yet been reached.

      StarBand Communications Inc.

      Due to, among other things, a lack of financing, on May 31, 2001, StarBand filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Since that time, we have provided to StarBand Communications approximately $7 million of "debtor-in-possession" financing, the majority of it in the form of transponder space. To emerge from the protection of the U.S. Bankruptcy Court and minimize the disruption to StarBand's business, StarBand will likely need to obtain additional financing in the near future. There is no guarantee that StarBand will be successful in obtaining the necessary financing or emerge from bankruptcy. See "Risk Factors -- Risks Relating to Our Business."

      Other Developments

      In December 2002, we were awarded two bids for the provision of equipment and services in Colombia. The total value of these bids is approximately $65 million.

      In October 2002, we were selected by Brazil's communication ministry to provide two-way satellite internet service to 3,200 sites nationwide in a contract worth approximately $23 million. In November 2002, we were selected by Telkom S.A. for an incremental deployment of 26,000 VSAT's throughout sub-Saharan South Africa over a five year period.

                                   MANAGEMENT

Following Closing of Arrangement

      The employment agreements with certain members of our current management team provide that upon a change in control, such as the completion of the arrangement, they are entitled to terminate their employment with us, and we may be obligated to make substantial payments to these employees.

      We notified the current members of the management team that we are interested in their continued participation in the management of the company upon the closing of the arrangement. Several major creditors who are parties to the arrangement have expressed their support of our efforts. The members of our management team have indicated their interest to continue their employment with us.

      In light of the above, there are ongoing negotiations with the current management team in order to reach a comprehensive employment agreement. As of the time of the issuance of this proxy solicitation, the parties have achieved significant progress in their negotiations but no agreement has been reached.

      Since we have not yet entered into definitive employment agreements with our management team, we cannot assure you that such agreements will be finalized and executed. If we do not enter into employment agreements with the members of our current management team, we cannot assure you that their employment with us will continue following completion of the arrangement. If their employment with us does not continue, we cannot assure you what our business strategy and business plan will be following completion of the arrangement. In that case, we also cannot assure you whether the recovery plan described in this proxy solicitation will be implemented in whole or in part, or whether the description of our business as set forth in our public filings will reflect our business following completion of the arrangement.

Prior to Closing of Arrangement

      Since May 31, 2002, the following changes in our management have occurred:

      Mr. Bednarek and Mr. Tadmor resigned from our board of directors. Mr. Amiram Levinberg resigned from his position as Chief Operating Officer, remaining on as our President and as one of our Directors and Mr. Antebi was made our Chief Operating Officer.

      In connection with the Section 350 proceedings, on October 16, 2002, the Israeli Court appointed three Officers of the Court with certain supervisory roles with respect to the management of our company. See "The Proposed Plan of--Arrangement--Management of our Company during the 350 Proceeding."

      Our Directors and executive officers and key executives of our subsidiaries as of December 4, 2002 are as follows:

             Name                Age                                     Position
------------------------------   ---   ---------------------------------------------------------------------------------
Yoel Gat(1)(2)................    50   Chairman of the Board of Directors and Chief Executive Officer
Amiram Levinberg(1)(2)........    47   President and Director
Shlomo Tirosh(3)..............    57   Director
Erez Antebi ..................    43   Chief Operating Officer
Lori Kaufmann(1)(3)...........    43   Director
Dr. Gideon Kaplan(4)..........    46   Vice President, Technology
Yoav Leibovitch...............    45   Vice President, Finance and Administration and Chief Financial Officer
Joshua Levinberg..............    49   Senior Vice President, Business Development
William I. Weisel.............    48   Vice President and General Counsel
Nick Supron...................    46   President and Chief Executive Officer, Spacenet
David R. Shiff................    44   Vice President, Sales and Marketing, Spacenet
Samer Salameh.................    38   Chairman of the Board of Directors and Chief Executive Officer, rStar Corporation

-------------------------
(1)   Member of the Stock Option Committee.
(2)   Member of the Compensation Committee.
(3)   Member of the Audit Committee.
(4) Dr. Kaplan owns $20,500 in aggregate principal amount of existing notes. Based on information provided to Gilat, Dr. Kaplan has not effected any transaction involving existing notes during the 60-day period prior to the date of this proxy solicitation.

      Yoel Gat is one of our co-founders and has been our Chief Executive Officer and a Director since our inception and, since July 1995, has served as the Chairman of our board of directors. Mr. Gat is a member of the Compensation and Stock Option Committees of our board of directors. Until July 1995, Mr. Gat also served as our President. From 1974 to 1987, Mr. Gat served in the Israel Defense Forces. In his last position in service, Mr. Gat was a senior electronics engineer in the Israel Ministry of Defense. Mr. Gat is a two-time winner of the Israel Defense Award (1979 and 1988), Israel's most prestigious research and development award. Mr. Gat is also Chairman of the board of directors of KSAT, in which we hold a minority interest. Mr. Gat also served as the Chairman of the MOST Consortium and is a Director of both rStar Corporation and StarBand Communications. Mr. Gat received a Bachelor of Science degree in electrical engineering and electronics from the Technion-- Israel Institute of Technology and a Master of Science degree in management science from the Recanati Graduate School of Business Administration of Tel Aviv University, where he concentrated on information systems.

      Amiram Levinberg is one of our co-founders and has been a Director and, until recently, our Chief Operating Officer since our inception. From July 1995 to October 2002, he served as both our President and Chief Operating Officer. In October 2002, Mr. Levinberg stepped down as Chief Operating Officer but remains President of the company. Mr. Levinberg is a member of the Compensation and Stock Option Committees of our board of directors. Until July 1995, he served as Vice President of Engineering. In this capacity, he supervised the development of our OneWay and Skystar Advantage VSATs. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988. Mr. Levinberg is a graduate of the Technion -- Israel Institute of Technology, with a Bachelor of Science degree in electrical engineering and electronics and Master of Science degree in digital communications.

      Erez Antebi currently serves as our Chief Operating Officer. From 1998 and until October 2002, Mr. Antebi served as our Vice President, General Manager for Asia, Africa and Pacific Rim. From September 1994 until the beginning of 1998, he served as Vice President and General Manager of Gilat Inc. Mr. Antebi joined us in May 1991 as product manager for the Skystar Advantage VSAT product. From August 1993 until August 1994, he served as Vice President of Engineering and Program Management of Gilat Inc. Prior to joining us, Mr. Antebi worked for a private importing business from 1989 to 1991, after having served as marketing manager for high frequency radio communications for Tadiran Limited, a defense electronics and telecommunications company, from 1987 to 1989, and as a radar systems development engineer at Rafael, the research and development and manufacturing arm of the Israel Defense Forces, from 1981 to 1987. Mr. Antebi received a Bachelor of Science degree and a Master of Science degree in electrical engineering from the Technion -- Israel Institute of Technology.

      Shlomo Tirosh is one of our co-founders and has been a member of board of directors since our inception, serving as Chairman of our board of directors until July 1995. Mr. Tirosh is a member of the Audit Committee of our board of directors. From 1964 to 1987, Mr. Tirosh served in the Israel Defense Forces, where he held a variety of professional and field command positions (retiring with the rank of colonel). From 1980 to 1985, he headed a large research and development unit and, from 1985 to 1987, he managed a large-scale technology project for the Israel Ministry of Defense. In 1988, he received the Israel Defense Award. Mr. Tirosh holds a Bachelor of Arts degree (summa cum laude) in economics from Bar-Ilan University in Ramat Gan.

      Lori Kaufmann has been one of our directors since November 2000 and is a member of the Audit, Compensation and Stock Option Committees. Ms. Kaufmann has been an independent consultant in Israel and the United States since 1993. From October 1998 to October 2000, Ms. Kaufmann was vice president of MainXchange, an Internet-based financial services company. In 1991, Ms. Kaufmann co-founded HK Associates, an Israeli marketing and management-consulting firm that served many of Israel's leading high technology companies, including, in 1991, us. Ms. Kaufmann was employed by HK Associates until 1993. From 1989 to 1990, Ms. Kaufmann was a senior economist at Israel Chemicals Ltd., an Israeli chemicals firm. Ms. Kaufmann received a Bachelor of Arts degree (magna cum laude) in international relations from Princeton University and a masters in business administration from Harvard Business School.

      Gideon Kaplan joined us in 1989 as Vice President of Technology. From late 1987 to 1989, Dr. Kaplan was employed as a research engineer with Qualcomm, Inc., a mobile satellite communications and cellular radio company. From 1978 to 1987, Dr. Kaplan served in a research and development unit of the Israel Defense Forces and received the Israel Defense Award in 1984. Dr. Kaplan received a Bachelor of Science degree in electrical engineering, a Master of Science degree and doctorate in electrical engineering from the Technion -- Israel Institute of Technology.

      Yoav Leibovitch joined us in early 1991 as Vice President of Finance and Administration and Chief Financial Officer. Since joining us, Mr. Leibovitch has also served as acting Chief Financial Officer of Gilat Inc. From 1989 to 1990, Mr. Leibovitch worked in the United States at Doubleday Books and Music Clubs as special advisor for new business development. From 1985 to 1989, he was the Financial Officer of a partnership among Bertelsmann, A.G., a large German media and communications company; Clal Corporation, a major Israeli industrial holding company; and Yediot Aharonot, an Israeli daily newspaper. Mr. Leibovitch is a graduate of the Hebrew University of Jerusalem with a Bachelor of Arts degree in economics and accounting and a masters degree in business administration specializing in finance and banking. Mr. Leibovitch is a Certified Public Accountant in Israel.

      Joshua Levinberg is one of our co-founders and, since June 1999, has served as our Senior Vice President for Business Development, having previously served in that position from 1994 to April 1998. At that time, Mr. Levinberg became Chief Executive Officer of GTH LA Antilles until June 1999. From 1989 until September 1994, he served as Executive Vice President and General Manager of Gilat Satellite Networks, Inc. From 1987 until the formation of Gilat Satellite Networks, Inc. in 1989, Mr. Levinberg was our Vice President of Business Development. From 1985 to 1987, Mr. Levinberg held various positions, including Manager of System Development and Marketing Manager at the Israeli subsidiary of DSP Group Inc., a U.S. company specializing in digital signal processing. From 1979 to 1985, he worked in the Communications Engineering Department of Elrisa Ltd., a manufacturer of sophisticated weapons and communications systems. Mr. Levinberg is a graduate of Tel Aviv University, with a Bachelor of Science degree in electrical engineering and electronics. Amiram Levinberg, a Director and President of Gilat and Joshua Levinberg are brothers.

      William I. Weisel joined us on December 18, 2001 as Vice President and General Counsel. Prior to joining us, Mr. Weisel was the Legal Affairs Director, Israel for ADC Telecommunications Israel Ltd (April 1999-December 2001), Corporate Legal Counsel of Scitex Corporation Ltd (January 1995-March 1999), Legal Counsel for the logistics department of Scitex Corporation Ltd (October 1992-December 1994), was in private business in Israel (November 1987-September
1992), and an associate with the Law Offices of Shraga Biran (November 1986-November 1987). Prior to immigrating to Israel in April 1986, Mr. Weisel was an associate with Jeffer, Mangels, Butler & Marmaro from March 1982, and with Freeman, Freeman, Freeman & Hernand from January 1980 in Los Angeles, California. Mr. Weisel received a law degree in 1979 from Loyola Law School of Los Angeles and received a bachelor's degree in 1976 from University of California, Los Angeles in political science. He is licensed to practice law in and is a member of the Bar of the State of California and Israel.

      Nick Supron joined Spacenet in January 2001 as President and Chief Executive Officer. Prior to joining Spacenet and since 1999, Mr. Supron was a private investor and management consultant. Between 1984 and 1999, he served in various positions with Gtech Corporation, commencing as a senior corporate consultant to the Chief Executive Officer and culminating as Senior Vice President of worldwide operations. From 1982 to 1984, Mr. Supron was a Senior Corporate Consultant for Tenneco Oil Company and he served as a senior project manager engineer between 1978 and 1980 for Brown & Root. Mr. Supron received a masters in business administration degree from Harvard Business School and a BSME from the Rice University in Houston.

      David R. Shiff joined Spacenet in December 1998 as Vice President of Sales and Marketing. Prior to joining Spacenet, Mr. Shiff spent 15 years with Hughes Network Systems, a division of Hughes Electronics. For the last two years, he served as Assistant Vice President, North American Sales, for the Satellite Networks Division of Hughes. Mr. Shiff holds a degree in mechanical engineering from the University of Wisconsin.

      Samer Salameh joined rStar in November 2002, as Chief Executive Officer and Chairman of the board of directors. Mr. Salameh most recently served as President and Chief Executive Officer of Telmex North America Ventures, where he managed a portfolio of companies. From 1997 to 2000, he served as Chairman and Chief Executive Officer of Prodigy Communications Corp. where he led efforts to take the company public in 1999, grew revenues from $20 million to over $300 million in two years, and transformed the company into one of the nation's largest consumer DSL Internet service providers. Mr. Salameh has a Masters in Administration in International Business from The Fletcher School, Tufts University and a Bachelor of Science in Management and Economics from Polytechnic University.

                          DESCRIPTION OF THE NEW NOTES

      You can find the definitions of certain terms used in this description under the subheading "--Certain Definitions." In this description, the words "we," "us" and "our" refer to Gilat Satellite Networks Ltd. only, and do not include any subsidiaries of Gilat Satellite Networks Ltd.

      We will issue the new notes pursuant to an indenture between us and The Bank of New York, as trustee, in a transaction that is not subject to the registration requirements of the Securities Act. The terms of the new notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

      Because this section is a summary, it does not describe every aspect of the indenture. We urge you to read the indenture because it, and not this description, defines your rights as holders of the new notes. You may obtain a copy of the indenture by requesting one from the trustee or us. Certain capitalized terms used in this description but not defined below under "--Certain Definitions" have the meanings assigned to them in the indenture.

General

      The new notes will be our general secured obligations. The collateral for the new notes will be a second ranking floating charge on all of our assets and a second ranking pledge of the shares of Spacenet, Inc. that are owned by us. These security interests will be subordinate to the security interests granted for the benefit of our bank lenders, as described under "The Proposed Plan of Arrangement." In addition, without the consent of the holders of the new notes, we may in the future grant additional senior, pari passu or subordinate security interests in our assets and shares of Spacenet for the benefit of banks or other financial institutions to secure new extensions of credit granted to us or for the benefit of the State of Israel or any governmental authorities thereof in connection with financing or grants provided to us.

      The indenture does not limit the amount of other indebtedness or liabilities that we or our subsidiaries may incur or securities that we or our subsidiaries may issue.

Principal, Maturity and Interest

      The new notes will be limited in aggregate principal amount to $88.354 million plus (i) an additional principal amount of up to $1.5 million of new notes that may be issued to other entities and (ii) up to an additional $7.293 million aggregate principal amount which will be added to the principal amount of the new notes in respect of interest accrued prior to January 1, 2005, not including interest accrued on additional new notes that may be issued. The new notes bear interest from January 2, 2003 at 4.00% per annum and mature on October 1, 2012.

      We will pay $2.5 million of the principal amount of the new notes on each of April 1 and October 1 in both 2010 and 2011, and the remaining principal amount at maturity. We will pay interest on the new notes semiannually in arrears on April 1 and October 1 of each year commencing on April 1, 2005 to holders of record at the close of business on the March 15 or September 15 immediately preceding the interest payment dates. The first interest payment on April 1, 2005 shall be payable with respect to the period from January 1, 2005 to April 1, 2005. We compute interest on the basis of a 360-day year consisting of twelve 30-day months. Interest on the new notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from January 2, 2003. Interest accrued prior to January 1, 2005 will be capitalized and added pro rata to the principal amount of each of the outstanding new notes on each of April 1, 2003, October 1, 2003, April 1, 2004, October 1, 2004 and January 1, 2005. After any accrued interest has been capitalized, interest will subsequently be calculated based upon the increased aggregate principal amount of the outstanding new notes.

      We will pay the principal of, premium, if any, interest and additional amounts, if any, on the new notes at:

            o our office or agency maintained for this purpose within the Borough of Manhattan, The City of New York;

            o subject to applicable laws and regulations, at the office of any paying agent; or

            o at our option, by check mailed to the holders of the new notes.

      Until we designate otherwise, our office or agency in the Borough of Manhattan, The City of New York, will be the office of the trustee maintained for this purpose. We will issue the new notes in registered form, without coupons, and in denominations of $1.00 and integral multiples of $1.00.

      If a payment date is not a business day at a place of payment, we may make payment at that place on the next succeeding business day, and no interest will accrue for the intervening period.

      We have appointed the trustee, The Bank of New York, at its corporate trust office in the Borough of Manhattan, The City of New York as the registrar, paying agent and conversion agent. We may terminate the appointment of the registrar, paying agent or conversion agent at any time and appoint additional or other registrars, paying agents and conversion agents. We will maintain an office or agency in the Borough of Manhattan, The City of New York, for payments with respect to the new notes and for the surrender of new notes for conversion until the new notes have been delivered to the trustee for cancellation, or moneys sufficient to pay the principal of, and premium, if any, interest and additional amounts, if any, on the new notes have been made available for payment and either paid or returned to us as provided in the indenture. We will give notice of any termination or appointment and of any change in the office through which the paying agent or conversion agent will act in accordance with the procedures set forth under the heading "--Notices" below.

Optional Redemption

      The new notes are not redeemable at our option.

Mandatory Redemption; Sinking Fund

      We are not required to make any mandatory redemption or sinking fund payments with respect to the new notes.

Repurchase at the Option of Holders

      Upon the occurrence of a change of control, each holder of new notes has the right to require us to repurchase all or any part (equal to $1 or an integral multiple thereof) of the holder's new notes pursuant to the offer described below at a purchase price equal to 100% of the principal amount of the new notes held by such holder, together with accrued and unpaid interest on the new notes to the payment date for the change of control.

      In case any holders of the new notes exercise their option to cause Gilat to repurchase the new notes and Gilat elects to repurchase such new notes for cash, the bank lenders, or any of them, may accelerate the maturity of the loans and declare the total amount of their loans or any part thereof to be immediately due and payable; provided that no cash payment will be made to the bank lenders as a result of acceleration on account of Gilat's election to repurchase new notes, and no cash payment to holders of new notes that exercise their option to cause Gilat to repurchase their new notes will be made for the new notes being tendered for repurchase, unless Gilat makes both cash payments in full. If we do not have sufficient funds to both repay our loans to the bank lenders and to repurchase the new notes in cash, it shall not constitute an event of default under the indenture, provided that we repurchase the new notes with our ordinary shares and all conditions provided in the indenture for the issuance of such ordinary shares have been satisfied, as described below.

      We may, at our option, purchase the new notes with our ordinary shares instead of with cash. For this purpose, the ordinary shares will be valued at 95% of their average closing bid price for the five consecutive trading days ending on and including the third trading day preceding the purchase date. In order to make payment using our ordinary shares, our ordinary shares must be traded on a public market and we must satisfy other conditions provided in the indenture.

      Within 45 days following any change of control, we will mail a notice to each holder stating:

            o that the change of control offer is being made pursuant to the covenant described in this paragraph and that all new notes validly tendered will be accepted for payment;

            o the purchase price and the purchase date, which shall be no earlier than 30 days nor later than 60 days following the date such notice is mailed unless a later date is required by applicable law;

            o that any new notes not validly tendered or accepted for payment will continue to accrue interest and will continue to have conversion rights;

            o that, unless we default in the payment of the change of control payment, all new notes accepted for payment pursuant to the change of control offer will cease to accrue interest from and after the change of control payment date and will cease to have conversion rights after the change of control payment date;

            o that holders electing to have any new notes purchased pursuant to a change of control offer will be required to surrender the new notes, with the form entitled "Option of Noteholder to Elect Purchase" on the reverse of the new notes completed, to a paying agent at the address specified in the notice prior to the close of business on the third business day preceding the change of control payment date;

            o that any holder will be entitled to withdraw its election if the holder delivers to the paying agent a facsimile transmission or letter setting forth the name of the holder, the principal amount of new notes delivered for purchase and a statement that such holder is withdrawing his election to have such new notes purchased, and if the paying agent receives it no later than the close of business on the second business day preceding the change of control payment date;

            o that holders whose new notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the new notes surrendered, which unpurchased portion must be equal to $1 in principal amount or an integral multiple thereof; and

            o the instructions and any other information necessary to enable holders to accept a change of control offer or effect withdrawal of such acceptance.

      We will comply with the requirements of Rules 13e-4 and 14e-1 under the Exchange Act and any other securities laws and regulations to the extent these laws and regulations apply to the repurchase of the new notes in connection with a change of control.

      On the change of control payment date, we will, to the extent lawful:

            o accept for payment new notes or portions thereof validly tendered pursuant to the change of control offer;

            o deposit with the trustee or a paying agent in immediately available funds an amount equal to the change of control payment in respect of all new notes or portions of new notes tendered; and

            o deliver or cause to be delivered to the trustee the new notes accepted together with an officers' certificate identifying the new notes or portions of new notes that we have accepted for payment.

      The paying agent designated by us will promptly (but in any event not later than five calendar days after the change of control payment date) mail or otherwise deliver to each holder of new notes accepted for payment an amount (or ordinary shares) equal to the change of control payment for such new notes, and the trustee will promptly authenticate and mail or otherwise deliver to each holder a new certificate representing a new note equal in principal amount to any unpurchased portion of the new notes surrendered. Each new certificate representing a new note will be in a principal amount of $1 or an integral multiple of $1. Any new notes not accepted will be promptly mailed or otherwise delivered by or on our behalf to the holder of the new notes. We will publicly announce the results of the change of control offer on or as soon as practicable after the change of control payment date.

      Except as described above with respect to a change of control, the indenture does not contain any other provisions that permit the holders of the new notes to require us to repurchase or redeem the new notes in the event of a takeover, recapitalization or similar restructuring.

      The change of control purchase feature of the new notes may in certain circumstances make more difficult or discourage a takeover of our company, and, thus, the removal of the management of our company at that time. The change of control purchase feature, however, is not the result of our knowledge of any specific effort to accumulate our capital stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change of control purchase feature is a result of negotiations between us and the bank lenders and other holders of the existing notes. We have no current intention to engage in a transaction involving a change of control following the completion of the arrangement, although it is possible that we could decide to do so in the future.

      We could, in the future, enter into transactions, including acquisitions, refinancings or other recapitalizations, that would not be a change of control under the indenture, but that could increase the amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit ratings.

      Our ability to repurchase new notes upon the occurrence of a change of control may be limited. If a change of control were to occur, we cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the change of control payment for all new notes tendered by holders of the new notes. Our subsidiaries may be parties in the future to credit agreements and other agreements which restrict the transfer of funds to our company that would be necessary to permit us to pay a change of control payment. In addition, future credit agreements or other agreements may prohibit or restrict our ability to pay a change of control payment. If a change of control occurs at a time when prohibitions or restrictions are in effect, we could seek the consent of appropriate third parties to enable us to purchase new notes or we could attempt to refinance any borrowings that contain prohibitions or restrictions. If we do not obtain consents or repay these borrowings, we will not be able to purchase new notes. In this case, our failure to purchase tendered new notes would constitute an event of default under the indenture. Any default may, in turn, cause a default under our other debt. Moreover, the occurrence of a change of control may cause an event of default under, and permit acceleration of, our other indebtedness. You should read the information under the heading "Risk Factors--Risks if Arrangement is Approved--We may be unable to repurchase the new notes on a change of control as required by the indenture."

      A "change of control" will be deemed to have occurred when:

            o any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of ordinary shares representing more than 50% of the combined voting power of our then outstanding securities entitled to vote generally at our general meetings of shareholders;

            o we consolidate with or merge into any other person, or any other person merges into us, and, in the case of any such transaction, our outstanding ordinary shares are reclassified into or exchanged for any other property or securities, unless our shareholders immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the then outstanding voting securities entitled to vote generally at the general meetings of shareholders of the corporation resulting from such transaction in substantially the same respective proportions as their ownership of our voting shares immediately before the transaction; or

            o our company and our subsidiaries, taken as a whole, sell, assign, convey, transfer or lease all or substantially all of the assets of our company or of our company and our subsidiaries, taken as a whole, (other than to one or more of our wholly-owned subsidiaries);

provided, however, that:

            o a change of control under the first three bullet points above shall not be deemed to have occurred if the daily market price per share of our ordinary shares for any five trading days within the period of ten consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control (in the case of a change of control under the first bullet point above) or the period of ten consecutive trading days ending immediately before the change of control (in the case of a change of control under the second and third bullet points above) shall equal or exceed 105% of the conversion price of the new notes in effect on the date of the change of control or the public announcement of the change of control, as applicable, and

            o a change of control under the first three bullet points above shall not be deemed to have occurred if at least 90% of the consideration in the change of control transaction consists of shares of capital stock traded on a U.S. national securities exchange or quoted on the NASDAQ National Market, and as a result of the transaction, the new notes become convertible solely into this capital stock or securities convertible into this capital stock.

      Note that the definition of change of control in the indenture includes a phrase relating to the sale, assignment, conveyance, transfer or lease of "all or substantially all" of the assets of our company or of our company and our subsidiaries taken as a whole. There are only a limited number of court decisions interpreting the phrase "substantially all" and, as a result, there is no precise established definition of the phrase under applicable law. Accordingly, your ability as a holder of new notes to require us to repurchase your new notes as a result of a sale, assignment, conveyance, transfer or lease of less than all of the assets of our company or our company and our subsidiaries, taken as a whole, to another person or group may be uncertain.

Conversion

      The holder of any new note has the right, exercisable at any time after one year from the date of issuance of the new notes and prior to the close of business on the business day immediately preceding the maturity date of the new notes, to convert the principal amount of its new notes (or any portion of its new notes that is an integral multiple of $1.00) into ordinary shares at the conversion price of $0.87 per share, subject to adjustment as described below. If the holder of any new note delivers a notice of its election to have such new note purchased pursuant to a change of control offer, the new note may be converted only if the notice of election is withdrawn as described under the heading "Repurchase at Option of Holders" above. Except as described below, we will not pay or adjust any new notes upon conversion for accrued and unpaid interest or for dividends or distributions on any ordinary shares issued upon conversion of new notes. We will not issue fractional shares upon conversion. Instead, if after giving effect to the conversion holders would receive fractional shares, then we will issue to such holders an additional share in lieu of issuing the fractional share.

      The holder of any new note may exercise its right of conversion by delivering to The Depository Trust Company, which is known as the "DTC," the appropriate instruction form for conversion pursuant to DTC's conversion program. To convert a new note held in certificated form into ordinary shares, a holder must:

            o complete and manually sign the conversion notice on the back of the new note (or complete and manually sign a facsimile of the notice) and deliver the notice to the conversion agent;

            o     surrender the new note to the conversion agent;

            o if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

            o     if required, pay any transfer or similar taxes.

      Pursuant to the indenture, the date on which all of the foregoing requirements have been satisfied is the date of surrender for conversion. The notice of conversion can be obtained from the trustee at its corporate trust office or the office of the conversion agent to be appointed by us.

      As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full ordinary shares issuable upon conversion. The trustee will send the certificate or certificates to the conversion agent for delivery to the holder.

      The ordinary shares issuable upon conversion of the new notes will be duly authorized, validly issued, fully paid and nonassessable. Any new note surrendered for conversion during the period after the close of business on any record date and before the opening of business on the next succeeding interest payment date must be accompanied by payment of an amount equal to the interest payable on the interest payment date on the principal amount of new notes being surrendered for conversion (except if prior to January 1, 2005). In the case of any new note which has been surrendered for conversion after the close of business on any record date and before the opening of business on the next succeeding interest payment date (except if prior to January 1, 2005), interest on the new note shall be payable on the interest payment date notwithstanding the conversion of the new note, and the interest will be paid to the person who was the holder of the note at the close of business on the record date. Interest capitalized and added to the principal amount of new notes shall not be considered part of the principal amount for purposes of conversion of the new notes. As a result, a holder that surrenders new notes for conversion on a date that is not an interest payment date will not receive payment or capitalization of any interest, for the period from the interest payment date next preceding the date of conversion to the date of conversion. No other payment or adjustment for interest or additional amounts, or for any dividends in respect of ordinary shares, will be made upon conversion. Holders of ordinary shares issued upon conversion will not be entitled to receive any dividends payable to holders of ordinary shares as of any record time before the close of business on the conversion date.

      We will adjust the conversion price upon the occurrence of certain events, including:

            o the issuance of ordinary shares as a dividend or distribution on the ordinary shares;

            o the subdivision or combination of ordinary shares, including the contemplated reverse stock split described under "The Proposed Plan of Arrangement" above;

            o the issuance to all holders of ordinary shares or rights or warrants to subscribe for or purchase ordinary shares (or securities convertible into ordinary shares) at a price per share less than the then current market price per share;

            o the distribution to all holders of ordinary shares of shares of our capital stock (other than ordinary shares), evidences of indebtedness, cash, rights or warrants to subscribe for or purchase securities (other than rights or warrants referred to in the third bullet above) or other assets (including securities of persons other than our company), but excluding:

                  (a)   dividends or distributions paid exclusively in cash,

                  (b) dividends or distributions referred to in the first or third bullet point above, and

                  (c) distributions in connection with a consolidation, merger or transfer of assets (covered in the next succeeding paragraph) to all holders of ordinary shares;

            o distributions, by dividend or otherwise, to all holders of ordinary shares exclusively in cash (excluding any cash that is distributed as part of a distribution requiring a conversion price adjustment pursuant to the fourth bullet point above) in an aggregate amount that, together with the aggregate of

                  (a) any other all-cash distributions to all holders of ordinary shares within the 12 months preceding the date fixed for determining the stockholders entitled to the distribution that did not trigger a conversion price adjustment; and

                  (b) all excess payments in respect of each tender offer by our company or any of our subsidiaries for ordinary shares concluded within the 12 months preceding the date fixed for determining the shareholders entitled to the distribution not triggering a conversion price adjustment, exceeds 12 1/2% of the product of the current market price per ordinary share on the date fixed for determining the shareholders entitled to the distribution times the number of ordinary shares outstanding on that date; and

            o payment of an excess payment in respect of a tender offer consummated by our company or any of our subsidiaries for ordinary shares, if the aggregate amount of that excess payment, together with the aggregate amount of:

                  (a) all-cash distributions made to all holders of ordinary shares referred to in the fifth bullet point above made within the 12 months preceding the expiration of the tender offer or the date of payment of the negotiated transaction consideration, as the case may be, not triggering a conversion price adjustment; and

                  (b) all excess payments in respect of each other tender offer by our company or any of our subsidiaries for ordinary shares concluded within the 12 months preceding that date not triggering a conversion price adjustment, exceeds 12 1/2% of the product of the current market price per ordinary share on that date times the number of ordinary shares outstanding on that date.

      In the event of a distribution to all holders of ordinary shares of rights to subscribe for additional shares of our capital stock (other than those rights and warrants referred to in the third bullet point above), we may, instead of making any adjustment in the conversion price, make proper provision so that each holder of a new note who converts the new note after the record date for the distribution and prior to the expiration or redemption of the rights shall be entitled to receive upon the conversion, in addition to ordinary shares, an appropriate number of the rights. We will not make an adjustment of the conversion price until cumulative adjustments amount to one percent or more of the conversion price as last adjusted.

      If we reclassify or change our outstanding ordinary shares (other than changes resulting from a subdivision or a combination), or consolidate with or merge into any person (other than a merger where our company is the continuing corporation and which does not result in a reclassification or change in the ordinary shares other than a change in par value described above), or transfers all or substantially all our assets (determined on a consolidated basis), the new notes will become convertible into the kind and amount of securities, cash or other assets which the holders of the new notes would have owned immediately after any transaction if the holders had converted the new notes immediately before the transaction.

      To the extent permitted by law, we may from time to time reduce the conversion price by any amount for any period of at least 20 days, in which case we will give at least 15 days' notice of the reduction if our board of directors has made a determination that the reduction would be in the best interests of our company, which determination shall be conclusive. We may, at our option, make reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any U.S. federal income tax to U.S. holders of ordinary shares resulting from any dividend or distribution of stock (or rights to acquire stock) or any event treated as dividend or distribution for U.S. federal income tax purposes. See "Certain Tax Considerations--United States."

Mandatory Conversion

      On and after January 1, 2005, subject to the conditions in the following paragraph being met, we will have the right, exercisable at our option subject to satisfaction of the conditions described below at any time prior to the close of business on the business day immediately preceding the maturity date of the new notes, to cause the conversion of any and all outstanding new notes into ordinary shares at the conversion price of $0.87 per ordinary share, subject to adjustment as described under "--Conversion" above.

      Our right to cause the conversion of the new notes is subject to the satisfaction of the following two conditions:

            o the average quoted closing bid price on NASDAQ of our ordinary shares during a period of at least 60 consecutive calendar days must be at least $1.00, with the average daily trading volume in our ordinary shares during that period being not less than $100,000 or such smaller amount, if any, as may be set forth in the indenture; and

            o we must give notice of such conversion to holders of the new notes on or prior to the seventh business day following the expiration of such consecutive period or during that period if such consecutive period continues beyond 60 consecutive calendar days.

Ranking of New Notes and Collateral

      The new notes will be our general secured obligations. The collateral for the new notes will be a second ranking floating charge on all of our assets and a second ranking pledge of the shares of Spacenet that are owned by us. These security interests will be subordinate to the security interests granted for the benefit of our bank lenders, as described under "The Proposed Plan of Arrangement." In addition, without the consent of the holders of the new notes, we may in the future grant additional senior or pari passu security interests in our assets and shares of Spacenet, Inc. for the benefit of banks or other financial institutions to secure new extensions of credit granted to us or for the benefit of the State of Israel or any governmental authorities thereof in connection with financing or grants provided to us.

      The indenture does not limit the amount of other indebtedness or liabilities that we or our subsidiaries may incur or securities that we or our subsidiaries may issue.

      We and the trustee will enter into one or more security agreements, pledge agreements, mortgages, deeds of trust and collateral assignments (collectively, the "Security Documents") that define the terms of the security interests that secure the new notes. These security interests will secure the payment and performance when due of all of our obligations under the new notes, the indenture and the Security Documents, as provided in the Security Documents.

      The second-priority security interests on all of the collateral will be released upon payment in full of the principal of, and accrued and unpaid interest on the new notes.

Merger, Consolidation or Sale of Assets

      The indenture provides that we may not consolidate or merge with or into any person (whether or not our company is the surviving corporation), continue in a new jurisdiction, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our properties or assets unless:

            o the successor corporation assumes all our obligations under the indenture and the new notes;

            o immediately after the transaction, no default or event of default exists; and

            o our company or the corporation has delivered to the trustee an officers' certificate and an opinion of counsel, each stating that the transaction and the supplemental indenture comply with the indenture and that all conditions precedent in the indenture relating to the transaction have been satisfied.

Reports

      Whether or not required by the rules and regulations of the SEC, so long as any new notes are outstanding, we will file with the SEC and furnish to the trustee and the holders of new notes all quarterly financial statements (on a Form 6-K or 10-Q, as applicable) and all annual financial information (without exhibits) required to be contained in a filing with the SEC on Form 20-F or 10-K, as applicable, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual consolidated financial statements only, a report on the annual consolidated financial statements by our independent auditors. We are not required to file any report or other information with the SEC if the SEC does not permit the filing.

Events of Default and Remedies

      The indenture provides that each of the following constitutes an event of default:

            o default for 30 days in the payment when due of interest or principal installments (during 2010 and 2011) payable with respect to the new notes;

            o default in payment when due of principal of the new notes at maturity and our failure to purchase the new notes when required as described under the heading "--Repurchase at the Option of Holders" above;

            o our failure for 60 days after the receipt of written notice from the trustee or from the holders of at least 25% in aggregate principal amount of the outstanding new notes to comply with other covenants and agreements contained in the indenture or the new notes;

            o default under any mortgage, indenture or instrument, including the Security Documents, under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by our company or any of our material subsidiaries (or the payment of which is guaranteed by us or any of our material subsidiaries), whether the indebtedness or guarantee existed on the Closing Date or is created thereafter, which default (a) is caused by a failure to pay when due principal or interest on the indebtedness within the grace period provided in the indebtedness (which failure continues beyond any applicable grace period) or (b) results in the acceleration of the indebtedness prior to its express maturity (without such acceleration being rescinded or annulled) and, in each case, the principal amount of the indebtedness, together with the principal amount of any other indebtedness under which there has been default in payment or the maturity of which has been accelerated, aggregates $15,000,000 or more, which default in payment is not cured or acceleration is not annulled, within 30 days after the receipt of written notice to comply as provided in the indenture; and

            o certain events of bankruptcy or insolvency with respect to our company or any of our material subsidiaries.

      If any event of default (other than an event of default arising from certain events of bankruptcy or insolvency) occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding new notes may declare all the new notes to be due and payable immediately. However, if we cure all defaults (except the nonpayment of interest on,


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

premium, if any, and principal of any new notes which have become due by acceleration) and meet other conditions, the declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of the new notes then outstanding. Notwithstanding the foregoing, in the case of an event of default arising from certain events of bankruptcy or insolvency with respect to our company or any material subsidiary, all outstanding new notes will become due and payable without further action or notice. Holders of the new notes may not enforce the indenture or the new notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding new notes may direct the trustee in its exercise of any trust or power.

      By notice to the trustee, the holders of a majority in aggregate principal amount of the new notes then outstanding may, on behalf of the holders of all of the new notes, waive any existing default or event of default and its consequences under the indenture except:

            o a default in payment of the principal of, or premium, if any, or interest on, any new note when due;

            o     our failure to convert any new notes into ordinary shares; or

            o in respect of any covenant or provision of the indenture or the new notes which cannot be modified or amended without the consent of the holder of each new note affected.

      We are required to deliver to the trustee annually a statement regarding compliance with the indenture, and we are required, upon becoming aware of any default or event of default, to deliver to the trustee a statement describing the default or event of default.

Book Entry, Delivery and Form; Global Note

      The new notes will be represented by a single, permanent global note in definitive, fully-registered form without interest coupons. The global note will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC.

      Except as set forth below, the global note may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

      DTC has advised us that DTC is a:

            o limited purpose trust company organized under the laws of the State of New York;

            o     member of the Federal Reserve System;

            o "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

            o     "clearing agency" registered pursuant to the provisions of
                  Section 17A of the Exchange Act.

      DTC was created to hold securities of institutions that have accounts with DTC and to facilitate the clearance and settlement of securities transactions among its participants in securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include:

            o     securities brokers and dealers;

            o     banks;

            o     trust companies;

            o     clearing corporations; and

            o     certain other organizations.

      Access to DTC's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

      Upon the issuance of the global note, DTC will credit, on its book-entry registration and transfer system, the respective principal amount of the individual beneficial interests represented by the global note to the accounts of participants. The accounts credited will be designated by the initial holders of the beneficial interests. Ownership of beneficial interests in the


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

global note is limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note is shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants' interests) and the participants (with respect to the owners of beneficial interests in the global note other than participants).

      So long as DTC or its nominee is the registered holder and owner of the global note, DTC or its nominee, as the case may be, will be considered the sole legal owner of the new notes represented by the global note for all purposes under the indenture and the new notes. Except as set forth below, owners of beneficial interests in the global note will not be entitled to receive definitive new notes and will not be considered to be the owners or holders of any new notes under the global note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any action that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take the action, and that participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them. No beneficial owner of an interest in the global note will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the indenture.

      We will make payments of the principal of, and interest on, the new notes represented by the global note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

      We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants and indirect participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for accounts of customers registered in the names of nominees for these customers. The payments, however, will be the responsibility of the participants and indirect participants, and neither we, the trustee nor any paying agent will have any responsibility or liability for:

            o any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note;

            o maintaining, supervising or reviewing any records relating to the beneficial ownership interests;

            o any other aspect of the relationship between DTC and its participants; or

            o the relationship between the participants and indirect participants and the owners of beneficial interests in the global note.

      Unless and until it is exchanged in whole or in part for definitive new notes, the global note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

      Participants in DTC will effect transfers with other participants in the ordinary way in accordance with DTC rules and will settle transfers in same-day funds. If a holder requires physical delivery of a definitive note for any reason, including to sell new notes to persons in jurisdictions which require physical delivery or to pledge new notes, the holder must transfer its interest in the global note in accordance with the normal procedures of DTC and the procedures set forth in the indenture.

      We expect that DTC will take any action permitted to be taken by a holder of new notes (including the presentation of new notes for exchange as described below) only at the direction of one or more participants to whose accounts at the DTC interests in the global note are credited and only in respect of the portion of the aggregate principal amount of the new notes as to which the participant or participants has or have given direction.

      If DTC is at any time unwilling or unable to continue as a depositary for the global note or ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days, we will issue definitive new notes in exchange for the global note. The definitive new notes will be subject to certain restrictions on registration of transfers and will bear appropriate legends concerning these restrictions.


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

Transfer and Exchange

      We have initially appointed the trustee as registrar in New York, New York. We reserve the right to vary or terminate the appointment of the registrar or to appoint additional or other registrars or to approve any change in the office through which the registrar acts.

      A holder may transfer or exchange new notes in accordance with the indenture. The registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents and pay any taxes and fees required by law or permitted by the indenture. We are not required to exchange or register the transfer of any note surrendered for conversion.

      All new notes that our company or any of our subsidiaries or affiliates redeems, purchases or otherwise acquires prior to the final maturity date of the new notes shall be delivered to the trustee for cancellation. We will not hold or resell any of these new notes or issue any new notes to replace any of these new notes or any other new notes that any holder has converted pursuant to the indenture.

      We will treat the registered holder of a new note as the owner of the new note for all purposes.

Amendment, Supplement and Waiver

      Except as provided in the next succeeding paragraph, the indenture, the new notes or the Security Documents may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the then outstanding new notes (including consents obtained in connection with a tender offer or exchange offer for new notes), and any existing default or compliance with any provision of the indenture, the new notes or the Security Documents may be waived with the consent of the holders of a majority in principal amount of the then outstanding new notes (including consents obtained in connection with a tender offer or exchange offer for new notes).

      Without the consent of each holder affected, an amendment, supplement or waiver may not (with respect to any new notes held by a non-consenting holder of new notes):

            o reduce the amount of new notes whose holders must consent to an amendment, supplement or waiver;

            o     extend the fixed maturity of the new notes;

            o reduce the rate or extend the time of payment of interest on the new notes;

            o reduce the principal amount of the new notes, or premium on the new notes, if any;

            o     reduce any amount payable upon repurchase of the new notes;

            o impair or change in any respect adverse to the holders of the new notes our obligation to repurchase the new notes upon the happening of a change of control;

            o impair or adversely affect the right of a holder to institute suit for the payment of the new notes;

            o make any new note payable in money other than that stated in the new notes;

            o impair the right to convert the new notes into ordinary shares;

            o modify the conversion provisions of the indenture in a manner adverse to the holders of the new notes; or

            o make any change in the amendment and waiver provisions described above.

      Notwithstanding the foregoing, without the consent of any holder of new notes, we and the trustee may amend or supplement the indenture, the new notes or the Security Documents:

            o     to cure any ambiguity, defect or inconsistency;

            o to provide for uncertificated new notes in addition to or in place of definitive new notes;

            o to provide for the succession of another person to us and the assumption by the successor to our covenants and obligations under the indenture;

            o to evidence and provide for the acceptance of the appointment under the indenture of a successor trustee;


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

            o to make any change that would provide any additional rights or benefits to the holders of the new notes or that does not adversely affect the legal rights under the indenture of any such holder;

            o to make provisions with respect to the conversion rights of holders of new notes in the event of a consolidation, merger, continuation or sale of assets as required by the indenture; or

            o to comply with requirements of the SEC in order to qualify, or maintain the qualifications of, the indenture under the Trust Indenture Act.

Notices

      We will give or cause to be given notices to holders of the new notes by mail to the addresses of the holders as they appear in the note register. The notices will be deemed to have been given on the date of the mailing or on the date of the first publication of such notice, as the case may be.

Governing Law

      The indenture and the new notes will be governed by and construed in accordance with the laws of the State of New York, United States of America.

Concerning the Trustee

      The Bank of New York will be the trustee under the indenture for the new notes. We have also appointed the trustee as the initial registrar paying agent and conversion agent under the indenture. The Bank of New York is also the trustee for our existing notes.

      The indenture contains limitations on the rights of the trustee, should it become a creditor of our company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions with us; however, if the trustee acquires any conflicting interest it must eliminate the conflict within 90 days, apply to the SEC for permission to continue or resign.

      The holders of a majority in principal amount of outstanding new notes have the right to direct the time, method and place of conducting or refrain from conducting any proceeding for exercising any remedy available to the trustee, subject to exceptions. The indenture provides that, if an event of default occurs (which is not cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of the person's own affairs. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of new notes, unless the holder shall have offered to the trustee security and indemnity satisfactory to the trustee against any loss, liability or expense.

Certain Definitions

      Set forth below are some of the defined terms used in the indenture:

      o     "business day" means any day that is not a legal holiday.

      o "default" means any event that is or, with the passage of time or the giving of notice or both, would be an event of default.

      o "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in other statements by other entities as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time.

      o "guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any indebtedness; and such term, when used as a verb, shall have a correlative meaning.


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

      o "indebtedness" means, with respect to any person, all obligations, whether or not contingent, of the person:

            o (a) for borrowed money (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on the assets of such person which is (1) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or
                  (2) existing on property at the time of acquisition thereof),
                  (b) evidenced by a note, debenture, bond or other written instrument, (c) under a lease required to be capitalized on the balance sheet of the lessee under GAAP or under any lease or related document (including a purchase agreement) which provides that the person is contractually obligated to purchase or to cause a third party to purchase such leased property, (d) in respect of letters of credit, bank guarantees or bankers' acceptances (including reimbursement obligations with respect to any letters of credit, bank guarantees or bankers' acceptances), (e) with respect to indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property or assets of the person are subject, whether or not the obligation secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim shall have been assumed or guaranteed by or shall otherwise be the person's legal liability, (f) in respect of the balance of the deferred and unpaid purchase price of any property or assets, and (g) under interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements;

            o with respect to any obligation of others of the type described in the preceding bullet or under the third bullet below assumed by or guaranteed in any manner by the person or in effect guaranteed by the person through an agreement to purchase (including, without limitation, "take or pay" and similar arrangements), contingent or otherwise (and the obligations of the person under the assumptions, guarantees or other such arrangements); or

            o with respect to any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing.

      o "legal holiday" means a Saturday, a Sunday or a day on which banking institutions in the State of New York, the State of Israel or the state in which the Trustee is located are not required to be open. If a payment date is a legal holiday at a place of payment, we may make payment at that place on the next succeeding day that is not a legal holiday, and no interest shall accrue for the intervening period. If any other operative date for purposes of the indenture occurs on a legal holiday then for all purposes the next succeeding day that is not a legal holiday shall be the operative date.

      o "material subsidiary" means any of our subsidiaries which at the date of determination is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and the Exchange Act.


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

                          DESCRIPTION OF SHARE CAPITAL

      The rights and obligations of the holders of our ordinary shares are provided in our articles of association and in Israeli law, and are summarized below.

      Share Capital

      Our authorized share capital is NIS 3,000,000 divided into 300,000,000 ordinary shares, par value NIS 0.01 per share, out of which 23,855,922 shares were issued and outstanding as of December 1, 2002. The ordinary shares rank pari passu in all respects. As of September 30, 2002, options to purchase 8,676,213 of our ordinary shares were outstanding.

      Foreign Ownership

      Neither our articles of association nor Israeli law restrict in any way the ownership of our ordinary shares by nonresidents of Israel, or restrict the voting or other rights of nonresidents of Israel. Notwithstanding, nationals of certain countries that are, or have been, in a state of war with Israel may not be recognized as owners of ordinary shares, without a special government permit.

      Transfer of Ordinary Shares

      Fully paid ordinary shares of the company are issued in registered form and may be freely transferred pursuant to our articles of association unless such transfer is restricted or prohibited by another instrument.

      Notice and Convening of General Meeting

      Each of our shareholders of record is entitled to receive at least 21 calendar days' prior notice of any shareholders' general meeting. Under our articles of association, our board of directors may fix in advance a record date which shall not be more than 40 nor less than four days before the date of such meeting.

      Under Israeli law, an annual meeting of the shareholders should be held once in every calendar year and not more than 15 months from the last annual meeting. Israeli law provides that a special meeting of shareholders must be called by the board of directors upon the written request of (i) two directors,
(ii) one-fourth of the serving directors, (iii) one or more shareholders who hold(s) at least 5% of the issued share capital and at least 1% of the voting power of the company, or (iv) one or more shareholders who have at least 5% of the voting power of the company. Within 21 days of receipt of such demand, the board of directors is required to convene the special meeting for a time not later than 35 days after notice has been given to the shareholders. Our articles of association provide that our board of directors may call a special meeting of the shareholders at any time and shall be obligated to call a special meeting as specified above.

      Under our articles of association, a quorum for purposes of conducting a general meeting of shareholders consists of two or more shareholders, present in person or by proxy and representing at least 33 1/3% of the voting power of the company. The required quorum in a meeting that was adjourned because a quorum was not present, shall be two shareholders present in person or by proxy. If a meeting was requested by shareholder(s), as provided in the preceding paragraph, the quorum in the adjourned meeting shall be one or more shareholders, present in person or by proxy and holding the number of shares required to request a meeting. Every shareholder has one vote for each share held by him of record or in his name. Under our articles of association, any resolution of the shareholders, except a resolution for a voluntary liquidation of the company and, in certain circumstances, a resolution to amend our articles of association, shall be deemed adopted if approved by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy.

      Election of Directors

      Under our current articles of association, directors shall be elected at the annual general meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy. Our ordinary shares do not have cumulative voting rights in the election of directors. Our board of directors shall consist of such number of directors that is not less than two nor more than fourteen, as may be resolved from time to time by the general meeting. Our current number of directors is four. These provisions are proposed to be amended at the upcoming general meeting. See "The Proposal Plan of Arrangement- General Meeting of Shareholders."


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

      Vote Required for Extraordinary Corporate Transactions

      Israeli law requires that certain transactions, actions and arrangements be approved, as well as by our board of directors, by an audit committee of our board of directors, whose members include all of our outside directors, as defined in Israeli law, and none of whom are employees of ours.

      In certain circumstances, in addition to audit committee and board approval, approval by the shareholders at a general meeting is also required. Such circumstances in which shareholder approval is required include transactions between us and office holders. An "office holder" is defined under Israeli law as a director, managing director, chief business manager, executive vice president, vice president or other manager directly subordinate to the managing director and any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

      Specifically, audit committee, board and shareholder approval is required with respect to:

      o a director's terms of service and employment, including, among other things, grant of exemptions, insurance and indemnification, and

      o extraordinary transactions (an "extraordinary transaction" is a transaction which is not in our ordinary course of business, or is not on market terms or that may materially affect our profitability, assets or liabilities) with controlling shareholders or another person or entity in which a controlling shareholder has a personal interest, and with a controlling shareholder who is also an office holder or an employee of the company, with regard to his terms and conditions of office and/or employment.

      Board and shareholder approval is also required for a merger, which is defined under Israeli law as a transfer of all assets and liabilities (including conditional, future, known and unknown liabilities) of a target company to another company, the consequence of which is the dissolution of the target company in accordance with the provisions of Israeli law.

      Generally, the transactions described above must be approved by an affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy. The requisite shareholder approval under Israeli law for extraordinary transactions with controlling shareholders is described below under "--Interested Parties Transactions."

      Interested Party Transactions

      The disclosure provisions of Israeli law require that an office holder or a controlling shareholder promptly disclose any direct or indirect personal interest (excluding personal interest caused by the holding of company shares) that he or his affiliates may have, and all related material known to him, in connection with any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, (1) the office holder also must disclose any personal interest held by certain of the office holder's relatives and (2) the transaction must be approved by our audit committee, prior to the approval of the board of directors. In certain circumstances, the approval of the shareholders of the company at a general meeting is also required. The vote of a majority of the disinterested directors of the audit committee and our board of directors participating in a duly convened meeting is required for approval of such matters. Office holders who have a personal interest in a matter which is considered at a meeting of our board of directors or the audit committee may not be present at such meeting, may not participate in the discussions and may not vote on any such matter.

      Israeli law further provides that a shareholder who participates in a vote with respect to an extraordinary transaction between the company and a controlling shareholder (including with respect to the terms and conditions of service and employment of such controlling shareholder), or a transaction in which a controlling shareholder has a personal interest, including a private offering which is an extraordinary transaction, must inform the company prior to such vote, or on the proxy, whether or not he has a personal interest in the approval of such transaction. A shareholder who does not inform the company with respect to any such interest shall not vote and his vote shall not be counted.

      Under Israeli law, approval by the shareholders of a public company at a general meeting of any of the following requires a special majority:

      o an extraordinary transaction between the company and a controlling shareholder;


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

      o an extraordinary transaction between the company and another person in whom a controlling shareholder has a personal interest (including a private offering which constitutes an extraordinary transaction); or

      o a contract between a company and its controlling shareholder with respect to the controlling shareholder's service and employment conditions, if he is also an officer of the company, or with respect to his employment conditions, if he is an employee of the company and not its officer.

      Such special majority approval must comply with one of the following: (1) it must include at least one-third of all the votes of shareholders voting in the meeting who do not have a personal interest in the transaction, or (2) the total number of opposing shares from among the shareholders referred to under clause (1) above does not exceed 1% of all the voting power of the company.

      Distribution of Dividend and Liquidation Rights

      Our ordinary shares are entitled to the full amount of any cash or share dividend declared. In the event of liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to the nominal value of their respective holdings. Such right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future by the shareholders.

      Generally, pursuant to Israeli law, the decision to distribute dividends and the amount to be distributed, whether interim or final, is made by the board of directors. Accordingly, under our articles of association, our board of directors has the authority to determine the amount and time for payment of interim dividends and final dividends.

      Under Israeli law, dividends may be paid only out of accumulated earnings or out of net earnings for the two years preceding the distribution of the dividends, calculated in the manner prescribed in Israeli law. In any distribution of dividends, our board of directors is required to determine that there is no reasonable concern that the distribution of dividends will prevent us from meeting our existing and foreseeable obligations as they become due. Our articles of association provide that no dividends shall be paid otherwise than out of our profits and that any such dividend shall carry no interest. In addition, upon the recommendation of our board of directors, approved by the shareholders, we may cause dividends to be paid in kind.

      Shareholder Suits

      Under Israeli law, a shareholder may bring a derivative action on behalf of the company. Before filing a derivative action, a shareholder must first send us a written demand to bring suit. Only when such demand is refused or we fail to respond to the demand, or responds to it insufficiently, and a court has approved the filing of the shareholder's derivative action, may a shareholder file a derivative claim. A court shall approve filing of a derivative suit if it is satisfied that the action is for the benefit of the company and the applicant is acting in good faith. Under Israeli law, a shareholder may bring a class action against us, if approved by the court. A shareholder must inform the Israeli attorney general and the Israeli securities authority of such action and may request that the Israeli securities authority bear the costs of the action, if a public interest exists in the action.

      Amendments to Articles of Association

      Under Israeli law, a company may amend its articles of association by the affirmative vote of a majority of the shares voting and present at the general meeting of shareholders or by a different voting if so provided by its articles of association. Our articles of association may be amended by a resolution approved by holders of a majority of the shares represented at a general meeting and voting on such resolution, if such amendment is recommended by the board of directors; in any other case, by a resolution approved by holders of at least 75% of the shares represented at a general meeting and voting on such resolution.

      Israeli law further provides that any amendment to the articles of association of a company that obligates a shareholder to acquire additional shares or to increase the extent of his liability shall not obligate the shareholder without his prior consent.

      Rights of Inspection

      Under Israeli law, a shareholder has the right to inspect the protocols of the general meeting, the shareholders' register and the register of material shareholders (holders of 5% or more of our outstanding share capital or of voting rights in it), our articles of association and financial reports, and any other document that the company must file with the Israeli Registrar of Companies or with the Israeli Securities authority, provided they are available for public inspection, as well as documents otherwise publicly available. In addition, a shareholder may demand the right to inspect any document that relates to a corporate act or transaction that requires special approval of the shareholders (e.g., transactions with office holders). The company may refuse the demand of a shareholder if it believes that the demand was not made in good faith or that the requested documents include a trade secret or a patent, or that the disclosure of the documents is otherwise likely to have an adverse effect on our situation.

                   RESALE OF ORDINARY SHARES AND NEW NOTES

      We have received a letter from the SEC dated December 19, 2002, confirming that the Staff of the SEC will not recommend any enforcement action to the SEC in connection with the issuance of ordinary shares and new notes in the framework of the arrangement, subject to the facts as presented to the SEC in our "no-action" request. The issuance of ordinary shares and new notes without registration is being made in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof.

      We have also received confirmation from the SEC that:

      (1) persons who are not affiliates of Gilat before completion of the arrangement, and who are not affiliates of Gilat after completion of the arrangement, may resell their new notes and ordinary shares they receive under the arrangement without regard to Securities Act Rule 144 or 145(c) or (d);

      (2) persons who are affiliates of Gilat before completion of the arrangement, but who are not affiliates of Gilat after completion of the arrangement, may resell their new notes and ordinary shares they receive under the arrangement in accordance with Securities Act Rule 145(d)(1), (d)(2) or (d)(3). However, when computing the holding period of the Section 3(a)(10) securities for purposes of Rule 145(d)(2) or (d)(3), such persons may not "tack" the holding period of the securities exchanged for the Section 3(a)(10) securities in the Section 3(a)(10) exempt transaction; and

      (3) persons who are affiliates of Gilat before completion of the arrangement and are affiliates of Gilat after completion of the arrangement may resell new notes and ordinary shares they receive under the arrangement in the manner permitted by Rule 145(d)(1).

      Subsequent resale transactions in the ordinary shares issued on the conversion of the new notes will be exempt from the registration and prospectus delivery requirements of Section 5 of the Securities Act as long as (1) they are not transactions involving our company, an underwriter or a dealer and (2) the seller is not an affiliate of our company. Please consult your legal advisers if you require further information regarding these restrictions and their application to your particular circumstances.

                         PRICE RANGE OF ORDINARY SHARES

      Our ordinary shares are quoted on the NASDAQ National Market under the symbol "GILTF." As of December 31, 2002, there were outstanding approximately 23,855,922 of our ordinary shares were outstanding. The following table sets forth, for the periods indicated, the high and low sales prices per share of our ordinary shares as reported on the NASDAQ National Market.

                                                 High                 Low
                                                 ----                 ---

Year Ending December 31, 2000:
            First quarter........              $172.00              $103.50
            Second quarter.......              $124.13               $68.56
            Third quarter........               $89.94               $68.69
            Fourth quarter.......               $75.31               $25.50

Year Ending December 31, 2001:
            First quarter........               $41.63               $11.50
            Second quarter.......               $15.50                $9.59
            Third quarter........               $13.64                $5.25
            Fourth quarter.......                $5.48                $2.12

Year Ending December 31, 2002:
            First quarter........                $6.26                $3.30
            Second quarter.......                $3.49                $1.00
            Third quarter........                $1.15                $0.46
            Fourth quarter ......                $0.69                $0.33

      On December 31, 2002, the last reported sales price of our ordinary shares was $0.39 per share.

                           CERTAIN TAX CONSIDERATIONS

United States

      The following discussion is a summary of the material U.S. federal income tax consequences of the exchange of existing notes for new notes and our ordinary shares pursuant to the arrangement (the "Exchange") that are applicable to U.S. Holders (as defined below) of existing notes that have held such existing notes, and that will hold the new notes and the ordinary shares received in Exchange, as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations, administrative pronouncements of the Internal Revenue Service ("IRS") and judicial decisions, all as currently in effect, and all of which are subject to change (possibly on a retroactive basis), and to different interpretations. This summary is intended for general information only, and does not describe all of the U.S. federal income tax considerations that may be relevant to the particular circumstances of U.S. Holders, or to U.S. Holders that may be subject to special rules under U.S. federal income tax law (including, for example, banks and other financial institutions, insurance companies, tax-exempt organizations, partnerships and other pass-through entities, dealers in securities or currencies, regulated investment companies, real estate investment trusts, persons holding existing notes as a part of a "straddle," a "hedge" or a "conversion transaction" and U.S. Holders having a functional currency other than the U.S. dollar). Furthermore, this summary does not apply to any holders that are not U.S. Holders, and does not address the potential implications to U.S. Holders of any state, local or non-U.S. tax laws, or of any U.S. federal tax laws other than those pertaining to income taxation.

      Except where expressly noted, this discussion assumes that the existing notes and the new notes constitute indebtedness for U.S. federal income tax purposes. However, the determination of whether the existing notes and the new notes should be characterized as indebtedness or equity under U.S. federal income tax law depends on an analysis of the facts and circumstances relating to the existing notes, the new notes and us. If the existing notes and/or the new notes were determined to represent equity interests in us for U.S. federal income tax purposes, then U.S. Holders could have U.S. federal income tax consequences that are different than those described below with respect to the arrangement.

      We have not obtained, and will not request, a ruling from the IRS in connection with the arrangement. Accordingly, no assurance can be given that the IRS will agree with the tax positions to be taken by us, or that a court will not sustain any challenge by the IRS in the event of litigation.

      U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF THE ARRANGEMENT, AS WELL AS OF THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES AND THE SHARES BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

      As used herein, a "U.S. Holder" is a beneficial owner of an existing note that, for U.S. federal income tax purposes, is (1) a citizen or resident alien individual of the United States, (2) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person. If a partnership holds existing notes, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of a partnership holding existing notes should consult their own tax advisors.

U.S. Federal Income Tax Consequences of the Exchange to U.S. Holders

      Treatment of the Exchange as a Recapitalization

      For U.S. Holders that exchange existing notes for new notes and ordinary shares pursuant to the arrangement, the resulting U.S. federal income tax consequences will depend on whether or not the Exchange qualifies as a "recapitalization" under the Code. In general, the Code requirements for recapitalization treatment will be met so long as both the existing notes and the new notes are considered securities for U.S. federal income tax purposes. In this regard, the term "securities" is not clearly defined under current U.S. federal income tax law; instead, the status of a debt instrument as a security typically is determined based upon an overall evaluation of the nature of the debt instrument, the term to maturity of the debt instrument, the extent of the investor's proprietary interest in the issuer of the debt instrument and certain other factors. While the matter is not free from doubt, we believe that both the existing notes and the new notes would be considered securities for U.S. federal income tax purposes and, thus, that the Exchange would qualify as a recapitalization under the Code.

      Based upon such recapitalization treatment, subject to the discussion below regarding accrued but unpaid interest on the existing notes, a U.S. Holder generally would not recognize taxable gain or loss in respect of the exchange of existing notes for new notes and ordinary shares pursuant to the arrangement. The holding period for the new notes and ordinary shares received in the recapitalization would include the period of time during which the exchanging U.S. Holder held the existing notes. Moreover, the initial tax basis of the new notes and the initial tax basis of the ordinary shares would be determined by allocating the adjusted tax basis of the existing notes immediately prior to the exchange to the new notes and shares in proportion to their respective fair market values at the time of the Exchange.

      Accrued But Unpaid Interest on the Existing Notes

      Notwithstanding the foregoing discussion of recapitalization treatment, any portion of the new notes and/or the ordinary shares received by a U.S. Holder in the Exchange that is attributable to accrued but unpaid interest on the existing notes will be treated as interest for U.S. federal income tax purposes, and will be taxable to the U.S. Holder as ordinary interest income to the extent that such accrued but unpaid interest has not previously been included in gross income by the U.S. Holder. The holding period for such portion of new notes and/or ordinary shares attributable to accrued but unpaid interest would begin on the date of the Exchange and the initial tax basis in such portion of new notes and/or ordinary shares would equal their respective fair market values at the time of the Exchange.

      Failure of the Exchange to Qualify as a Recapitalization

      In the event that the Exchange failed to qualify as a recapitalization under the Code, an exchanging U.S. Holder generally would recognize taxable gain or loss in an amount equal to the difference between (1) the sum of the initial issue price of the new notes, determined in the manner described below, and the fair market value of the ordinary shares at the time of the Exchange received by the U.S. Holder in exchange for existing notes (other than amounts attributable to accrued but unpaid interest, which would be taxable as such to the extent not previously included in gross income by the U.S. Holder), and (2) the U.S. Holder's adjusted tax basis in the existing notes surrendered in the Exchange. The new notes received by the exchanging U.S. Holder would have an initial tax basis equal to their initial issue price, determined in the manner described below, and the U.S. Holder's holding period for such new notes would begin on the date of the exchange. The exchanging U.S. Holder should have an initial tax basis in the ordinary shares equal to their fair market value at the time of the exchange, and the holding period for such ordinary shares should begin on the date of the exchange.

      Gain or loss recognized by a U.S. Holder in respect of the Exchange generally would be treated as capital gain or loss (except that gain would be taxable as ordinary income to the extent attributable to accrued market discount, if any, on the existing notes that has not previously been included in gross income by the U.S. Holder), and would be treated as long-term capital gain or loss if the existing notes had been held for more than one year at the time of the Exchange. Certain U.S. Holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The ability of a U.S. Holder to deduct a capital loss could be subject to limitations under the Code.

      Issue Price of the New Notes

      If the new notes are "traded on an established market" (generally meaning that the new notes are listed on a major securities exchange, appear on a quotation medium of general circulation or otherwise are readily quotable by dealers, brokers or traders) during the 60-day period ending 30 days after the date of the Exchange ("publicly traded"), then the initial issue price of the new notes should equal the fair market value of the new notes at the time of the Exchange. If the new notes are not publicly traded, but the existing notes are publicly traded, then the initial issue price of the new notes generally should equal the fair market value of the existing notes at the time of the Exchange. We believe that the existing notes should be considered publicly traded, but cannot predict whether the new notes will become publicly traded following their issuance.

U.S. Federal Income Tax Consequences of Ownership and Disposition of New Notes

      Original Issue Discount

      The new notes will be treated as issued with "original issue discount" ("OID") for U.S. federal income tax purposes in an amount equal to the difference between the "stated redemption price at maturity" of the new notes and their initial issue price. The stated redemption price at maturity of a debt instrument is equal to the sum of all cash payments to be made on the debt instrument (whether denominated as principal or interest), other than "qualified stated interest" that is unconditionally payable, in cash or in property (other than debt instruments of the issuer), at least annually at a single fixed rate that appropriately takes into account the length of intervals between payments. For this purpose, stated interest on the new notes will not constitute qualified stated interest and as a result, such interest will be included in the stated redemption price at maturity of the new notes.

      A U.S. Holder, without regard to its regular method of accounting for U.S. federal income tax purposes, will be required to accrue OID in respect of the new notes into gross income over the term of the new notes using a constant-yield method. As a result, a U.S. Holder would be taxable on amounts representing accrued OID in advance of the receipt of cash payments attributable to such OID. In general, the amount of OID included in income is the sum of the daily portions of OID in respect of the new notes for each day during the taxable year (or portion of the taxable year) on which a U.S. Holder held the new notes. The "daily portion" of OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that accrual period. An "accrual period" may be of any length and the accrual periods may vary in length over the term of the new notes, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of OID allocable to each accrual period generally is equal to the product of a new note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period). The "adjusted issue price" of a new note at the beginning of any accrual period is the sum of the issue price of the new note plus the amount of OID allocable to all prior accrual periods minus the amount of any prior payments on the new note. Under these rules, U.S. Holders generally will have to include in income increasingly greater amounts of OID in successive accrual periods.

      Market Discount and Acquisition Premium

      To the extent that, immediately after the receipt of new notes pursuant to the Exchange, a U.S. Holder has an adjusted tax basis in the new notes that is less than their initial issue price, the new notes would be treated for U.S. federal income tax purposes as issued with market discount, subject to a de minimis exception. Assuming that the Exchange qualifies as a recapitalization under the Code, any accrued market discount on existing notes surrendered in exchange for new notes, to the extent not recognized at the time of the recapitalization, as discussed above, or previously included in the U.S. Holder's gross income, would be treated as accrued market discount on notes if the new notes have market discount, or as ordinary income upon the subsequent disposition of the new notes if the new notes do not have market discount. In the case of new notes having market discount, a U.S. Holder will be required to treat any partial principal payment received on, and any gain recognized upon the sale or other disposition of, such new notes as ordinary income to the extent of the market discount that accrued during a U.S. Holder's holding period for the new notes, unless the U.S. Holder elects to annually include market discount in gross income over time as the market discount accrues (on a ratable basis or, at the election of the U.S. Holder, constant yield basis). In addition, a U.S. Holder that holds new notes with market discount, and that does not elect to accrue market discount into gross income over time, may be required to defer the deduction of interest expense incurred or continued to purchase or carry the new notes.

      A U.S. Holder will be treated as having "acquisition premium" on the new notes if the adjusted tax basis of the U.S. Holder's new notes, immediately after their receipt in exchange for existing notes, is greater than the initial issue price of the new notes, but less than or equal to the stated redemption price at maturity of the new notes. In such case, the amount of OID includible in the U.S. Holder's gross income in any taxable year would be reduced by an allocable portion of the acquisition premium. The amount of acquisition premium allocable to any taxable year generally would be determined by multiplying the annual OID accrual by a fraction, the numerator of which is the acquisition premium, and the denominator of which is the total OID on the new notes.


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

      Israeli Withholding Taxes

      A U.S. Holder may be entitled to claim a foreign tax credit for any Israeli income taxes withheld from payments of interest (including OID) on the new notes, subject to applicable limitations and conditions under the Code, or alternatively may be allowed to deduct such taxes in computing taxable income. For purposes of calculating the limitations applicable to foreign tax credits, interest income (including OID) in respect of the new notes generally would constitute "passive income" (or, for certain types of U.S. Holders, "financial services income") or, if such income is subject to withholding of non-U.S. income taxes at a rate of at least 5%, "high withholding tax interest," in either case, derived from sources outside the United States. The rules governing the foreign tax credit are complex, and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

      Sale, Retirement or Other Taxable Disposition of New Notes

      Upon the sale, retirement or other taxable disposition of a new note, a U.S. Holder generally would recognize gain or loss equal to the difference between the amount realized upon the sale, retirement or other taxable disposition and the U.S. Holder's adjusted tax basis in the new note. Such gain or loss generally would be capital gain or loss (except that gain would be taxable as ordinary income to the extent attributable to accrued market discount that has not previously been included in gross income by the U.S. Holder), and would be long-term capital gain or loss if the holding period for the new note exceeded one year at the time of the sale, retirement or other taxable disposition. In general, a U.S. Holder's adjusted tax basis in a new note would equal the initial tax basis of the new note, determined in the manner described above, at the time of its receipt in the Exchange, increased by the amount of OID and any market discount previously included in gross income by the U.S. Holder, and decreased by all payments received in respect of the new note. Certain U.S. Holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The ability of a U.S. Holder to deduct a capital loss could be subject to limitations under the Code.

      Conversion of New Notes

      A U.S. Holder generally will not recognize any income, gain or loss on the conversion of new notes into ordinary shares. A U.S. Holder's initial tax basis in the ordinary shares would equal the adjusted tax basis in the new notes at the time of conversion and the holding period for the ordinary shares would include the period of time during which the U.S. Holder held the new notes.

      Adjustments to Conversion Price

      The conversion price of the new notes may change, or may be deemed to have changed, under certain circumstances. In such a case, U.S. Holders may be treated as having received a constructive distribution of common stock whether or not such U.S. Holder's new notes are ever converted, which may be treated as a taxable dividend under Section 305 of the Code. Such a distribution generally could be deemed to occur if, and to the extent that, the adjustment in the conversion price increases the U.S. Holder's proportionate interest in our assets or earnings and profits. The constructive distribution may be taxable as ordinary income to the extent of our current and/or accumulated earnings and profits. Moreover, U.S. Holders of ordinary shares generally would be treated as having received a constructive distribution if there is not a full adjustment to the conversion price of the new notes to reflect a stock dividend or other event that would (absent such adjustment) increase the proportionate interest of the common shareholders in our assets or earnings and profits.

      Equity Characterization of the New Notes

      The new notes will take the form of debt instruments issued by us, but are mandatorily convertible into ordinary shares at our option if certain conditions are satisfied. No statutory, administrative or judicial authority directly addresses the characterization of the new notes, or financial instruments similar to the new notes under current U.S. federal income tax law. As a result, the U.S. federal income tax consequences to a U.S. Holder of the receipt, ownership and disposition of new notes are not entirely clear. In the absence of any authority directly on point, we intend to treat the new notes for U.S. federal income tax purposes as indebtedness and this discussion has assumed such characterization. However, U.S. Holders should be aware that equity characterization of the new notes is possible for U.S. federal income tax purposes, which might affect the timing, amount or character of income recognized by U.S. Holders in respect of the new notes. Among other things, (1) interest payments in respect of the new notes generally would be taxable as ordinary dividend income to the extent of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), and (2) to the extent that the stated redemption price at maturity of the new notes exceeds their "issue price" by more than a de minimis amount, such excess may constitute "redemption premium" that gives rise to constructive distributions under section 305 of the Code. For a general discussion of the U.S. federal income tax consequences of the ownership of equity interests in us, see "U.S. Federal Income Tax Consequences of the Ownership and Disposition of the Ordinary Shares."

      U.S. Federal Income Tax Consequences of the Ownership and Disposition of the Ordinary Shares

      Dividends

      A U.S. Holder generally would be required to include in gross income as ordinary dividend income the gross amount of any distributions in respect of the ordinary shares (including the amount of any Israeli income taxes withheld) to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of such distributions exceeds our current and accumulated earnings and profits, then the excess first would reduce the U.S. Holder's adjusted tax basis in the ordinary shares, and thereafter would be treated as capital gain. Additionally, as discussed under "U.S. Federal Income Tax Consequences of Ownership and Disposition of New Notes--Adjustments to Conversion Price," U.S. Holders of ordinary shares could be treated as receiving a constructive distribution in certain circumstances where the conversion price of the new notes is not fully adjusted to reflect a stock dividend or other event that would (absent such adjustment) increase the proportionate interest of the U.S. Holder of ordinary shares in our assets or earnings and profits. With respect to taxable dividends in respect of the ordinary shares, a U.S. Holder that is a corporation would not be entitled to claim the dividends-received deduction ordinarily available to it for dividends received from other U.S. corporations.

      Dividends paid in currency other than the U.S. dollar will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received by the U.S. Holder. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in gross income of the U.S. Holder to the date such dividend is converted into U.S. dollars will be treated as ordinary income or loss.

      A U.S. Holder may be entitled to claim a foreign tax credit for any Israeli income taxes withheld from dividends on the ordinary shares, subject to applicable limitations and conditions under the Code, or alternatively may be allowed to deduct such taxes in computing taxable income. For purposes of calculating the limitations applicable to foreign tax credits, dividend income in respect of the ordinary shares generally would constitute "passive income" (or, for certain types of U.S. Holders, "financial services income") derived from sources outside the United States. The rules governing the foreign tax credit are complex, and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

      Sale, or Other Taxable Disposition of the Ordinary Shares

      Upon the sale or other taxable disposition of an ordinary share, a U.S. Holder would recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized upon the sale or other taxable disposition and the U.S. Holder's adjusted tax basis in the ordinary share. Such gain or loss generally would be a capital gain or loss, and would be long-term capital gain or loss if the holding period for the ordinary share exceeded one year at the time of the sale or other taxable disposition. However, assuming that the Exchange qualifies as a recapitalization under the Code, any accrued market discount on existing notes surrendered in exchange for ordinary shares, to the extent not recognized at the time of the recapitalization, as discussed above, or previously included in the U.S. Holder's gross income, would be treated as ordinary income upon a subsequent disposition of the ordinary shares. Certain U.S. Holders (including individuals) are eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The ability of a U.S. Holder to deduct a capital loss could be subject to limitations under the Code.

Passive Foreign Investment Company

      Special U.S. federal income tax rules apply to U.S. Holders (including certain indirect U.S. Holders) owning equity interests in a "passive foreign investment company" or "PFIC" within the meaning of the Code. A foreign corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules for certain subsidiaries, either (1) at least 75% of its gross income for the taxable year is "passive income" or (2) on average at least 50% of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income ("passive assets"). For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of passive assets.

      We do not believe that we currently are a PFIC. However, because PFIC status is a factual determination that is made annually after the end of each taxable year, and because there are uncertainties in the application of the relevant rules, there can be no assurances that we will not be classified as a PFIC for any particular year. U.S. Holders should be aware that, if we are deemed to be a PFIC, the new notes could be treated, under attribution rules, as an indirect equity interest in a PFIC prior to their conversion.

      If we were classified as a PFIC for any taxable year, a U.S. Holder holding an equity interest in us would be subject to U.S. federal income tax under special rules with respect to (1) any gain realized on the sale or other disposition of the equity interest and (2) any "excess distributions" made by us to the U.S. Holder (generally, any distributions to the U.S. Holder during a taxable year that are more than 125% of the average annual distributions during the three preceding taxable years, or, if shorter, such U.S. Holder's holding period). More specifically, (A) any such gain or excess distribution would be allocated ratably over a U.S. Holder's holding period for the ordinary shares,
(B) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (C) the amount allocated to each prior taxable year, with certain exceptions, would be subject to U.S. federal income tax at the highest rate in effect for such prior taxable year and (D) the interest charge generally applicable to underpayments of tax would be imposed in respect of the U.S. federal income tax liability attributable to each such prior taxable year. Under the special rules applicable to the ownership of equity interests in PFICs, a disposition in which gain is realized could include a disposition by way of gift, an exchange in a corporate reorganization and a pledge as security for a loan.

      U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to the new notes and ordinary shares should we be classified as a PFIC for any taxable year.

Backup Withholding

      A U.S. Holder who exchanges its existing notes for new notes and ordinary shares pursuant to the arrangement may be subject to backup withholding at the rate of 30% with respect to payments made pursuant to the arrangement, unless such U.S. Holder (1) is a corporation or other exempt recipient and, when required, establishes its exemption from backup withholding or (2) provides its correct taxpayer identification number ("TIN"), certifies that it is not currently subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional U.S. federal income tax. Rather, the amount of any backup withholding imposed on a U.S. Holder will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability, and may entitle such U.S. Holder to a refund provided that the required information is timely furnished to the IRS.

      Israel

      The following is a summary of certain Israeli income tax and capital gains tax consequences for nonresidents and residents of Israel that are holders of existing notes relating to the Exchange, the ownership and disposition of the new notes, the ownership and disposition of the ordinary shares received in the Exchange or upon a conversion of new notes. The summary is based on provisions of the Israeli Income Tax Ordinance (new version), 1961, and additional and complementary tax regulations promulgated thereunder, including the legislation of a tax reform approved by the Knesset in July 2002, which will be effective commencing January 1, 2003, and on administrative and judicial interpretations, all as currently in effect, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Secondary legislation relating to the tax reform is not yet complete and might be different than what is currently expected and assumed in the following discussion, and there might be changes in the tax rates and in the circumstances in which they apply, and other modifications which might change the tax consequenses to you. The summary is intended for general purposes only, not exhaustive of all possible tax considerations. This summary does not discuss all aspects of Israeli income and capital gains taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special status or treatment under Israeli tax law, such as dealers in stocks or securities and tax exempt organizations. The discussion also does not address non-income, non-capital gains or foreign tax consequences.

      There can be no assurance that the Israeli Tax Authorities will not challenge the positions taken or expected to be taken with respect to any of the issues addressed herein, or that a court would not sustain such a challenge.

      FOR THE FOREGOING AND OTHER REASONS, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR AS TO SPECIFIC TAX CONSEQUENCES TO YOU OF THE EXCHANGE, THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES, THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES RECEIVED IN

THE EXCHANGE OR UPON CONVERSION OF THE NEW NOTES. GILAT IS NOT MAKING ANY REPRESENTATIONS REGARDING THE PARTICULAR TAX CONSEQUENCES AS TO ANY HOLDER, NOR IS GILAT OR ITS ADVISORS RENDERING ANY FORM OF LEGAL OPINION OR PROFESSIONAL TAX ADVICE AS TO SUCH TAX CONSEQUENCES.

      Tax Consequences to Nonresidents of Israel

      Treatment of the Exchange

      It is not clear whether or not the Israeli Tax Authorities will view the exchange of existing notes for new notes and our ordinary shares pursuant to the Exchange as a taxable event. The Israeli Tax Authorities may view the exchange of existing notes for new notes and our ordinary shares pursuant to the Exchange (subject to the discussion below regarding accrued but unpaid interest on the existing notes) as a sale of the existing notes. The determination will be based on an overall evaluation of the facts and circumstances surrounding the Exchange. If the Exchange is viewed as a sale of existing notes, a capital gains tax may apply because Israeli law imposes a capital gains tax on capital gains derived from the sale of securities and other Israeli capital assets. The capital gain or loss amount is equal to the fair value of the new notes and ordinary shares at the time of the Exchange (subject to the discussion below regarding accrued but unpaid interest on the existing notes) received by the holder in exchange for existing notes less the holder's tax basis in the existing notes.

      Under current law, effective commencing January 1, 2003, the taxation on gains from sales of existing notes is not clear because secondary legislation is not complete yet and legislation is subject to changes and different interpretations. It is expected that gains from sales of existing notes will be tax exempt for nonresidents of Israel if the existing notes are listed on a stock exchange recognized by the Israeli Ministry of Finance. If the gains from sales of existing notes are not tax exempt for nonresidents of Israel according to expected secondary legislation, they are expected to be (A) tax exempt for the part accrued until December 31, 2002, for so long as (1) the existing notes are listed on a stock exchange recognized by the Israeli Ministry of Finance and
(2) Gilat qualifies as an Industrial Company or Industrial Holding Company under the law for Encouragement of Industry (Taxes) 1969, and (B) subject to 15% tax for the part commencing January 1, 2003, if the existing notes are listed on a stock exchange recognized by the Israeli Ministry of Finance. Under current legislation the exemption applies for stock exchanges in Israel. It is expected that it will apply also to stock exchanges outside of Israel (if recognized by the Israeli Ministry of Finance) but it is not assured and subject to secondary legislation. We believe that we qualify as an Industrial Company under the law for Encouragement of Industry (Taxes)- 1969. There is uncertainty as to whether the PORTAL market will be regarded as a recognized stock exchange for this purpose (both in the case where the gains are tax exempt or where they are subject to 15% tax). If the PORTAL market is not regarded as a recognized stock exchange for this purpose, gains from sales of existing notes will be subject to 25% capital gain tax on the capital gain derived since December 31, 2002, and 36% capital gain tax for companies and up to 50% capital gain tax for individuals on the capital gain derived until December 31, 2002, while the allocation of the gain between the two periods is proportional to the holding periods until December 31, 2002, and after December 31, 2002.

      For residents of the United States, under the treaty between Israel and the U.S., capital gains from the sale of capital assets are exempt from Israeli capital gains tax, unless the seller is an individual residing in Israel for more than 183 days in the aggregate during the year of the Exchange.

      Accrued But Unpaid Interest on the Existing Notes

      If a portion of the new notes and/or the ordinary shares received by a holder in the Exchange is attributable to accrued but unpaid interest on the existing notes it may be treated as interest for Israeli income tax purposes. The tax analysis with respect to such interest is the same analysis as for "Taxation on Interest on New Notes" below.

      Taxation on Interest on New Notes

      Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income may include passive income, such as interest paid on new notes.

      For residents of the United States, under the treaty between Israel and the U.S., the maximum tax on interest paid to a U.S. resident (as defined in the treaty) holding the existing notes and the new notes is 17.5%. For residents of other countries, unless a different rate is provided in a treaty between Israel and the country of residence of such holder of existing notes, Gilat may be required to withhold income tax at the rate of 25% on all distributions of interest.

      Treatment of Conversion or Sale of New Notes

      In general, no gain or loss will be recognized for Israeli tax purposes upon a conversion of the new notes into our ordinary shares. Capital gain recognition, if any, on the sale of new notes will be analyzed in the same manner as the Exchange, if the Exchange is viewed as a sale of the existing notes. See "--Tax Consequences to Non-Residents of Israel - Treatment of Exchange"

      Taxation on our Ordinary Shares

      Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income may include dividends on our ordinary shares received in the Exchange or upon conversion of the new notes.

      For residents of the United States, under the treaty between Israel and the U.S., the maximum tax on dividends paid to a U.S. resident (as defined in the treaty) holding Gilat ordinary shares that Gilat is required to withhold is 25%. For residents of other countries, unless a different rate is provided in a treaty between Israel and the stockholder's country of residence, Gilat may be required to withhold income tax at the maximum rate of 25% on all distributions of dividends other than stock dividends.

      Treatment of Sale of Ordinary Shares received in the Exchange or upon Conversion of New Notes

      Israeli law imposes a capital gains tax on capital gains derived from the sale of securities and other Israeli capital assets, including shares. The capital gain or loss amount is equal to the consideration received by the holder for the shares less the holder's tax basis in the shares. Under current law, effective commencing January 1, 2003, it is expected that gains from the sale of our ordinary shares will be tax exempt for nonresidents of Israel if the shares are quoted on Nasdaq National Market or listed on a stock exchange recognized by the Israeli Ministry of Finance. Under current legislation the exemption applies for stock exchange in Israel. It is expected that it will apply also to stock exchanges outside of Israel (if recognized by the Israeli Ministry of Finance) but it is not assured and subject to secondary legislation. If Gilat is delisted or if the secondary legislation will not designate Nasdaq National Market as expected, gains from the sale of Gilat ordinary shares will be subject to 25% capital gain.

      For residents of the United States, under the treaty between Israel and the U.S., a U.S. resident (as defined in the treaty) holding our ordinary shares will be exempt from Israeli capital gains tax on the sale, exchange or other disposition of such shares unless such holder owns, directly or indirectly, 10% or more of the voting power of Gilat at any time in the twelve months before the sale, for so long as the capital gain from such a sale is not exempt from Israeli capital gains tax. For residents of other countries, the purchaser of the shares may be required to withhold capital gains tax at the rate of 30% on all amounts received for the sale of our ordinary shares, for so long as the capital gain from such a sale is not exempt from Israeli capital gains tax, and unless a different rate is provided in a treaty between Israel and the stockholder's country of residence.

      Filing of Tax Returns in Israel

      A nonresident of Israel who receives interest or dividends income derived from or accrued in Israel from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

      Estate and Gift Tax

      Israel presently has no estate or gift tax.

      Tax Consequences to Residents of Israel

      Treatment of the Exchange

      It is not clear whether or not the Israeli Tax Authorities will view the exchange of existing notes for new notes and our ordinary shares pursuant to the Exchange as a taxable event. The Israeli Tax Authorities may view the exchange of existing notes for new notes and our ordinary shares pursuant to the Exchange (subject to the discussion below regarding accrued but unpaid interest on the existing notes) as a sale of the existing notes. The determination will be based on an overall evaluation of the facts and circumstances surrounding the Exchange. If the Exchange is viewed as a sale of existing notes, a capital gains tax may apply because Israeli law imposes a capital gains tax on capital gains derived from the sale of securities and other Israeli capital assets. The capital gain or loss amount is equal to the fair value of the new notes and ordinary shares at the time of the Exchange (subject to the discussion below regarding accrued but unpaid interest on the existing notes) received by the holder in exchange for existing notes less the holder's tax basis in the existing notes.

      Under current law, effective commencing January 1, 2003, gains from sales of existing notes incurred after December 31, 2002, are subject to 15% capital gains tax for individuals and Israeli companies not subject to the Income Tax Law (Inflation Adjustments) - 1985 (the "Adjustment Law") and 36% capital gain tax for Israeli companies subject to the Adjustment Law if the existing notes are listed on a stock exchange recognized by the Israeli Ministry of Finance. Under current legislation the 15% tax rate applies for securities which are listed for trading on a stock exchange in Israel. It is expected that it will apply also to stock exchanges outside of Israel (if recognized by the Israeli Ministry of Finance) but it is not assured and subject to secondary legislation. For individuals and Israeli companies not subject to the Adjustment Law the purchase price for purposes of capital gains commencing January 1, 2003, will be the higher of the tax basis or the average market value in the three days before January 1, 2003. Gains incurred until December 31, 2002, are exempt from capital gains tax for so long as (i) the existing notes are listed on a stock exchange recognized by the Israeli Ministry of Finance and (ii) Gilat qualifies as an Industrial Company or Industrial Holding Company under the law for Encouragement of Industry (Taxes)- 1969. We believe that we qualify as an Industrial Company under the law for Encouragement of Industry (Taxes)- 1969. If we do not qualify as an Industrial Company under that law, the tax rate on capital gains derived until December 31, 2002, might be 35% for individuals or 36% for companies. There is uncertainty as to whether the PORTAL market will be regarded as a recognized stock exchange for this purpose. If the PORTAL market will not be regarded as a recognized stock exchange for this purpose, gains from sales of existing notes will be subject to 25% capital gain tax on the capital gain derived since December 31, 2002, and 36% capital gain tax for companies and up to 50% capital gain tax for individuals on the capital gain derived until December 31, 2002 , while the allocation of the gain between the two periods is proportional to the holding periods until December 31, 2002, and after December 31, 2002.

      Accrued But Unpaid Interest on the Existing Notes

      If a portion of the new notes and/or the ordinary shares received by a holder in the Exchange is attributable to accrued but unpaid interest on the existing notes it may be treated as interest for Israeli income tax purposes. The tax analysis with respect to such interest is the same analysis as for "Taxation on Interest on New Notes" below.

      Taxation on Interest on New Notes

      Residents of Israel are subject to income tax on their worldwide income. These sources of income may include passive income, such as interest paid on the new notes. The interest accrued until December 31, 2002, is subject to 35% tax rate. Secondary legislation regarding the tax reform is not complete yet, but it is expected that our notes will not be considered as foreign securities and therefore interest on the notes is expected to be taxable at 15% and not 35%. Subject to such secondary legislation, commencing January 1, 2003, if the PORTAL market is regarded as a stock exchange recognized by the Israeli Ministry of Finance the interest accrued and paid after January 1, 2003, shall be subject to 15% tax rate. If the PORTAL market is not regarded as a stock exchange recognized by the Israeli Ministry of Finance then the interest accrued and paid after January 1, 2003, is subject to tax of 36% for companies and up to 50% for individuals. We may be required to withhold income tax at the rate of up to 35% on all distributions of interest.

      Treatment of Conversion or Sale of New Notes

      In general, no gain or loss will be recognized for Israeli tax purposes upon a conversion of the new notes into our ordinary shares. Capital gain recognition, if any, on the sale of new notes will be analyzed in the same manner as the

Exchange, if the Exchange is viewed as a sale of the existing notes. See "--Tax Consequences to Residents of Israel - Treatment of Exchange."

      Taxation on our Ordinary Shares

      Residents of Israel are subject to income tax on their worldwide income. These sources of income may include dividends on our ordinary shares received in the Exchange or upon conversion of the existing notes or the new notes. Gilat may be required to withhold income tax at the maximum rate of 25% (0% for corporations) on all distributions of dividends other than stock dividends.

      Treatment of Sale of Ordinary Shares received in the Exchange or upon Conversion of New Notes

      Israeli law imposes a capital gains tax on the sale of securities and other Israeli capital assets, including shares. The capital gain or loss amount is equal to the consideration received by the holder for the shares less the holder's tax basis in the shares. Under current law, effective commencing January 1, 2003, it is expected that gains from the sale of our ordinary shares will be subject to 15% tax if the shares are quoted on NASDAQ or listed on a stock exchange recognized by the Israeli Ministry of Finance. Under current legislation the 15% tax rate applies for stock exchanges in Israel. It is expected that it will apply also to stock exchanges outside of Israel (if recognized by the Israeli Ministry of Finance) but it is not assured and subject to secondary legislation. If our shares are delisted, gains from the sale of Gilat ordinary shares will be subject to 25% capital gain tax.

      The purchaser of the shares may be required to withhold capital gains tax at the rate of 30% on all amounts received for the sale of our shares, for so long as the capital gain from such a sale is not exempt from Israeli capital gains tax.

      The Adjustment Law

      The Adjustment Law may impose additional income tax on an Israeli corporation subject to it.

                                    EXHIBIT A

      TEXT OF RESOLUTION REGARDING AMENDMENT TO ARTICLES OF ASSOCIATION

      Articles 38 and 39 of our articles of association shall be replaced in their entirety to read as follows:

      38. Number of Directors. The Board of Directors of the Company will consist of not less than five (5) nor more than nine (9) members, as may be fixed by Ordinary Resolution of the Company from time to time at any General Meeting (including any Special General Meeting or Annual General Meeting). So long as no other resolution has been adopted, the number of members of the Board of Directors shall be as set forth in sub-article 39(f) below.

      39. Election and Removal of Directors. (a) Each beneficial owner (as defined below) of seven percent (7%) or more of the issued and outstanding Ordinary Shares of the Company ("Appointing Shareholder") shall be entitled to appoint one (1) individual to the Company's Board of Directors (an "Appointed Director"). So long as the Ordinary Shares of the Company are listed for trading on the NASDAQ National Market or NASDAQ Small Cap Market, the Company's Board of Directors may at any time in its sole discretion determine that only a person who qualifies as an "independent director" as provided under the NASDAQ rules then in effect shall be eligible to serve as an Appointed Director. In addition, in no event may a person become an Appointed Director unless such person does not, at the time of appointment, and did not, within two years prior thereto, engage, directly or indirectly, in any activity which competes with the Company, whether as a director, officer, employee, contractor, consultant, partner or otherwise.

      For the purposes of this sub-article 39(a) a "beneficial owner" of Ordinary Shares means any person or entity who, directly or indirectly, has the power to vote, or to direct the voting of, such Ordinary Shares. All Ordinary Shares beneficially owned by a person or entity, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating the number of Ordinary Shares beneficially owned by such person or entity. All persons and entities that are affiliates (as defined below) of each other shall be deemed to be one person or entity for the purposes of this definition.

      For the purposes of this sub-article 39(a) an "affiliate" means, with respect to any person or entity, any other person or entity controlling, controlled by, or under common control with such person or entity; "control" shall have the meaning ascribed to it in the Israeli Securities Law - 1968.

      (b) Not later than 60 days prior to the contemplated date of the Annual General Meeting of the Company, the Company shall send a notice to each beneficial owner of 7% or more of the issued and outstanding Ordinary Shares, who at such time has a Schedule 13D (or amendment thereto) on file with the United States Securities and Exchange Commission ("SEC"), informing such beneficial owner(s) of the contemplated date of such Annual General Meeting, any requirement for the Appointed Directors to qualify as "independent directors" and referring such beneficial owner(s) to the provisions of this Article 39. The appointment of the Appointed Directors shall be made by delivery to the Company, not later than 45 days prior to the contemplated date of the Annual General Meeting as set forth in the notice delivered by the Company, of a letter of appointment ("Letter of Appointment") specifying the full legal name of the Appointing Shareholder, the number of Ordinary Shares beneficially owned by such Appointing Shareholder on the date which is 45 days prior to the contemplated date of the Annual General Meeting, the name, address and identity number or passport number of the Appointed Director and a written consent of the Appointed Director to serve as such. The Letter of Appointment shall be accompanied by evidence reasonably satisfactory to the Company of the number of Ordinary Shares beneficially owned by the Appointing Shareholder and by a written undertaking, in a form acceptable to the Company, to comply with the obligations set forth in sub-article 39(d) below. Notwithstanding anything to the contrary in these Articles, the Board of Directors shall not include more than four (4) Appointed Directors. Consequently, if more than four (4) Letters of Appointment have been received by the Company as specified above, only the four Appointing Shareholders that beneficially own the greatest number of Ordinary Shares, out of all Appointing Shareholders that delivered a Letter of Appointment, shall be entitled to appoint an Appointed Director.

      (c) The appointment of any Appointed Director shall take effect at the adjournment of the first Annual General Meeting which takes place following delivery of the Letter of Appointment with regard to such Appointed Director.

      (d) As a condition to the appointment of an Appointed Director, any Appointing Shareholder that delivers to the Company a Letter of Appointment shall, prior to such delivery, be required to file with the SEC a Schedule 13D, or an amendment to its Schedule 13D if there is any change in the facts set forth in its Schedule 13D already on file with the SEC disclosing any such change in its holdings of Ordinary Shares, regardless of whether any filing or amendment is required to be filed under the rules of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. The delivery to the Company of a Letter of Appointment shall constitute a representation and warranty by the Appointing Shareholder that its percentage of beneficial ownership of the Ordinary Shares is as set forth in its Schedule 13D (or amendment thereto) on file with the SEC. In addition, any Appointing Shareholder shall be obligated to notify the Company in writing of any sale, transfer, assignment or other disposition of any kind of Ordinary Shares by such Appointing Shareholder that results in the reduction of its beneficial ownership to below the percentage indicated in sub-article 39(a) above, immediately after the occurrence of such disposition of shares but in any event not later than the earliest of (i) ten (10) days thereafter, or (ii) the next Annual General Meeting. Without derogating from the foregoing, so long as an Appointed Director serves on the Board of Directors, the Appointing Shareholder which appointed such Appointed Director shall provide the Company, upon its written request at any time and from time to time, with reasonable evidence of its beneficial ownership in the Company.

      (e) The office of each Appointed Director will expire on the earliest to occur of any of the following events:

            (i) At the election of the Board of Directors, at its sole discretion, at any time after the holdings of the shareholder who appointed such Appointed Director fall below 7% of the issued and outstanding Ordinary Shares;

            (ii) Upon the removal of the Appointed Director by the Appointing Shareholder;

            (iii) When the Appointed Director ceases to qualify as an
                  "independent director" as referenced in sub- article 39(a) above.

            (iv) Upon the occurrence of any of the events set forth in sub-article 39(g) or Article 42 below.

For the removal of doubt, the provisions of Article 41 shall apply to any vacancy created by the expiration of the office of an Appointed Director.

      (f) In addition to the election of the Appointed Directors, the majority of the shareholders represented in person or by proxy at the Annual General Meeting will elect directors, including Outside Directors as required by the Law, such that the total number of directors (including the Appointed Directors actually appointed shall be (i) nine, if four Appointed Directors are expected to be appointed at the adjournment of such Annual General Meeting; or (ii) seven, if fewer than four Appointed Directors are expected to be appointed at the adjournment of such Annual General Meeting. Notwithstanding the aforesaid, at any Annual General Meeting at the adjournment of which the appointment of one or more Appointed Directors becomes effective, ordinary shares constituting 7% of the issued and outstanding shares of the Company held by each Appointing Shareholder which actually appoints an Appointed Director shall not be taken into consideration in calculating such Appointing Shareholder's vote for the purposes of the election of directors under this Article 39(f).

      (g) Each director shall serve, subject to Article 42 hereof, and, with respect to a director appointed pursuant to Article 41 hereof, subject to such Article, until the adjournment of the Annual General Meeting next following the Annual General Meeting or General Meeting at which such director was elected pursuant to this Article 39 or Article 41 hereof, or her/his earlier removal pursuant to this Article 39(g) below. The holders of a majority of the voting power represented at a General Meeting in person or by proxy and voting at such General Meeting shall be entitled to remove any director(s) other than Appointed Directors (unless pursuant to circumstances or events provided by the Law) from office, to elect directors instead of directors so removed or to fill any vacancy, however created, in the Board of Directors.

      (h) Subject to number of directors determined pursuant to Article 38 above, the directors may at any time and from time to time appoint any other person as a director, whether to fill a vacancy or whether in addition to those of their body. Any director so appointed shall hold office until the first General Meeting convened after such appointment and may be re-elected.

      (i) The election, qualification and removal of Outside Directors shall be governed by the applicable provisions of the Law.

                                     * * *

                                    EXHIBIT B

             FORM OF VOTING INSTRUCTIONS AND APPOINTMENT OF PROXY

        THIS FORM MUST BE RETURNED TO YOUR BROKER, BANK OR OTHER NOMINEE
      WITH SUFFICIENT TIME FOR YOUR VOTING INSTRUCTIONS TO BE PROCESSED AND
                      DELIVERED TO THE INFORMATION AGENT BY
                 11:59 PM NEW YORK CITY TIME ON FEBRUARY 3, 2003

--------------------------------------------------------------------------------

                          GILAT SATELLITE NETWORKS LTD.

                               VOTING INSTRUCTIONS
                           FOR ACCEPTING OR REJECTING
                        A PLAN OF ARRANGEMENT PURSUANT TO
                 SECTION 350 OF THE ISRAELI COMPANIES LAW - 1999

  4.25% CONVERTIBLE SUBORDINATED NOTES DUE 2005 (CUSIPS 375255AE6 & 375255AC0)

         PLEASE READ AND FOLLOW THE ENCLOSED VOTING INSTRUCTIONS BEFORE
      COMPLETING THE VOTING INSTRUCTIONS. PLEASE CHECK THE APPROPRIATE BOX
          BELOW TO INDICATE YOUR ACCEPTANCE OR REJECTION OF THE PLAN OF
                                   ARRANGEMENT

If you are a beneficial owner of the 4.25% Convertible Subordinated Notes Due 2005 (CUSIP No. 375255AE6 or CUSIP No. 375255AC0) (the "Notes"), issued by Gilat Satellite Networks Ltd. (the "Company"), and if you do not intend to attend and vote in person on the Plan of Arrangement pursuant to Section 350 of the Israeli Companies Law - 1999 (the "Plan") at the meeting of the holders of the Notes, please use this form to give your instructions for how to cast your vote to accept or reject the Plan. All capitalized terms used in this form but not otherwise defined herein shall have the meanings given to such terms in the accompanying Proxy Solicitation.

                      HOW TO GIVE YOUR VOTING INSTRUCTIONS

1. COMPLETE ITEM 1 (if not already filled out by your broker, bank or other nominee) AND ITEM 2.

2.    REVIEW THE CERTIFICATIONS CONTAINED IN ITEM 3.

3. SIGN THIS FORM (unless this form has already been signed or "prevalidated" by your broker, bank or other nominee).

4. RETURN THIS FORM BY BOTH FACSIMILE TRANSMISSION TO 212-440-9009 AND IN THE PRE-ADDRESSED POSTAGE-PAID ENVELOPE (you must ensure that your broker, bank or other nominee receives this form with sufficient time to submit it to the information agent before the Voting Deadline or your voting instructions will not be counted).

Item 1. Principal Amount of Notes to be Voted.

      The undersigned certifies that as of the January 2, 2003 voting record date, the undersigned was the beneficial owner of interests in the Notes in the following aggregate unpaid principal amount (insert amount in the applicable box below). If a broker, bank or other nominee holds your Notes on your behalf and you do not know the amount, please contact your broker, bank or other nominee immediately.

      A. Name of Holder __________________________ Insert your name if the Notes are held by you in record name or, if held in street name, insert the name of your broker or bank.

      B. Principal Amount of Notes to be Voted.

                            -------------------------
                            $
                            -------------------------

Item 2. Voting Instructions

      The beneficial owner of the Notes identified in Item 1 instructs its broker, bank or other nominee or its nominee's proxy to vote as follows (check one box only, if you do not check a box your voting instructions will not be counted):

             Accept the Plan                   Reject the Plan

                   |_|                               |_|

Item 3. Authorization

      By returning this Ballot, the beneficial owner of the Notes listed in Item 1 certifies that it (a) has full power and authority to vote to accept or reject the Plan with respect to the interests in the Notes listed in Item 1, (b) was the beneficial owner of the interests in Notes listed in Item 1 on January 2, 2003, (c) has received a copy of the Proxy Solicitation, (d) has not submitted another form of Voting Instructions with respect to its interest in the principal amount of the Notes listed in Item 1, (e) does not intend to attend and vote in person at the meeting, and (f) understands that the solicitation of votes for the Plan is subject to all the terms and conditions set forth in the Proxy Solicitation. In addition, the beneficial owner of the Notes listed in
Item 1 agrees, by virtue of approving the arrangement, to vote all of its shares at the general meeting of the Company's shareholders in support of the Company's proposals as described in the accompanying Proxy Solicitation.

Name:
      --------------------------------------------------------------------------
                               (Print or Type)

Social Security, Federal Tax I.D. No. or other Non-U.S. I.D.:
                                                              ------------------
                                  (Optional)

By:
    ----------------------------------------------------------------------------
                               (If Appropriate)

Title:
       -------------------------------------------------------------------------
                               (If Appropriate)

Street Address:
                ----------------------------------------------------------------

City, State, Zip Code:
                       ---------------------------------------------------------

Telephone Number: (        )
                   --------  ---------------------------------------------------

Date Completed:
                ----------------------------------------------------------------

No fees, commissions, or other remuneration will be payable to any broker, dealer, or other person for soliciting votes on the Plan. This form of Voting Instructions shall not constitute or be deemed a proof of claim or equity interest or an assertion of a claim or equity interest.

--------------------------------------------------------------------------------
      YOUR VOTE MUST BE FORWARDED TO YOUR BROKER, BANK OR OTHER NOMINEE IN AMPLE TIME FOR YOUR VOTE TO BE PROCESSED AND DELIVERED TO GEORGESON SHAREHOLDER COMMUNICATIONS, INC. BY 11:59 P.M., NEW YORK CITY TIME, ON FEBRUARY 3, 2003 OR YOUR VOTING INSTRUCTIONS WILL NOT BE COUNTED.
--------------------------------------------------------------------------------

IF YOU HAVE ANY QUESTIONS REGARDING THIS FORM OF VOTING INSTRUCTIONS OR THE VOTING PROCEDURES, OR IF YOU NEED ANOTHER FORM OF VOTING INSTRUCTIONS OR ADDITIONAL COPIES OF THE PROXY SOLICITIATION OR OTHER ENCLOSED MATERIALS, PLEASE CALL GEORGESON SHAREHOLDER COMMUNICATIONS, INC.

BANKS AND BROKERS CALL COLLECT: 212-440-9800; ALL OTHERS CALL TOLL-FREE:
866-328-5446.

--------------------------------------------------------------------------------
If you wish to attend and vote at the meeting in person you will be required to have DTC authorize you to cast the votes of the Notes held by it for your account. For assistance in that process, please contact the Company's Information Agent, Georgeson Shareholder Communications, Inc., at 866-328-5446 by no later than 4:00 p.m. New York City time on January 28, 2003.
--------------------------------------------------------------------------------

            THIS FORM MUST BE RECEIVED BY 11:59 PM NEW YORK CITY TIME
                               ON FEBRUARY 3, 2003

--------------------------------------------------------------------------------

                          GILAT SATELLITE NETWORKS LTD.

               MASTER VOTING INSTRUCTIONS AND APPOINTMENT OF PROXY
                           FOR ACCEPTING OR REJECTING
                        A PLAN OF ARRANGEMENT PURSUANT TO
                 SECTION 350 OF THE ISRAELI COMPANIES LAW - 1999

  4.25% CONVERTIBLE SUBORDINATED NOTES DUE 2005 (CUSIPS 375255AE6 & 375255AC0)

       PLEASE READ AND FOLLOW THE INSTRUCTIONS CAREFULLY. PLEASE COMPLETE,
        SIGN, NOTARIZE AND DATE THIS FORM AND RETURN IT BOTH BY FACSIMILE TRANSMISSION TO 212-440-9009 AND IN THE ENCLOSED PRE-ADDRESSED ENVELOPE
      TO GEORGESON SHAREHOLDER COMMUNICATIONS, INC., 17 STATE STREET, 10TH
              FLOOR, NEW YORK, NY 10004 (THE "INFORMATION AGENT").

     IF THIS FORM HAS NOT BEEN RECEIVED BY FAX OR BY MAIL BY THE INFORMATION AGENT BY 11:59 PM, NEW YORK CITY TIME, ON FEBRUARY 3, 2003 (THE "VOTING
        DEADLINE"), THE VOTES AND ELECTIONS OF YOUR CUSTOMERS WILL NOT BE COUNTED. THEREFORE, YOU MUST ALLOW SUFFICIENT TIME TO BE SURE THAT THIS
        FORM IS RECEIVED BY THE INFORMATION AGENT BY THE VOTING DEADLINE.

      This form of Master Voting Instructions and Appointment of Proxy is to be used by you, as a broker, bank, or other nominee, or as such person's proxy holder or agent, (each of the foregoing, a "Nominee"), for beneficial owners of the 4.25% Convertible Subordinated Notes Due 2005 (CUSIP No. 375255AE6 and CUSIP No. 375255AC0) (the "Notes"), issued by Gilat Satellite Networks Ltd. (the "Company") to transmit the votes of such creditors in respect of their Notes to accept or reject the Plan of Arrangement pursuant to Section 350 of the Israeli Companies Law - 1999 (the "Plan"). All capitalized terms used in this form but not otherwise defined herein shall have the meanings given to such terms in the accompanying Proxy Solicitation. This form is being sent to Nominees to use to cast votes to accept or reject the Plan on behalf of and in accordance with the Voting Instructions given by the beneficial holders holding interests in the Notes through such Nominees.

      The Plan will become binding upon you and the beneficial owners of the Notes for which you are the Nominee if 75% or more of the Company's creditors by value, and at least a majority by number, of those present in person or by proxy and voting at the meetings of each class of creditors party to the Plan approve the Plan and it is subsequently approved by the District Court of Tel Aviv-Yafo, Israel.

PLEASE READ AND FOLLOW THE ATTACHED INSTRUCTIONS CAREFULLY. COMPLETE, SIGN, NOTARIZE AND DATE THESE MASTER VOTING INSTRUCTIONS AND APPOINTMENT OF PROXY AND RETURN IT SO THAT IT IS RECEIVED BY FAX OR BY MAIL BY GEORGESON SHAREHOLDER COMMUNICATIONS, INC. ON OR BEFORE THE VOTING DEADLINE OF 11:59 P.M., NEW YORK CITY TIME, ON FEBRUARY 3, 2003. IF THIS MASTER BALLOT IS NOT COMPLETED, SIGNED, NOTARIZED, DATED AND TIMELY RECEIVED BY GEORGESON, ANY VOTING INSTRUCTIONS GIVEN HEREBY WILL NOT BE COUNTED.

Item 1. Certification of Authority to Vote.

The undersigned certifies that as of the January 2, 2003 voting record date, the undersigned (please check the applicable box):

|_| Is a Nominee for the beneficial owners of interests in the Notes in the aggregate principal amount listed in Item 2 below, and is the "deemed" registered holder of such securities pursuant to the omnibus proxy provided by DTC; or

|_| Is acting under a power of attorney or agency (a copy of which will be provided upon request) granted by a Nominee that is the "deemed" registered holder of Notes in the aggregate principal amount listed in Item 2 below; or

|_| Has been granted a proxy (an original of which is attached hereto) from a Nominee that is the "deemed" registered holder of Notes the aggregate principal amount listed in Item 2 below;

And, accordingly, has full power and authority to vote to accept or reject the Plan on behalf of the beneficial owners of the interests in the Notes listed in
Item 2 below.

Item 2 Notes Vote.

      The undersigned transmits the following voting instructions and proxies of beneficial owners in respect of their interests in the Notes, and certifies that the following beneficial owners of interests in the Notes, as identified by the respective customer account numbers set forth below, are (i) beneficial owners of such interests in the Notes as of the January 2, 2003 voting record date and
(ii) have delivered to the undersigned, as Nominee, voting instructions for casting such votes (the "Voting Instructions") and hereby authorises Mr. Gene Kleinhendler, a partner in the law firm of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. of Tel-Aviv, Israel or such other person as Mr. Kleinhendler may designate to act as its proxy for the purpose of voting for the undersigned to accept or reject the Plan as indicated hereunder at such meeting or any adjournment thereof. Indicate in the appropriate column the aggregate principal amount voted for each account (or attach such information in the form of the following table):

--------------------------------------------------------------------------------
  Your Customer Account       Principal Amount of          Principal Amount of
     Number for Each          Notes Instructed to          Notes Instructed to
Beneficial Owner of Notes   Vote to ACCEPT the Plan      Vote to REJECT the Plan
--------------------------------------------------------------------------------
1.                          $                        OR  $
--------------------------------------------------------------------------------
2.                          $                        OR  $
--------------------------------------------------------------------------------
3.                          $                        OR  $
--------------------------------------------------------------------------------
4.                          $                        OR  $
--------------------------------------------------------------------------------
5.                          $                        OR  $
--------------------------------------------------------------------------------
6.                          $                        OR  $
--------------------------------------------------------------------------------
7.                          $                        OR  $
--------------------------------------------------------------------------------
8.                          $                        OR  $
--------------------------------------------------------------------------------
9.                          $                        OR  $
--------------------------------------------------------------------------------
10.                         $                        OR  $
--------------------------------------------------------------------------------
11.                         $                        OR  $
--------------------------------------------------------------------------------
12.                         $                        OR  $
--------------------------------------------------------------------------------
13.                         $                        OR  $
--------------------------------------------------------------------------------
14.                         $                        OR  $
--------------------------------------------------------------------------------
15.                         $                        OR  $
--------------------------------------------------------------------------------
16.                         $                        OR  $
--------------------------------------------------------------------------------
17.                         $                        OR  $
--------------------------------------------------------------------------------
18.                         $                        OR  $
--------------------------------------------------------------------------------
19.                         $                        OR  $
--------------------------------------------------------------------------------
20.                         $                        OR  $
--------------------------------------------------------------------------------
         TOTALS             $                            $
--------------------------------------------------------------------------------

Item 3 Certification.

      By signing these Master Voting Instructions and Appointment of Proxy, the undersigned certifies that each beneficial owner of the Notes listed in Item 2, above, has been provided with a copy of the Proxy Solicitation and acknowledges that the solicitation of voting instructions is subject to all the terms and conditions set forth therein.

Name of Broker, Bank, or Other Nominee:

------------------------------------------

Name of Proxy Holder or Agent for Broker, Bank, or Other Nominee (if applicable):

------------------------------------------

Social Security or Federal Tax I.D. No or other Non-U.S. I.D.:
                                                               -----------------

Signature:
           -------------------------------

By:
    --------------------------------------

Title:
       -----------------------------------

Street Address:
                ------------------------------------

City, State, Zip Code:
                       -----------------------------

Telephone Number: (     )    -
                   -----  --- ----

Date Completed:
                  ----------------------------------

--------------------------------------------------------------------------------
Signed before me by                        this        day of    , 2003
                    ----------------------      ------        ---

------------------------------------------
Notary Public
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
THIS MASTER BALLOT MUST BE RECEIVED BY GEORGESON SHAREHOLDER COMMUNICATIONS, INC., BEFORE 11:59 P.M., NEW YORK CITY TIME, ON FEBRUARY 3, 2003 OR THE VOTES TRANSMITTED HEREBY WILL NOT BE COUNTED.

PLEASE NOTE: THE MASTER VOTING INSTRUCTIONS AND APPOINTMENT OF PROXY WILL BE ACCEPTED BY FACSIMILE TRANSMISSION BUT MUST BE RECEIVED BY THE VOTING DEADLINE.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
IF YOU HAVE ANY QUESTIONS REGARDING THIS FORM OR THE VOTING PROCEDURES, OR IF YOU NEED ADDITIONAL COPIES OF THIS FORM, THE PROXY SOLICITATION, THE FORM OF VOTING INSTRUCTIONS FOR BENEFICIAL OWNERS OR OTHER RELATED MATERIALS, PLEASE CALL GEORGESON SHAREHOLDER COMMUNICATIONS, INC.

BANKS AND BROKERS CALL COLLECT: 212-440-9800: ALL OTHERS CALL TOLL-FREE:
866-328-5446.
--------------------------------------------------------------------------------

THE ADDRESS FOR RETURNING THE MASTER VOTING INSTRUCTIONS AND APPOINTMENT OF PROXY IS:

GEORGESON SHAREHOLDER COMMUNICATIONS, INC.

17 STATE STREET
10TH FLOOR
NEW YORK
NY 10004

FAX: 212-440-9009

                          GILAT SATELLITE NETWORKS LTD.

                       Solicitation of Voting Instructions
          for Accepting or Rejecting a Plan of Arrangement Pursuant to
                 Section 350 of the Israeli Companies Law - 1999

                               with respect to its

                  4.25% CONVERTIBLE SUBORDINATED NOTES DUE 2005
                         (CUSIPS 375255AE6 & 375255AC0)

   The Voting Deadline is 11:59 P.M., New York City Time, on February 3, 2003.

TO BROKERS, DEALERS, COMMERCIAL BANKS,
TRUST COMPANIES AND OTHER NOMINEES:

      We are writing to you in connection with the solicitation of voting instructions for accepting or rejecting a Plan of Arrangement pursuant to
Section 350 of the Israeli Companies Law - 1999 (the "Plan") from holders of our 4.25% Convertible Subordinated Notes Due 2005 (CUSIP No. 375255AE6 & CUSIP No. 375255AC0) (the "Notes") upon the terms and subject to the conditions set forth in the Proxy Solicitation dated January 6, 2003 enclosed herewith. We have appointed Georgeson Shareholder Communications, Inc. as our Information Agent and all completed forms of "Master Voting Instructions and Appointment of Proxy" should be returned to its attention at the address set forth in the instructions for completing the Master Voting Instructions and Appointment of Proxy.

      Enclosed herewith are copies of the following documents:

      1. The Proxy Solicitation, which contains information about the meeting of the holders of the Notes convened for the purpose of voting on the Plan;

      2. A form to be completed by your clients, the beneficial holders for whose account you hold book-entry interests in respect of the Notes (the "Beneficial Holders"), for communicating voting instructions to you for accepting or rejecting the Plan (the "Voting Instructions");

      3. A form entitled "Master Voting Instructions and Appointment of Proxy" with instructions to be used by you for the tabulation of votes of the Beneficial Holders (the "Master Voting Instructions and Appointment of Proxy");

      4.    A form of letter which may be sent by you to the Beneficial Holders;
            and

      5.    A return envelope addressed to the Information Agent.

      Please read these documents and in particular the Proxy Solicitation carefully to find out about the background of this vote and its consequences for your clients.

      Please note that the voting deadline is 11:59 p.m., New York City time, on February 3, 2003. To have the vote of your clients count, you must complete, sign and return the Master Voting Instructions and Appointment of Proxy as instructed on the form so that it is received by Georgeson Shareholder Communications, Inc. before the voting deadline. The record date for this solicitation is January 2, 2003. We urge you to contact your clients as promptly as possible.

      We will not pay any fees or commissions to any broker or dealer or other person for soliciting ballots pursuant to the ballot solicitation. You will be reimbursed for customary mailing and handling expenses by you in forwarding the enclosed materials to your clients.

      Additional copies of the enclosed materials may be obtained from the Information Agent at its address and telephone number set forth in the enclosed instructions for completing the Master Voting Instructions and Appointment of Proxy.

      Please read the enclosed instructions for collecting Ballots from your clients and completing the Master Voting Instructions and Appointment of Proxy carefully.

                        Very truly yours,


                        GILAT SATELLITE NETWORKS LTD.

      Nothing contained herein or in the enclosed document shall be deemed to make you or any other person an agent of Gilat Satellite Networks Ltd. or the Information Agent or authorize you or any other person to give any information or make any representation on behalf of any of them with respect to the solicitation not contained in the Proxy Solicitation or any of the other documents enclosed herewith.

                          GILAT SATELLITE NETWORKS LTD.

                       Solicitation of Voting Instructions
          for Accepting or Rejecting a Plan of Arrangement Pursuant to
                 Section 350 of the Israeli Companies Law - 1999

                               with respect to its

                  4.25% CONVERTIBLE SUBORDINATED NOTES DUE 2005
                         (CUSIPS 375255AE6 & 375255AC0)

     Your broker, bank or other nominee must receive your instructions with sufficient time for your voting instructions to be processed and delivered to the information agent by the Voting Deadline, which is 11:59 P.M., New York City
                           Time, on February 3, 2003.

TO OUR CLIENTS:

      We are writing to you in connection with a solicitation of voting instructions for accepting or rejecting a Plan of Arrangement pursuant to
Section 350 of the Israeli Companies Law - 1999 (the "Plan") from holders of Gilat Satellite Networks Ltd.'s (the "Company's") 4.25% Convertible Subordinated Notes Due 2005 (CUSIP 375255AE6 and 375255AC0) (the "Notes").

      Enclosed for your consideration are copies of the following documents:

      1. The Proxy Solicitation, which contains information about the meeting of the holders of the Notes convened for the purpose of voting on the Plan;

      2. A form for giving voting instructions on accepting or rejecting the Plan (the "Voting Instructions"); and

      3.    A return envelope addressed to us.

      The Plan cannot become effective and binding upon the holders of the Notes unless and until 75% or more of the Company's creditors by value, and at least a majority by number, of those present in person or by proxy and voting at the meetings of each class of creditors party to the Plan approve the Plan and it is subsequently approved by the District Court of Tel Aviv-Yafo, Israel.

      As a participant in The Depository Trust Company ("DTC") as the holder of record of the Notes, we have been authorized by DTC to cast the votes of the Notes held by us for your account. Delivery of a "Master Voting Instructions and Appointment of Proxy" with respect to such Notes can be made only by us pursuant to your instructions. The Proxy Solicitation is furnished to you for your information only and cannot be used by you to deliver the Master Voting Instructions and Appointment of Proxy with respect to such Notes held by us for your account.

      Accordingly, we request instructions in the form of the enclosed Voting Instructions as to whether you wish us to accept or reject the Plan with respect to such Notes, pursuant to the terms and conditions set forth in the Proxy Solicitation.

      We urge you to read the Proxy Solicitation, the form of Voting Instructions and the instructions carefully before delivering your Voting Instructions.

      Your Voting Instructions should be forwarded to us as promptly as possible in order to permit us to deliver the Master Voting Instructions and Appointment of Proxy with respect to such Notes on your behalf before the voting deadline. The voting deadline is 11:59 p.m., New York City time, on February 3, 2003.

      If you wish to have us accept or reject the Plan of Gilat Satellite Networks Ltd., please so instruct us by completing, executing and returning to us the Voting Instructions enclosed.

      If you wish to attend and vote at the meeting in person you will be required to have DTC authorize you to cast the votes of the Notes held by us for your account. For assistance in that process, please contact the Company's Information Agent, Georgeson Shareholder Communications, Inc., at 866-328-5446 by no later than 4:00 p.m. New York City time on January 28, 2003.

                                   EXHIBIT C-1

                              FIRST ORDER OF COURT
                  (Unofficial Translation from Hebrew Original)
                                     Courts

In the Tel Aviv-Jaffa District Court                            Banky. 001994/02

Before Her Honour Justice Varda Elsheich                          Date: 17/11/02

In the matter of:       The Companies Law, 5799-1999

                        Gilat Satellite Networks Ltd.

Appeared:               Advocate Zuriel Lavi, for the Trustees
                        Advocate Charlmeir and Advocate Kleinhendler - the
                              Trustees
                        Advocate Hermalin - Weger - for the Official Receiver
                        Advocate Danziger on behalf of the Company
                        Advocate Wigador and Advocate Baris on behalf of the
                              Bank of New York - the Trustee under the
                              Debentures

                                    Decision

      The Petition set down for hearing today is one to extend the order for stay of proceedings. Between one thing and another, an application to convene creditors meetings was filed with the court on November 14, 2002, for the purpose of approving a creditors arrangement and the arrangement was attached to that application.

      As a rule, the court has no discretion as to how the Company will be managed, and certainly does not weigh the considerations of the Company with regard to its wish to reach an arrangement with the various creditors. Generally, it is the court's function to check that the procedure has been lawfully conducted and it does not "manage" the Company. The entire procedure in this case is somewhat irregular but there is nothing to stop it continuing as it started, as at this stage, it is certainly preferable to a winding-up. I have heard counsel for the Trustees today and, as stated, have also studied the proposed arrangement. There is nothing to prevent the Trustees from being authorized to convene creditors meetings of their various classes, as sought in the Petition. I find it appropriate to mention, since the matter has been raised here, that the meeting of shareholders will be a separate meeting. Counsel for the Trustees, Advocate Lavi has agreed to the reservations - if they can be termed such - that were voiced here by Advocate Wigador, who is counsel for the Bank of New York and also by Advocate Hermalin, who appeared for the Official Receiver.

      Therefore, and subject to the conditions that will be set out below, I am allowing the relief sought at the beginning of the Petition, this being subject to the fulfillment of the conditions precedent contained in paragraph 26 of the proposed arrangement, and subject to Advocate Wigador being apprised of the various proceedings and the various meetings in order to enable him to attend if he wishes.

      Moreover although I am aware of the fact that there have been publications in the press I believe that there is some point in what counsel for the Official Receiver says regarding the possibility of there being some sort of claims by the shareholders and, therefore, notices will be sent by registered mail to the five groups of material shareholders of the group, as they have been enumerated in Schedule A to the initial application.

      Subject to all of this I am extending the order of stay of proceedings until January 26, 2003 at 09:30 a.m.

      The extension of the stay of proceedings order will be published in two widely-circulating newspapers, one of them being a financial newspaper.

      To the extent necessary, Advocate Kleinhendler can continue to represent the Trustees in the proceedings being conducted in the Federal Court of Delaware.

      There is no further order.

      Given this 12th Kislev, 5763 (November 17, 2002) in the presence of the parties


      ____(signed)____
      Varda Elsheich J.


      Tel Aviv District Court
      I certify that this is a true
      copy according with the original
      17 November, 2002 (signed and stamped)
      Tel Aviv-Jaffa District Court

                                   EXHIBIT C-2

                              SECOND ORDER OF COURT
                  (Unofficial Translation from Hebrew Original)

In the Tel Aviv-Jaffa District Court                              Banky. 1994/02

In the matter of:       Section 350 of the Companies Law, 5759-1999

And in the matter of:   The Companies (Application for a Compromise or
                        Arrangement) Regulations, 5762-2002

And in the matter of:   Gilat Satellite Networks Ltd.
                        Public company no. 52-003893-6
                        (hereinafter: "the Company" or "Gilat")
                        represented by the law offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.,
                        Of 1 Azrieli Center, Tel Aviv 67021
                        Tel: 03-6074444; Fax: 03-6074422

                                                                    The Company;

And in the matter of:   The Trustees and Special Managers:
                        Advocates Dr. Lippa Meir, Michael Charlmeir and Gene
                        Kleinhendler

                                                                   Officeholders

And in the matter of:   The Official Receiver, represented by Advocate Ronni
                        Hirschenson of 2 Hashlosha Street, Tel Aviv 67060

                                                               Official Receiver

---------------------------
Decision
Order granted as requested.
The hearing will take place
On March 6, 2003, 9:30am.
---------------------------

      Application to defer dates and extend the order for stay of proceedings

      This Honourable Court is petitioned to authorize the Officeholders to fix deferred dates for convening creditors meetings, correspondingly defer the date for the hearing on the results of the creditors meetings to such date as will be determined by this Honourable Court, and direct the extension of the order for stay of proceedings until the date of the adjourned hearing.

      The following are the grounds of the Petition:

1. In S.A. 20726/02 (hereinafter: "the Principal Application") which presented the main highlights of the scheme of arrangement, the Honourable Court was requested to authorize the Officeholders to convene meetings of creditors for January 9, 2003. As was mentioned in the Principal Application, in the Company's current circumstances (the Company's shares and debentures being traded in the United States), it is necessary to send the document known as a proxy statement to the Debenture Holders, according to the time schedules set by the U.S. Securities Authority rules, (which time schedules require a period of at least 20 business days from the despatch of the proxy statement until the last date for sending written replies from the Debenture Holders).

2. The Officeholders mentioned in the Principal Application that in their estimation, the formulation of the proxy statement would continue for some three weeks, and that in their estimation, it would be possible to send it to the Debenture

      Holders on December 5, 2002. The time schedules that led to the application to convene creditors meetings on January 9, 2003 were derived from the estimation. This date was approved by the Honourable Court.

      In light of the date for which the creditors meetings were set, the date was set for the hearing of the results of the meetings before the court on January 26, 2003, and accordingly the order for the stay of proceedings was extended until such date.

3. During the five weeks that have passed since the day of the making of the court's decision, both the Company and the Officeholders have worked intensively, day and night, in formulating the proxy statement, but despite these intensive efforts, it transpired that preparing the proxy statement and formulating the details of the creditors arrangement continued beyond the initially estimated dates. The actual situation is that the process of preparing the proxy statement has still not ended, although as of today, it is in its final stages. Both the Company and the Officeholders estimate that it will be possible to reach a final, formulated text of the proxy statement and already send it to the Debenture Holders during next week.

      It should be added that in the proxy statement itself, the date and place for convening the meetings, as well as the hearing dates before the Honourable Court must be precisely stated.

4. Due to the fact that formulating the proxy statement extended beyond the dates that were originally planned, it is not possible to convene the meetings on the original date that was planned, and this - inter alia - in light of the need for a minimum period of 20 business days, as stated above. Accordingly, this Honourable Court is requested to authorize the Trustees to convene the meeting to an adjourned date that will fall "in the time window" between January 30, 2003 and February 7, 2003. The court is petitioned to authorize that the final date will be set by the Officeholders at their discretion, in accordance with the precise date on which the proxy statement will be finally ready for despatch.

5. Deferring the dates of the meetings correspondingly necessitates also the concurrent deferral of the date of the hearing before the Honourable Court. In order to enable any opposer, if and to the extent there be such, to file his objection, and in light of Regulation 34 of the Companies (Application for a Compromise or Arrangement) Regulations, 5762-2002, the undersigned believe that it will not be possible to fix a date for the hearing before February 20, 2003.

      Accordingly the Honourable Court is petitioned to direct that the hearing on the results of the creditors meetings that was set for January 26, 2003 will be deferred until the date that will be fixed according to the court's calendar and will not be before February 20, 2003.

6. In light of the extent and broad ramifications of the arrangement, and the essential need to effect the arrangement, the Honourable Court is requested to fix the hearing date as closely as possible to February 20, 2003. If and to the extent the Honourable Court allows the petition to defer the hearing date, this Honourable Court is requested to extend also the period of the stay of proceedings correspondingly until the date of the deferred hearing.

7. This application is being filed with the consent of Bank Hapoalim which is the Company's principal banking creditor and also with the consent of the lawful representatives of most of the holders of the Company's debentures.

        (signed)                     (signed)                      (signed)
------------------------   ---------------------------   ---------------------------
Dr. Lippa Meir, Advocate   Gene Kleinhendler, Advocate   Michael Charlmeir, Advocate
                                The Officeholders

                         Reply of the Official Receiver

In light of the grounds of the application and due to the consent of Bank Hapoalim and most of the Debenture Holders, the Official Receiver agrees to the application.

It should be mentioned that BLL is a secured creditor and accordingly, its rights will not be prejudiced if the application is approved and the dates extended thereunder.

         (signed)
--------------------------
Advocate Ronni Hirschenson    26/12/02
On behalf of the Official Receiver

                                    EXHIBIT D
                  (Unofficial Translation from Hebrew Original)

      APPLICATION FOR PROPOSED PLAN OF ARRANGEMENT AS SUBMITTED TO COURT

In the Tel Aviv-Jaffa District Court    Banky. 1994/02
                                        Civil Application _____/02
                                        Set down for 17.11.02 at 09:30
                                        Before Her Honour Justice V. Elsheich

In the matter of:                       Section 350 of the Companies Law,
                                        5759-1999 ("the Companies Law")

And in the matter of:                   The Companies (Application for a
                                        Compromise or Arrangement) Regulations,
                                        5762-2002

And in the matter of:                   Gilat Satellite Networks Ltd.
                                        Public company no. 52-003893-6
                                        Of 21 Yagia Kapaim Street, Petach Tikvah
                                        (hereinafter: "the Company" or "Gilat")
                                        represented by the law offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg &
                                        Co., of 1 Azrieli Center, Tel Aviv 67021
                                        Tel: 03-6074444; Fax: 03-6074422

                                                                    The Company;

And in the matter of:                   The Trustees and Special Managers:
                                        Advocates Dr. Lippa Meir, Michael
                                        Charlmeir and Gene Kleinhendler

                                                                   Officeholders

And in the matter of:                   The Official Receiver, represented by
                                        Advocate Ronni Hirschenson of 2
                                        Hashlosha Street, Tel Aviv 67060

                                                               Official Receiver

    Application to convene creditors meetings in order to approve a creditors arrangement

      This Honourable Court is requested to authorize the Officers to convene creditors meetings in the manner and at the times set out below in this application and present for their approval a proposal for the detailed creditors arrangement described in this application. This court is, in addition, requested to extend the order for the stay of proceedings for a period of a further 60 days during which the creditors meetings will take place and an appropriate application thereafter will be filed with this Honourable Court.

      The following are the grounds of the application:

Chapter One General

1. The Company is a public company registered in Israel whose shares are traded on Nasdaq and whose debentures are traded over the counter. The Company is a hi-tech company engaged in the production, marketing and sale of satellite communication systems. The Company's products are sold in dozens of countries throughout the world. The Company's consolidated annual sales turnover (including subsidiaries) in 2001 stood at some $386 million and its expected annual turnover for 2002 is some $220 million.


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2.    On October 16, 2002, the Company turned to this Honourable Court requesting an arrangement with certain of its creditors (banks and debenture holders) (hereinafter: "the Principal Application"). In that application the Company petitioned for the appointment of the Officers to enable them to engage - inter alia - in formulating the details of the proposed arrangement, and a stay of proceedings order was also requested against the creditors to whom the arrangement related, for a period of 30 days.

      The Court directed the stay of proceedings requested, and also appointed the Officers and determined their powers and terms of activity.

      According to the Court's approval in (S.A. 18815/02) an application was filed on behalf of the Officers with the U.S. Bankruptcy Court in Delaware, to enforce the stay of proceedings order in the United States also, pursuant to section 304 of the U.S. Bankruptcy Code. The U.S. Bankruptcy Court granted a temporary restraining order ex parte and fixed a hearing on the application for November 18, 2002. A copy of the decision is attached hereto as Schedule A.

      The Company intends applying to the U.S. Bankruptcy Court by way of application to extend the application of the restraining order in the United States pursuant to the corresponding period during which the stay of proceedings order will be in effect in Israel. If and when the arrangement is approved by this Honourable Court, the Company will apply to enforce the arrangement in the United States within the scope of section 304 abovementioned.

3. During the period that elapsed from the date of their appointment, the Officers have carried on the contacts with the various creditors who are relevant, in an attempt to formulate a detailed proposal for an arrangement based on the principles that were presented in the Principal Application. Following these contacts, the detailed proposed arrangement described below was formulated and the court is requested to authorize the Officers to convene creditors meetings in the manner and on the dates that will be described below.

4. Before presenting details of the arrangement, it is appropriate to briefly recap the debts that the Company is seeking to regulate within the scope of this arrangement.

      4.1   Debts to the Banks

            4.1.1 A debt to Bank Hapoalim in the principal sum of approximately
                  $102 million, the debt being secured by a specific charge over some of the shares of Starband Communications Inc., ("Starband") which shares are owned by a subsidiary of the Company (the Spacenet company described below).

            4.1.2 A debt to BLL in the principal sum of approximately $30 million, the debt being secured by a first degree specific charge over a real estate asset situated in Israel. Bank Leumi has also provided the Company with performance bonds covering some $15 million and these are secured by a second charge over the real estate asset.

            4.1.3 Israel Discount has provided the Company with performance bonds covering some $13.3 million. These bonds are similarly secured by both a second charge over the real estate assets as well as a first charge over cash deposits aggregating $50,000.

                  (Bank Hapoalim, BLL and Discount will be collectively referred to hereafter as: "the Banks").

                  The current interest and commission payments to the Banks have been and are still being paid regularly.

      4.2   Debts to Debenture Holders

            The Company issued in 2000 a series of debentures convertible into shares in the principal aggregate volume of $350 million. As stated in the Principal Application, the interest payment on the Debentures which fell due for payment on September 15, 2002, in the sum of $7.4 million was not paid.

            The foregoing indicates that the total debt to be arranged within the scope of this creditors arrangement amounts to some $490 million of debt in addition to some $30 million within the scope of performance bonds.


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5.    As specified in the Principal Application, the Company has additional creditors (mainly suppliers and employees) to whom the current debt amounts to some $50 million. These debts are not the subject of the arrangement and it is the Company's intention to repay them during the normal course of business. At the same time, and as will be set out below, the Company is negotiating with a main supplier of satellite airtime to companies controlled by the Company - (hereinafter: "the Airtime Supplier") to vary the terms of the engagement with it. This variation - if and to the extent it is agreed on by the parties - is expected to be financially significant in reducing costs to the Gilat Group on the one hand, and concurrently reducing that supplier's income, on the other.

      Against that background the Company has contacted the Airtime Supplier with a view to agreeing that against such variation, the Airtime Supplier would be allotted shares and options in the Company. If and when these contacts bear fruit, such allotment will necessarily dilute the remaining holders.

      Contacts for an arrangement of a similar kind are similarly going on with another party that provided financing to the Group for the purpose of acquiring equipment, and who is a creditor for the sum of $11.5 million (hereinafter: "the Financing Party").

6. The main thrust of the creditors arrangement proposed is to reduce the debt burden imposed on the Company by way of converting part of the debt into shares and rescheduling the balance of the debt on different conditions. The formulation of the arrangement and the determination of the amount of the debt that the Company will continue to service are based on the Group's future business activity plan. Based on that business plan, (that was formulated by the Company and checked by the Suary accounting office) the Company's expected repayment capacity over time, and, as a derivative thereof, the extent of the debt amount that the Company is able to service and the method of its rescheduling, were fixed. Concise details of the rescheduling scheme and repayments based on the expected business plan and cashflow deriving therefrom, is attached hereto as Schedule B.

      The proposed arrangement is predicated on the fact that - in the circumstances in question - as the Company cannot rely on any outside party to inject funds for repayment of its debts, it will be the Company's earning capacity and its expected future cashflow that will be the sole source for repaying the debt. At the same time, the holders of the debt balances that it is proposed be reduced, and which are owed to them by the Company, are not envisaged as writing off the debt or part thereof but rather the relevant debt amount will be converted into shares of the Company according to the proposal. This means that if and to the extent the Company embarks on the road to recovery and its profitability increases, such debt holders will have the benefit of that surplus profitability "in their pockets" as shareholders. The number of shares that will be allotted according to this arrangement - as will be described below - indicates that after the implementation of the arrangement (including the allotment included therein to the Airtime Supplier) the Debenture Holders and Bank Hapoalim will hold some 87% of the Company's shares (if and to the extent the share allotment is agreed on to the Financing Party (as defined below) this allotment will reduce the rate of the above holdings to the extent of the allotment).

7. The main components of the proposed creditors arrangement include - inter alia - conversion of debt (of the Debenture Holders and Bank Hapoalim) in the aggregate sum of approximately $308 million in exchange for shares, a modification of the payment terms and conversion of the debt balance of the Debenture Holders and of some of the debt to Bank Hapoalim, as well as a rescheduling of the debt balances owed by the Company to the Banks/financiers.

      To complete the picture we would state that the registered share capital of the Company amounts to 300 million ordinary shares of NIS 0.01 of which (as of June 2002) 23,389,913 shares have been issued. We would state that in addition, there currently exist options to acquire 8,369,118 shares of the Company although the realization values of most of these options significantly exceed the current share price so that it may be assumed that under present conditions, they will lapse without being realized by the option holders.

      As will be set out below, the registered and issued capital ratios enable the allotment of the entire quantity of shares required within the scope of the debt conversion into shares described in this arrangement, without the necessity of further increasing registered share capital. The conversion of the New Debentures (as hereinafter defined) will necessitate an increase of registered capital.

8. It is unnecessary to add yet again that due to the Company's particular character as a hi-tech company the Company's main assets are its employees, know-how, goodwill and customers, particularly due to its activity as a going concern - and the ability to earn profit that can be obtained by the operation thereof as a going concern. The estimation is that the


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      alternative of winding-up would lead to a total loss of this principal asset and thereby severely harm all the creditors of the Company, its employees, customers and shareholders.

Chapter Two - Details of the proposed arrangement

      The following will describe the details of the proposed arrangement for each of the relevant creditors groups:

Debenture holders

9. The debt in the sum of $7.4 million in respect of the interest payments which the Company ought to have paid to the Debenture Holders on September 15, 2002 plus interest that will accrue up till January 2, 2003 will be compounded with the principal of the debt in a manner whereby the Company's debt to the Debenture Holders will stand at some $361,974,000. The Debenture Holders will acquire shares in the Company in exchange for 77% of the amount that the Company owes them, namely in consideration for the sum of approximately $278,720,000. Against that sum, the Company will allot to the Debenture Holders some 202,083,908 ordinary shares of the Company which are listed for trading without trading restrictions (with the exception of those required by the Securities Laws in the United States as are applicable to an affiliate) and which are unencumbered and free of any attachment or charge or third party rights and which will constitute (having regard to the 3.5% allotment to the Airtime Supplier and before the allotment to the Financing Party), some 80% of the Company's issued share capital immediately after the implementation of the arrangement.

10. Against the Company's debt balance to the Debenture Holders (namely, the sum of $83,254,000) the Company will issue to the Debenture Holders new debentures convertible into shares (hereinafter: "the New Debentures") for the full amount of such debt balance, which Debentures will be tradeable over the counter (subject to the restrictions applicable to an affiliate) and whose conditions will be as follows:

      10.1  The New Debentures will bear fixed annual interest of 4%.

      10.2 In the first two years of the New Debentures (2003 and 2004), no interest will be paid but that interest will be compounded with and will be deemed to be principal in all respects.

      10.3 Commencing from 2005 and thereafter, the Company will pay the annual interest accruing on the Debentures (it being clear that the interest accrued in respect of 2003 and 2004 will be deemed to be principal and only be paid in the repayments of principal). The interest will be paid in two semi-annual installments, the first on April 1 of each calendar year and the second on October 1 of each calendar year, except for the first payment of 2005 that will represent 3 months only.

      10.4 Commencing from 2010 and thereafter the Company will pay the principal of the Debentures and in each of the years 2010 - 2011, the Company will pay on account of the principal of the Debentures, the sum of $5 million and, in 2012, it will repay the full amount of the principal balance of the Debentures.

            The principal payments in 2010 - 2011 will fall on the interest payment dates. The principal paid in 2012 will fall on October 30, 2012. A detailed repayment schedule is described in Schedule B.

      10.5 If any payment date falls on a day not being a business day, payment will fall on the next succeeding business day. For each of the interest and/or principal payments mentioned above there will be a 30 day grace period.

      10.6 The New Debentures will be convertible into shares on the following conditions:

            10.6.1 Each holder of $0.87 face value of the New Debentures will be entitled to convert them into one share of the Company at any time during the period commencing on the date of the issue of the New Debentures until the full repayment thereof. For the avoidance of any doubt it is clarified that during the principal repayment period of the Debentures, for conversion purposes only the principal amount as yet unpaid and the unpaid interest will be taken into account.

            10.6.2 Commencing from January 1, 2005, the Company will be entitled to enforce the conversion of these New Debentures into shares according to the conversion ratio fixed in sub-paragraph 10.6.1 above, upon the following conditions being fulfilled:


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                   The average closing price on the Nasdaq for the Company's
                   shares during a period of at least 60 days will be at least $1, with the average daily trading turnover in the Company's shares during that period being not less than such figure as will be fixed, all subject to notice of such conversion being given during 7 business days from the expiration of such consecutive period or during that period if it continues beyond 60 days.

      10.7 To secure all the Company's debts and liabilities to the Debenture Holders according to the New Debentures, the Company will register in favor of the Trustee of the New Debentures a second degree floating charge over all its assets and a second degree fixed charge over all the Company's shares in Spacenet Inc. These charges will rank after the first degree charges that will be registered in favor of the Banks (as set out below). The Company will also be entitled to register at any time in favor of financial institutions for the security of new credit that will be advanced to it, additional charges that will rank with priority or be equal or be subordinate to the charge that is registered in favor of the Debenture Holders without needing the Trustee's consent or that of the Debenture Holders.

11. The Company will bear all the necessary costs for listing the shares issued under paragraph 9 above for trading as well as of the shares into which the New Debentures will be converted in the future according to paragraph 10.6 above.

Bank Hapoalim

12. Bank Hapoalim will convert a sum of $25,500,000 out of the Company's debt to it, into shares. Against that sum, the Company will allot to Bank Hapoalim 18,488,590 ordinary shares of the Company that are listed for trading and which are unencumbered of any attachment or charge or third party right.

13. The Company will allot to Bank Hapoalim against a further $5,100,000 of its debt to the Bank, New Debentures in an identical debt amount. The terms of the New Debentures will be as set out in paragraph 10 above. The Company covenants that these New Debentures will be convertible in the United States over the counter, subject to the restrictions applicable to an affiliate.

14. The Company will bear all the necessary costs required for listing the shares being issued to Bank Hapoalim for trading, and of the shares that will result from the New Debentures.

15. The debt balance to Bank Hapoalim of approximately $71,400,000 will be fully repaid on the following conditions:

      15.1 The loan will bear interest at 2.5% above LIBOR. The interest will be paid on a current basis in two semi-annual installments, the first of which on January 2, of each calendar year and the second on July 2 of each calendar year. If any such payment day falls on a day not being a business day, the payment will be made on the next succeeding business day.

      15.2 The loan will be repaid over ten years of which there will be a grace period of two full years on the principal (2003 - 2004), a partial grace year on the principal and 7 additional years in which the full amount of the principal loan balance will be paid. The intention is that the principal will be repaid in 8 years with one half of the principal of the first year being payable in the last year. A detailed time schedule is described in Schedule B.

16. To secure all its debts and liabilities to Bank Hapoalim (excluding liability under the Debentures) the Company will register in favor of Bank Hapoalim a first degree floating charge over all its assets and a specific charge over the shares of the Spacenet Inc., Company ("Spacenet") which is a subsidiary of the Company, all this being pari passu with BLL and Discount.

Bank Leumi

17. The Company's debt to BLL in the sum of approximately $30,000,000 will be fully repaid on the following conditions:

      17.1 The loan will bear interest at 2.5% above LIBOR. The interest will be paid on a current basis in two semi-annual installments, the first of which on January 2, of each calendar year and the second on July 2 of each calendar year. If any such payment day falls on a day not being a business day, the payment will be made on the next succeeding business day.


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      17.2  The loan will be repaid over ten years of which there will be a grace period of two full years on the principal (2003 - 2004), a partial grace year on the principal (2005), and 7 additional years during which the full amount of the principal loan balance will be repaid. The intention is that the principal will be repaid in 8 years with the first half of the principal of the first year being payable in the last year. A detailed repayment schedule is described in Schedule B.

18. To secure all its debts and liabilities to BLL the Company will register in favor of BLL in addition to the currently existing securities, a first degree floating charge over all its assets and a specific charge over the shares of Spacenet all this being pari passu with Bank Hapoalim and Discount.

19. The framework of the performance bonds will continue to be maintained in BLL at its present volume (some $15 million) for a period of one year, all in the ordinary course of business. After the end of that period, guarantees will be given according to the decision of the Bank in accordance with the business situation.

Discount

20. The framework of the performance bonds will continue to be maintained in Discount at its present volume (some $13.3 million) for a period of one year, all in the ordinary course of business. After the end of that period, guarantees will be given according to the decision of the Bank in accordance with the business situation.

21. To secure all its debts and liabilities to Discount (excluding liability under the Debentures) the Company will register in favor of Discount in addition to the currently existing securities, a first degree floating charge over all its assets and a specific charge over the shares of Spacenet, all this being pari passu with Bank Hapoalim and BLL.

Banks - generally

22. If the date fixed for a payment date falls on a day not being a business day, the payment will fall on the next succeeding business day.

      During the entire period preceding the making of the arrangement, the Company will continue making current payments regularly of interests and commissions to the banking community (that is, on January 1, 2003, quarterly interest to BLL, on January 2, 2003, half yearly interest to Bank Hapoalim, and commission payments to the Banks on a current basis).

      To complete the picture it should be mentioned that Bank Hapoalim and Discount Bank are also holders of debentures out of the series that was issued in 2000, and, for the avoidance of any doubt, the arrangements specified above in paragraph 10 will apply to the Company's debt to them under the New Debentures.

23. Contacts with the Airtime Supplier and the Financing Party regarding specific arrangements

      23.1 As specified at length in the Principal Application, the main field of the Gilat Group's activity is the production, sale and servicing of satellite communications. The main component of the costs of this activity is payment for the current leasing of transponders from the satellite owners (hereinafter and hereinbefore called: "airtime").

            The airtime supplier is one of the main airtime suppliers to the Gilat Group and a leading international corporation in this field of the sale of airtime. It should be added that this body holds 18.4% of Gilat's shares and, until recently, a representative also served on its behalf on the Company's board of directors.

      23.2 The engagement between the companies of the Gilat Group and the airtime supplier is through long-term agreements at pre-fixed and agreed prices. The world recession in the communications market has recently caused continually increasing competition between various airtime suppliers and, as a result has led to a drop in prices.

      23.3 Against the background of that situation, contacts have been going on between the Gilat management and the airtime supplier (with the knowledge and under the supervision of the Officers) in order to modify the existing contractual terms of the engagement in a manner which would significantly reduce the expected volume of the amounts that the Gilat Group would have to pay for air time.


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            It should be mentioned that the reduction in question is mainly in the costs which are currently loaded onto the Spacenet company, which, as stated above, is a subsidiary of Gilat, and the main party that contracts under the various agreements of the airtime supplier. At the same time, the Spacenet company is a central pivot of the Gilat Group, so that Gilat has a clear interest in reducing Spacenet's costs.

      23.4 In the present stage a final agreement has yet to be reached with the airtime supplier. However, if and to the extent the existing trends in the present contacts bear fruit and materialize into an agreement, it can be assumed that the actual payments of the Gilat Group to the airtime supplier will substantially reduce in comparison to the payments that would have been payable had the existing contractual relationship been fully fulfilled (the amount cannot be finally determined as the future agreement is conditional on actual use, and the volume thereof cannot be fixed today).

      23.5 Within these contacts an understanding is forming whereby against the reduced payments mentioned, the airtime supplier would be allotted ordinary shares of the Company at a rate which would reflect the value of its financial waiver, similar to the conversion ratio of debt to shares which has been agreed upon with Bank Hapoalim and the Debenture Holders. In light of the fact that this sum has not at this stage been finalized, the orientation is that such allotment would be partially made together with the allotments to the Debenture Holders and Bank Hapoalim and in part, the remainder would be given as an option linked to the use that would effectively be made of the airtime. In accordance with the foregoing, the scale of the share percentage that would be allotted to the airtime supplier is some 3.5% of the Company's share capital on the date of making the arrangement, and an option to receive up to a further 3.5% as a derivative of the additional sums that would actually be reduced. If and when such an agreement is achieved and the allotment effected, all the shareholders - including those to whom shares within the scope of this arrangement will be allotted - will naturally be diluted.

      23.6 Additional contacts are proceeding with the Financing Party. The debt of the Gilat Group to the Financing Party aggregates some $11,500,000. The orientation is that the Financing Party's debt will be arranged in a manner whereby against a certain percentage of the debt amount the Financing Party will acquire shares on conditions identical to those of Bank Hapoalim and the Debenture Holders, another amount of the debt sum will be converted into New Debentures and the remaining debt rescheduled over ten years according to a repayment schedule similar to that which is being proposed to the Bank creditors.

      23.7 The intention is that these specific arrangements also with the airtime supplier and the Financing Party will be completed within the cope of the present arrangement.

24.   Volume of the share allotment

      24.1 As stated in paragraph 7 above, the registered share capital of the Company stands at NIS 3 million, and is divided into 300,000,000 ordinary shares of NIS 0.01 par value each out of which (as of June
            2002) 23,389,913 ordinary shares and options to acquire 8,369,118 ordinary shares have been issued and allotted. That being the case, the immediate share allotment slated to be executed according to this arrangement to the Debenture Holders, Bank Hapoalim and also the allotments to the airtime supplier and the Financing Party (if and to the extent it will proceed) falls entirely within the Company's registered capital.

            As conveyed to the Officers by the Company's lawyers (the law office of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., ) according to the statutory documents of the Company and pursuant to the provisions of Israeli law, a share allotment out of the registered capital is within the powers of the board of directors of the Company. An opinion is attached hereto as Schedule C. Accordingly there is no need to convene a shareholders meeting to approve the allotment.

            In relation to the essential nature of the arrangement, this Honourable Court is requested to approve that in the circumstances in question, there is no need to convene a shareholders meeting for the purpose of approving the arrangement. Data provided by the Company in the Principal Application indicate that in effect, the Company is unable to pay its debts in full and that the Company has a surplus of liabilities over assets. In those circumstances, it appears that the massive conversion of debts into shares that is being effected within the framework of this arrangement could only benefit the existing shareholders and enhance their position, and would not prejudice them. This was made clear in the Principal Application in detail that in the event of a winding-up,


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            the Company's assets would be insufficient even for its creditors and in any event no surplus would remain for the shareholders.

            It should be added that the Company intends turning through its lawyers in the United States to Nasdaq to request approval that in accordance with the Nasdaq rules also, there is no need in the present circumstances to convene a general meeting of shareholders. Upon receiving Nasdaq's decision, notice in this connection will be given to this Honourable Court.

      24.2 Although the first stage of the share allotment described above is, as mentioned, within the powers of the board of directors and does not necessitate a general meeting to be convened, the situation in regard to the conversion of the New Debentures (if and when it takes place) is otherwise. An analysis of the data indicates that in order to enable a conversion of the full number of New Debentures into capital, the Company's registered capital must be increased by some NIS 1 million and divided into 100,000,000 additional shares. By law, the increase of the Company's registered capital requires a general meeting to be convened.

      24.3 An additional element which must be dealt with within the scope of the general meeting is the reverse split in the proportion of 1:10. The present situation is that as of the date of the filing of this statement, Gilat's shares are traded on the Nasdaq at a price lower than $1 per share (the price as of November 13, 2002 being $0.49 per share). According to the Nasdaq's rules that require a minimum price for trading of $1 per share, a warning was sent to the Company of the possibility delisting of its shares from trading until the beginning of December 2002. It is the Company's intention to file an application to extend the period of 90 days - inter alia - in light of the re-organization scheme that the Company intends carrying out within the scope of the present proceeding.

      24.4 The estimation is that the creditors arrangement will sharply raise the market value of the Company although at the same time and as stated above, following the arrangement the number of issued shares will increase tenfold. A risk thus exists that even after the arrangement, the price of an individual share will remain at less than $1 per share. The proposed solution to this problem (which is, in the main, technical) is a reverse split of the shares in a ratio of 1:10, whereby each block of ten shares will be converted into a single new share. This step similarly requires the approval of the general meeting. To remove any doubt it is expressly stated that the share figures and conversion ratios (including also that of the present debt as well as the New Debentures) are presented before to the reverse split, and that the making of such split will naturally cause the figures to respectively alter.

      24.5 As part of the arrangement, the Company will undertake to convene a meeting of shareholders within 60 days of the date of the share allotment according to this arrangement, in order to increase the Company's registered capital by at least NIS 1 million, that will be divided into 100,000,000 ordinary shares and, for the purpose of carrying out the reverse split. All the bodies to whom shares in this arrangement are allotted will undertake, as part and within the framework of, this arrangement, to support at that general meeting, an increase of the registered capital and a reverse split of the share capital and such other matter as will be expressly determined with respect thereto in the arrangement. Until such general meeting is convened, the shareholders who have been allotted shares within the arrangement, will not be entitled to trade therein.

Employees

25. As presented in the Principal Application, the intention is to prepare an option scheme for employees and allot thereunder options to the Company's employees. The Officers are proceeding with the active management to formulate that scheme and it will shortly be filed with this Honourable Court for approval for presentation to the meetings. The intention is that additionally, during 2003, cash sums will be set aside to the central severance pay fund to equalize the provisions to the personal funds to those required by law, and this will be in the sum of $350,000 per quarter in each of the first three quarters of the year, whereas in the fourth quarter, an additional sum will be injected after the actual shortfall is examined, although in no case will that sum exceed $350,000.

Conditions precedent

26. The agreements of the creditors meetings to the arrangement is conditional on the fulfillment of all the following conditions:

      - Reaching final and binding agreement with the airtime supplier based on that stated in paragraph 23 above.

      - On account of the possible risk that the existing shares will be delisted from trading and/or the new shares not listed, it is agreed that the listing for trading in the United States of all the allotted shares according to this arrangement on the Nasdaq as well as the listing in the U.S. of the New Debentures over-the-counter (all subject to the restrictions applicable to an affiliate) is a condition precedent for this arrangement entering into effect.

The meetings and the convening thereof

27. Based on the set of circumstances described in the Principal Application, and as predicated by the detailed proposal presented in this Application, the Officers believe that the following four creditors meetings should be convened:

      I)    BLL meeting.
      II)   Discount meeting.
      III)  Bank Hapoalim meeting.
      IV)   Debenture Holders meeting.

      As the Principal Application made clear, it is the Company's intention to continue paying its debts and other creditors who are not the subject of the proposed arrangement, and in any event, there is no need to convene a meeting of those creditors.

28. As mentioned above, the debenture in question was issued by a public company whose shares are traded on Nasdaq. The position of the Officers is that in such a case, it is proper to convene a meeting of the Debenture Holders in a manner that accords with the provisions of the documents under which the Debentures were issued, to the relevant foreign law, being the U.S. Security Laws in addition to the Nasdaq rules.

29. A legal investigation that was made with the Company's legal advisors in the United States (the office of Shearman & Sterling) for the purpose of this procedure indicates that convening a meeting of the Debenture Holders and voting at such meeting according to the law in the United States is to be carried out in the following manner:

      - In the first stage the Company must prepare a proxy statement which is sent to the Debenture Holders. This document encompasses the entire description of the Company, a full itemization of the arrangement and the proposal to the Debenture Holders, and a description of the capital structure and holdings of the Company following the arrangement. The Company estimates that this document will be ready within the next three weeks. To the proxy statement an invitation is attached to the meeting to take place on the date at the place prescribed and a proxy from also attached which gives the Debenture Holders the possibility of empowering attorneys to vote on behalf of their debentures through the proxy as they instruct.

      - the proxy statement will be distributed amongst the Debenture Holders through a nominees company through whom the debentures are held (D.T.C) which is meant to distribute it on a regular basis through the brokers to the Debenture Holders.

      - According to the rules, the process described above from the moment that the proxy statement reaches the D.T.C. until the last date for sending the proxy notices by the Debenture Holders, requires a minimum period of not less than 20 business days.

30. It is the Company's intention to turn in the very near future to the Securities Exchange Commission in the United States with a request that the securities being allotted in this arrangement be exempted from the full registration procedures that involve the preparation of a prospectus so that they will be listed for trading under the umbrella of an exemption. The Company estimates that it will be possible to receive the SEC's reply within the next few weeks.

31. Against the background of that stated, this Honourable Court is requested to authorize the Officers to direct the Company to prepare the proxy statement under their supervision and also ensure the despatch thereof by the Company according to the procedures described above. The intention is to fix a meeting of Debenture Holders for the date which meets the time schedule described above. The Officers estimate that it will be possible to send the proxy notice on December 5, and it therefore appears that the possible date for convening a meeting of the Debenture Holders will fall on January 9, 2003.

32. That being the case, this Honourable Court is requested to authorize the Officers to convene the creditors meetings in the following manner:

      Meeting of all the Debenture Holders: the meeting will take place on January 9, 2003 at 10:00 a.m. at the offices of the Company at 21 Yagiah Kapiyim Street, Kiryat Arieh, Petach Tikvah, it being also possible to vote by proxy.

      BLL meeting: will take place on January 9, 2003 at 12:00 noon at 4 Itamar Ben Avi Street, Tel Aviv.

      Discount meeting: will take place on January 9, 2003 at 12:30 p.m. at 4 Itamar Ben Avi Street, Tel Aviv.

      Bank Hapoalim meeting: will take place on January 9, 2003 at 13:00 p.m. at 4 Itamar Ben Avi Street, Tel Aviv.

      In light of the fact that convening the meetings is conditional on the preparation of the proxy statement, if, during the process of preparing that document, it transpires that the preparation thereof will extend over a longer period than expected, the Officers will have to apply to change the date for convening the meeting.

33. This Honourable Court is requested to approve the publication of the convening of the meetings in the following way:

      I) Despatch of the proxy statement to the Debenture Holders in the manner described above.

      II) Despatch of a written notice to the Banks by registered mail and by personal service.

      III) Publication in three daily newspapers in Israel, at least one of which being a financial paper, not later than 21 days before the date of actually convening the meetings.

      In addition this Honourable Court is petitioned to extend the stay of proceedings by a further 60 days, to enable the meetings to be convened during the stay of proceedings period, thus enabling a report of the results of the meetings to be made to the court before that period will have expired.

       (signed)                     (signed)                       (signed)
------------------------   ---------------------------   ---------------------------
Dr. Lippa Meir, Advocate   Gene Kleinhendler, Advocate   Michael Charlmeir, Advocate

                                The Officeholders

                               INFORMATION AGENT:

                   Georgeson Shareholder Communications, Inc.
                           17 State Street, 10th Floor
                               New York, NY 10014
                   Toll-free telephone number: 1-866-328-5446
                      Banks & Brokers call: (212) 440-9800

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                               PROXY SOLICITATION

                                 January 6, 2003

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